09011278

Taking a BiTE out of cancer.

micromet

2008 Annual Report

About:

Micromet, Inc. is developing novel antibodies based on its proprietary BiTE® antibody platform. BiTE antibodies represent a new class of antibodies that specifically activate T cells from the patient's own immune system to eliminate cancer cells or other disease related cells. Four of Micromet's antibodies are currently in clinical trials, with the remainder of its product pipeline in preclinical development.

Micromet's lead product candidate is a BiTE antibody known as blinatumomab, or MT103. It is in a phase 2 clinical trial for the treatment of patients with acute lymphoblastic leukemia and a phase 1 clinical trial for the treatment of patients with non-Hodgkin's lymphoma.

Micromet's second BiTE antibody in clinical development is MT110, which targets the epithelial cell adhesion molecule (EpCAM). MT110 is in a phase 1 clinical trial for the treatment of patients with solid tumors.

In addition to the clinical trials with blinatumomab and MT110, Micromet is developing several BiTE antibodies which are in various stages of preclinical development, including BiTE antibodies targeting CEA, MCSP, EGFR, CD33 and others. In addition, Micromet has granted an exclusive option to Bayer Schering Pharma AG to license a BiTE antibody against an undisclosed solid tumor target.

Micromet's development pipeline of conventional monoclonal antibodies consists of two product candidates in clinical trials and two additional product candidates expected to enter clinical trials in 2009. Adecatumumab, also known as MT201, is a human monoclonal antibody that targets EpCAM expressing solid tumors. Micromet is developing adecatumumab in collaboration with Merck Serono in a phase 1b clinical trial evaluating adecatumumab in combination with docetaxel for the treatment of patients with metastatic breast cancer and a phase 2 trial for the treatment of patients with colorectal cancer (CRC) after complete resection of liver metastases.

MT293 is an anti-angiogenic monoclonal antibody for the treatment of patients with solid tumors. Micromet licensed MT293 to TRACON Pharmaceuticals, Inc., which is currently conducting a phase 1 clinical trial of the drug for the treatment of patients with cancer.

MT203, which is being developed in collaboration with Nycomed, is a conventional human monoclonal antibody that neutralizes the activity of granulocyte/macrophage colony stimulating factor (GM-CSF). MT203 has potential applications in the treatment of inflammatory and autoimmune diseases, such as rheumatoid arthritis, psoriasis, or multiple sclerosis. Nycomed has made the required regulatory filings to initiate a phase 1 clinical trial, which we expect to start in the first half of 2009.

MT228, licensed to Morphotek, a wholly-owned subsidiary of Eisai, Co. Ltd, is a human monoclonal antibody targeting glycolipid found on melanoma cells. We expect Morphotek to initiate Phase 1 clinical trials with MT228 in 2009.


T Cell
Target Cell

BiTE Antibodies
A Novel Class of Antibodies

BiTE antibodies bind to T cells on one end and to the target cells on the other end. T cells are part of the body's own defense mechanism. BiTE antibodies enable T cells to "see" and attack target cells in the same manner as can be observed during naturally-occurring T cell activity.

BiTE Antibodies Can Be Tailored to Treat Different Diseases

A BiTE antibody can be designed to recognize different antigens on target cells enabling the treatment of various diseases. The portion of the BiTE antibody recognizing the T cell remains constant (top).


T-Cell
Target Cell

1. BiTE antibody temporarily links T cell with cancer cell.
2. BiTE antibody triggers release of toxins from the T cell.
3. Cancer cell is destroyed, T cell and BiTE repeat process with another cancer cell.



Micromet Antibody Development Pipeline

	Preclinical	Phase 1	Phase 2	Indications	Partner
BiTE® Antibodies					
Blinatumomab (MT103) (CD19)				Acute Lymphoblastic Leukemia	–
Blinatumomab (MT103) (CD19)				Non-Hodgkin's Lymphoma	–
MT110 (EpCAM)				Solid Tumors	–
MT111 (CEA)				Solid Tumors	Medimmune[1,2]
Undisclosed				Carcinoma	Bayer Schering Pharma AG
CD33				AML	–
MCSP				Melanoma	–
EGFR				Carcinoma	–
Conventional Antibodies					
Adecatumumab (MT201) (EpCAM)				Colorectal Cancer	Merck Serono
Adecatumumab (MT201) (EpCAM)				Metastatic Breast Cancer	Merck Serono
MT293 Denatured Collagen				Solid Tumors	Tracon
MT228 (Gp28)				Metastatic Melanoma	Morphotek[3]
MT203 (GM-CSF)				Inflammation	Nycomed
MT204 (IL-2)				RA/MS	–

1) Medimmune is a wholly-owned subsidiary of AstraZeneca, plc.

2) Micromet retains all rights in the European Union. Medimmune licensed rights for all markets outside of Europe.

3) Morphotek, Inc. is a wholly-owned subsidiary of Eisai Co., Ltd.

Dear Shareholders,



Christian Itin, Ph.D.
President, Chief Executive Officer and Director



David F. Hale
Chairman of the Board of Directors

2008 was a transforming year for Micromet. We were able to demonstrate compelling clinical activity for our lead BiTE® antibody blinatumomab in late stage non-Hodgkin's lymphoma (NHL) patients and in patients with acute lymphoblastic leukaemia (ALL). We initiated the first clinical trial with our second BiTE antibody MT110 targeting solid tumors. Finally, we secured the funds necessary to progress our product development programs into the second half of 2010. We would like to take this opportunity to provide you with some more detail on these highlights as well as to report on other important events that occurred at Micromet in the course of 2008.

We presented initial data demonstrating response rate and durability of response from the ongoing phase 1 clinical trial of blinatumomab in late stage NHL patients at the International Congress on Malignant Lymphoma (ICML) in Lugano in June 2008. That data was then published in an article in the scientific journal *Science* in August 2008. An update of the clinical data, which included the durability of patient responses, was presented at the annual meeting of the American Society for Hematology (ASH) in December 2008. The data presented at ASH showed that all seven patients treated at doses of 0.06 mg/m^2 per day had complete or partial remissions with a median relapse-free interval of more than 9 months. Based on these promising phase 1 results in patients with advanced NHL, we are planning to initiate a phase 2 clinical trial with blinatumomab in NHL patients in 2009. Also at ASH, we published the first data from our clinical trial in ALL patients treated with blinatumomab. After a series of chemotherapy treatments, a significant portion of ALL patients have ALL cancer cells

BiTE® Antibodies Have Exceptional Properties

> A 1,000–100,000 fold higher efficacy in tumor cell lysis relative to conventional and improved antibodies.

> BiTE antibodies circumvent the mechanism by which tumor cells evade recognition by T cells, the patients' most potent immune cells.

> BiTE antibodies activate T cells only in the presence of targeted tumor cells.

> BiTE antibodies cause T cells to selectively attack tumor cells, leading to a highly targeted and potent elimination of tumor cells.

> The duration of responses seen after monotherapy of NHL patients with blinatumomab is very encouraging and may represent a new advance in targeted therapy to improve on rituximab.

Ronald Levy, M.D.
Professor of Medicine, Chief of the Division of Oncology, at Stanford University School of Medicine

remaining in their bone marrow. This condition is called minimal residual disease, or MRD. The only curative treatment option available for patients with MRD is high dose chemotherapy with severe side effects and bone marrow stem cell transplantation with the risk of transplant rejection or death. As shown at ASH, treatment with blinatumomab eliminated the remaining tumor cells from the bone marrow in three of four patients treated, changing patients from MRD positive to MRD negative status. The importance of MRD negativity is illustrated by the observation that patients who are MRD negative have a relatively low probability of relapse, whereas patients who are MRD positive have a significant likelihood of relapse (relapse risk of 0–6% in MRD negative patients compared to 61–94% in MRD positive patients; Raff et al., *Blood Journal,* 2007). In 2009, we are continuing this phase 2 clinical trial in ALL. If the encouraging initial clinical data are confirmed, we believe that ALL may offer an opportunity for fast track registration and approval of blinatumomab. Further results from the phase 2 clinical trial in patients with ALL are planned to be presented at the Congress of the European Hematology Association in June and ASH in December 2009. In March of this year, we regained the North American rights to blinatumomab from MedImmune, Inc., a division of AstraZeneca. We are planning to leverage the promising clinical data that we have generated in our European clinical trials to initiate a development path for blinatumomab in the United States.

In April of 2008, we initiated the first clinical trial with our second BiTE antibody MT110. This BiTE antibody has been developed to target solid tumors. We are recruiting patients in this trial with late-stage colorectal cancer, gastric cancer and lung cancers. It is currently in the dose escalation phase and we expect to establish the appropriate dose for further clinical development towards the end of 2009. Demonstration of anti-tumor activity in this patient population could be a significant value inflection point for this product candidate and also for our BiTE antibody platform. We plan to present first clinical data of MT110 at the joint 15th Congress of the European Cancer Organization (ECCO) and 34th Congress of the European Society for Medical Oncology (ESMO) in September 2009.

In addition to advancing the clinical BiTE antibody programs, we continued our efforts to improve our BiTE antibody platform. Based on these improvements, the new BiTE antibodies that we have developed are cross-reactive with a wide range of

BiTE antibodies combine significant potency to address advanced disease with Seek and Destroy capabilities to reach disseminated disease.

Significant Potency + Seek & Destroy

Use in Advanced Disease | Consolidation Therapy




Chemotherapy GMALL
(Elderly) Protocol
Blinatumomab
(MT103)
MRD
Load
MRD pos.
MRD neg.
07-07
09-07
11-07
01-08
03-08
05-08
07-08
09-08
11-08
Induction
Cons. 1
Cons. 2
Cons. 3
Cons. 4

non-human primate species. This new feature expedites preclinical development of our new BiTE antibodies by simplifying toxicology studies, and allows for an early risk reduction for new BiTE antibody product candidates. In 2008, we filed patent applications covering this new BiTE antibody cross-reactive technology. If the patents based on these patent applications issue in the scope we expect, the patents will provide exclusivity for our new BiTE antibodies into the second half of the 2020's. First results of *in vitro* and *in vivo* testing of new cross-reactive BiTE antibodies were presented at the annual meeting of the American Association for Cancer Research (AACR) in April of 2008, where preclinical data on BiTE antibodies developed to target CD33 (acute myelogenic leukaemia), MCSP (melanoma), EGFR (colorectal and lung cancers) and Her-2 (breast cancer) were presented. At the upcoming AACR meeting in April 2009, we are planning to provide an update on these, as well as, several new BiTE antibodies.

The increased visibility of BiTE antibodies has generated significant interest of potential collaboration partners in the pharmaceutical industry. In January 2009, we announced a significant option and collaboration agreement with Bayer. If Bayer exercises this option before it expires in early 2010, the total potential option, upfront and milestone payments could approach $396 million.

We also achieved significant progress in 2008 with our partnered, conventional antibodies. Adecatumumab, which is being developed in collaboration with Merck Serono, showed clinical responses in a phase 1b trial in metastatic breast cancer patients in combination with docetaxel. We are planning to present data from this clinical trial at The American Society of Clinical Oncology (ASCO) in June 2009. In addition, we initiated a phase 2 clinical trial in colorectal cancer patients with resected liver metastasis in March of 2009. Our licensee TRACON Pharmaceuticals presented the first safety data from a phase 1 clinical trial in patients with solid tumors treated with MT293 at the AACR-EORTC-NCI meeting in October 2008. MT293 is a humanized antibody targeting denatured collagen surrounding solid tumors. Two of our preclinical stage conventional antibodies are expected to enter clinical trials in 2009. Morphotek, a wholly-owned subsidiary of Eisai, is our licensee for MT228, a human monoclonal antibody targeting a glycolipid found on melanoma cells. We expect Morphotek to initiate a phase 1 clinical trial

Experienced Management



> Christian Itin, Ph.D.
President, Chief Executive Officer and Director



> Patrick A. Baeuerle, Ph.D.
Senior Vice President, Chief Scientific Officer



> Carsten Reinhardt, M.D., Ph.D.
Senior Vice President, Chief Medical Officer



> Jens Hennecke, Ph.D.
Senior Vice President, Business Development



> Matthias Alder, lic. iur., LL.M.
Senior Vice President, General Counsel and Secretary



> Mark Reisenauer
Senior Vice President, Chief Commercial Officer



> Barclay A. Phillips
Senior Vice President, Chief Financial Officer

---

with MT228 in 2009. Nycomed, our collaboration partner for the development and commercialization of MT203, a human antibody which neutralizes GM-CSF, has filed a clinical trial application in March of this year and is planning to start clinical trials with MT203 by mid-2009.

We were also successful in securing additional financing for Micromet in 2008. In September, we raised gross proceeds of $40 million in a private placement. With these funds, we have cash to fund operations into the second half of 2010. In addition, in December 2008, we expanded our Committed Equity Financing Facility with Kingsbridge Capital from $25 million to $75 million, which provides us with additional flexibility to obtain funding through the sale of shares to Kingsbridge Capital.

Considering the challenging macro-economic outlook for 2009 and 2010, we will focus the Company through investments in four areas that we believe offer the greatest opportunity for value creation: Advancing blinatumomab in additional clinical trials; completing the phase 1 clinical trial of MT110; establishing strategic partnerships with major pharmaceutical companies for the development of our BiTE antibodies; and creating additional partnering opportunities by developing the pre-clinical data packages for new BiTE antibodies and for our interleukin-2 neutralizing antibody MT204 to support our business development activities.

We would like to thank you all for your continued support of Micromet. We had a successful 2008 and we have no doubt that we will continue on this path in 2009.

Christian Itin
President, Chief Executive Officer
and Director

David F. Hale
Chairman of the Board of Directors

micromet

May 5, 2009

MAY 0 5 2009

Washington, DC
120

Micromet, Inc.
6707 Democracy Blvd.
Suite 505
Bethesda, Maryland 20817

Phone: (240) 752-1420
Fax: (240) 752-1425
E-mail: info@micromet-inc.com
Internet: www.micromet-inc.com

VIA: Hand-Delivery

Securities and Exchange Commission
Attn: Filing Counter
100 F Street, NE
Washington, DC 20549

Re: Communication to Stockholders

Ladies and Gentlemen:

Enclosed is seven (7) copies of the materials we will be mailing to stockholders, or providing electronically via the notice and access method, on or about May 7th, for our upcoming 2009 Annual Meeting of Stockholders.

If you have any questions or comments, please contact me at (240) 752-1420.

Thank you.

Sincerely,

Ethan Danfer
Manager of Legal Affairs

SEC
Mail Processing
Section

MAY 0 5 2009

Washington, DC
120

Board of Directors

- David F. Hale (Chairman)
- Jerry C. Benjamin
- John E. Berriman
- Michael G. Carter
- Kapil Dhingra
- Christian Itin
- Peter Johann
- Joseph P. Slattery
- Otello Stampacchia

Corporate Information

Annual Meeting

The Annual Meeting of Shareholders of Micromet, Inc. will be held at 1:00 PM Eastern Time, June 17, 2009, at the Marriott Suites Bethesda located at 6711 Democracy Boulevard, Bethesda, MD 20817.

Stock Listing

The Company's common stock trades on the Nasdaq Global Market under the symbol "MITI."

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC
59 Maiden Lane, Plaza Level
New York, NY 10038
1-800-937-5449

Independent Registered Public Accounting Firm

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102
703-747-1000
www.ey.com

Legal Counsel

Cooley Godward Kronish LLP
One Freedom Square
11951 Freedom Drive
Reston, VA 20190-5656
703-456-8000
www.cooley.com

Investor Relations

SAN Group, LLC
27 N. Moore Street, Suite 10C
New York, NY 10013
212-966-3650
www.sanoonan.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

micromet

MICROMET, INC.
6707 Democracy Boulevard
Suite 505
Bethesda, Maryland 20817

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 17, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Micromet, Inc., a Delaware corporation. The meeting will be held on Wednesday, June 17, 2009 at 1:00 p.m. local time at the Marriott Suites Bethesda, 6711 Democracy Boulevard, Bethesda, Maryland 20817 for the following purposes:

(1) To elect the board of directors' three nominees for Class III director to hold office until the 2012 Annual Meeting of Stockholders.

(2) To ratify the selection by the audit committee of the board of directors of Ernst & Young LLP as independent registered public accounting firm of Micromet, Inc. for its fiscal year ending December 31, 2009.

(3) To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is April 29, 2009. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held on June 17, 2009.

The proxy statement and annual report to stockholders are available at *http://www.proxyvote.com.*

By Order of the Board of Directors

Matthias Alder
Secretary

Bethesda, Maryland
April 30, 2009

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) has been provided for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

micromet

MICROMET, INC.
6707 Democracy Boulevard
Suite 505
Bethesda, Maryland 20817

PROXY STATEMENT

FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS
June 17, 2009

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed proxy card because the board of directors of Micromet, Inc. (sometimes referred to as "Micromet") is soliciting your proxy to vote at the 2009 Annual Meeting of Stockholders, including at any adjournment or postponement of the meeting. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions contained in these materials to submit your proxy over the telephone or on the Internet.

We intend to mail this proxy statement and accompanying proxy card on or about May 7, 2009 to all stockholders of record entitled to vote at the annual meeting.

How do I attend the annual meeting?

The meeting will be held on Wednesday, June 17, 2009 at 1:00 p.m. local time at the Marriott Suites Bethesda, 6711 Democracy Boulevard, Bethesda, Maryland 20817. Directions to the annual meeting may be found at *www.micromet-inc.com.* Information on how to vote in person at the annual meeting is discussed below.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 29, 2009 will be entitled to vote at the annual meeting. On this record date, there were 50,924,347 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 29, 2009 your shares were registered directly in your name with Micromet's transfer agent, BNY Mellon Shareowner Services, then you are a stockholder of record. Please note, however, that effective as of May 1, 2009, our new transfer agent is American Stock Transfer & Trust Company. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed in these materials to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 29, 2009 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote:

(1) Election of the board of directors' three nominees for Class III director to hold office until the 2012 Annual Meeting of Stockholders; and

(2) Ratification of the audit committee of the board of directors' selection of Ernst & Young LLP as independent registered public accounting firm of Micromet, Inc. for its fiscal year ending December 31, 2009.

What if another matter is properly brought before the meeting?

The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

How do I vote?

You may either vote "For" all the nominees to the board of directors or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on June 16, 2009 to be counted.
- To vote on the Internet, go to *http://www.proxyvote.com* to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on June 16, 2009 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Micromet. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

We provide Internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 29, 2009.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of all three nominees for director and "For" the ratification of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009. If any other matter is properly presented at the meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one set of proxy materials?

If you receive more than one set of proxy materials, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the proxy cards in the proxy materials to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or on the Internet.
- You may send a timely written notice that you are revoking your proxy to Micromet's corporate secretary at 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or Internet proxy is the one that is counted.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 31, 2009, to our corporate secretary, at 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817.

If you wish to submit a proposal that is not to be included in next year's proxy materials, or to nominate a director, you must deliver your notice to the corporate secretary at the address above not later than the close of business on March 19, 2010 nor earlier than the close of business on February 17, 2010; provided, however, that in the event that the date of the 2010 annual meeting is before May 18, 2010 or after August 16,

2010, your notice must be delivered not earlier than the close of business on the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the earlier of (i) the day on which notice of the meeting was mailed or (ii) the date public announcement of the date of such meeting is first made by us. In no event will the public announcement of an adjournment or postponement of the 2010 annual meeting commence a new time period (or extend any time period) for the giving of your notice as described above. If your notice is not timely delivered, then for all proxies we receive, the proxyholders will have discretionary authority to vote on the matter, including discretionary authority to vote against the matter.

Your notice must set forth: (a) as to each person whom you propose to nominate for election or re-election as a director, all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-101 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that you propose to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend our bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of yours or of the beneficial owner, if any, on whose behalf the nomination or proposal is made; and (c) as to you and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) your name and address or that of such beneficial owner, (ii) the class and number of shares of our capital stock which are owned beneficially and of record by you and such beneficial owner, (iii) a representation that you are a holder of record of our stock entitled to vote at such meeting and you intend to appear in person or by proxy at the meeting to propose such business or nomination and (iv) a representation whether you or the beneficial owner, if any, intends or is part of a group which intends (y) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (z) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by you if you have notified us of your intention to present a proposal at the 2010 annual meeting in compliance with Rule 14a-8 (or any successor thereof) under the Exchange Act and your proposal has been included in a proxy statement that has been prepared by us to solicit proxies for such annual meeting.

We may also require any proposed nominee to furnish such other information as we may reasonably require to determine the eligibility of such proposed nominee to serve as a member of our board of directors.

You are also advised to review our Amended and Restated Bylaws, filed with the United States Securities and Exchange Commission ("SEC") as an exhibit to a Current Report on Form 8-K on October 9, 2007, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the New York

Stock Exchange, "non-routine" matters are generally those involving a contest or a matter that may substantially affect the rights or privileges of stockholders, such as mergers or stockholder proposals.

How many votes are needed to approve each proposal?

- For the election of directors, Proposal No. 1, the three nominees receiving the most "For" votes from the holders of votes of shares present in person or represented by proxy and entitled to vote on the election of directors will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2, the ratification of the selection of our independent accountants, must receive "For" votes from the holders of a majority of shares present in person or represented by proxy and entitled to vote. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present at the meeting in person or represented by proxy. On the record date, there were 50,924,347 shares outstanding and entitled to vote. Therefore, the holders of 25,462,174 shares must be present in person or represented by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our Quarterly Report on Form 10-Q for the second quarter of 2009.

What proxy materials are available on the Internet?

The letter to stockholders, proxy statement and annual report to stockholders, including our Form 10-K for the year ended December 31, 2008, are available at *http://www.proxyvote.com*.

Proposal No. 1

Election Of Directors

Our board of directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the board may be filled only by persons elected by a majority of the remaining directors. A director elected by the board to fill a vacancy in a class, including any vacancies created by any increase in the number of directors, serves for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

Our board of directors presently has nine members. There are three directors in the class whose term of office expires in 2009, each of whom has been nominated for re-election: Mr. David F. Hale, Dr. Michael G. Carter and Mr. John E. Berriman. Each of the nominees is currently a director of Micromet and each was previously elected by the stockholders. If elected at the annual meeting, each of these nominees would serve until the 2012 annual meeting and until his successor has been duly elected and qualified, or, if sooner, until the director's death, resignation or removal. It is our policy to encourage directors and nominees for director to attend the annual meeting. Except for Mr. Hale, all of our current directors who were in office at the time of the 2008 Annual Meeting of Stockholders attended the annual meeting.

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. The three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by our board of directors. Each person nominated for election has agreed to serve if elected. Our management has no reason to believe that any nominee will be unable to serve.

The following is a brief biography of each nominee and each director whose term will continue after the annual meeting. Ages presented are as of April 29, 2009.

Nominees for Election for a Three-Year Term Expiring at the 2012 Annual Meeting

David F. Hale

David F. Hale, age 60, has served as a member of our board of directors since 2000, and as chairman of our board since May 2006. He served as President and Chief Executive Officer of our predecessor CancerVax Corporation from 2000 to the closing of the merger with Micromet AG in May 2006. Mr. Hale was appointed Executive Chairman in December 2007 and Interim Chief Executive Officer from January 2008 to August 2008 of Somaxon Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, where he was a co-founder and previously Chairman. From 1998 to 2000, Mr. Hale served as President and Chief Executive Officer of Women First HealthCare, Inc., a publicly traded specialty pharmaceuticals company. Prior to joining Women First HealthCare, Mr. Hale served from 1987 to 1997 as Chairman, President and Chief Executive Officer of Gensia, Inc., a publicly held biopharmaceutical company, which merged with Sicor, Inc., to form GensiaSicor, Inc., and which was acquired by Teva Pharmaceutical Industries Limited. He also served from 1987 to 1995 as Chairman of Viagene, Inc., a publicly held biotechnology company that was acquired by Chiron, Inc. Mr. Hale served from 1982 to 1987 as President, Chief Executive Officer and Chief Operating Officer with Hybritech, Inc., a publicly-traded biotechnology company that was acquired by Eli Lilly and Co. in 1986. Prior to joining Hybritech, Mr. Hale served from 1980 to 1982 as Vice President, Sales and Marketing and then as Vice President and General Manager with BBL Microbiology Systems, a division of Becton, Dickinson & Co. From 1971 to 1980, Mr. Hale held various marketing and sales management positions with Ortho Pharmaceutical Corporation, a division of Johnson & Johnson, Inc. Mr. Hale currently serves as Chairman of the board of directors of two publicly traded biopharmaceutical companies, Santarus, Inc. and Metabasis Therapeutics, Inc., as well as Chairman of SkinMedica, Inc. and Neurelis, Inc., and a director of Conatus Pharmaceuticals, Inc. Mr. Hale is also a director of the Biotechnology Industry Organization, BIOCOM, the Burnham Institute, and Rady Children's Hospital, San Diego and is a co-founder and chairman of CONNECT. Mr. Hale received a B.A. in biology and chemistry from Jacksonville State University.

Michael G. Carter, M.B., Ch.B., F.R.C.P. (Edinburgh)

Michael G. Carter, M.B., Ch.B., F.R.C.P. (Edinburgh), age 71, has served as a member of our board of directors since 2001, and was a member of the supervisory board of our subsidiary Micromet AG until May 2006. Dr. Carter is a venture partner at SV Life Sciences Advisers LLP and a member of the advisory board of Paul Capital Royalty Fund. Dr. Carter retired from Zeneca, PLC, a publicly traded global pharmaceutical company and predecessor of AstraZeneca, in 1998, where he had been on the pharmaceutical board. Dr. Carter served at Zeneca as International Medical Director from 1986 to 1989 and as International Marketing Director from 1990 to 1995. Under his direction, Zeneca developed and launched numerous drugs including Casodex™, the most widely prescribed anti-androgen for prostate cancer therapy in the U.S.; Zoladex™, an LHRH analogue for prostate cancer and breast cancer; and Arimidex™, the first new generation aromatase inhibitor for breast cancer. Dr. Carter also contributed to the post-marketing development of tamoxifen, the first selective estrogen receptor modulator approved for the treatment of breast cancer. From 1985 to 1995, Dr. Carter served as a member of the U.K. Government's Medicines Commission. From 1976 to 1984, Dr. Carter held several positions with Roche Products, Ltd., including head of Medical Development and Medical Affairs and Director of the Pharmaceutical Division. Dr. Carter currently serves as a Director of several European and U.S. biopharmaceutical companies, including Fulcrum Pharmaceuticals PLC, a publicly held company in the United Kingdom, and as a member of the boards of directors of Santarus, Inc. and GTx, Inc., both publicly held biotechnology companies in the U.S. Dr. Carter is an Elected Fellow of the Royal Pharmaceutical Society, Faculty of Pharmaceutical Medicine, and of the Royal College of Physicians of Edinburgh. Dr. Carter received a bachelor's degree in Pharmacy from London University (U.K.) and a medical degree from Sheffield University Medical School (U.K.).

John E. Berriman

John E. Berriman, age 61, has served as a member of our board of directors since May 2006. Mr. Berriman was a member of the supervisory board of our subsidiary Micromet AG until May 2006. Since May 2004, Mr. Berriman has been a consultant and a non-executive director of a number of private and public biotech companies, including Algeta ASA and Ablynx NV. He served as executive deputy chairman of Oxxon Therapeutics, Inc. until its sale to Oxford BioMedica in May 2007. Mr. Berriman served as a member of the board of directors of Alnylam Pharmaceuticals, Inc., a publicly held company, from 2003 until December 2005. From 2001 until May 2004, Mr. Berriman served as a director of Abingworth Management, a venture capital firm specializing in life science biomedical companies. Mr. Berriman was a consultant to Abingworth Management from 1997 to 2001. From 1989 until 1996 Mr. Berriman was an executive director of Celltech plc. He has a degree in Chemical Engineering from the University of Cambridge and an MBA from the London Business School.

The Board Of Directors Recommends
A Vote in Favor of Each Named Nominee.

Directors Continuing in Office Until the 2010 Annual Meeting

Jerry C. Benjamin

Jerry C. Benjamin, age 68, has served as a member of our board of directors since May 2006, and was a member of the supervisory board of our subsidiary Micromet AG until May 2006. Mr. Benjamin was a General Partner of Advent Venture Partners, a venture capital management firm in London, from 1985 until his retirement at the end of 2008. He currently serves as Senior Advisor to the AVP Life Sciences team. Mr. Benjamin also serves on the board of directors of Orthofix International N.V., an international orthopedics company listed on the NASDAQ Global Market and Ivax Diagnostics, Inc., an international diagnostics company listed on the NYSE Amex stock exchange. In the past, Mr. Benjamin has been a director of a number of public and private healthcare companies.

Kapil Dhingra, M.B., B.S.

Dr. Kapil Dhingra, age 49, has served as a member of our board of directors since February 2009. Dr. Dhingra founded, and since June 2008 has been the sole member of, KAPital Consulting, LLC, a consulting company dedicated to assisting biotechnology, pharmaceutical and diagnostic companies realize clinical and commercial advances in oncology. From 1999 to June 2008, Dr. Dhingra worked in positions of increasing responsibility at Hoffman-La Roche, most recently serving as Vice President, Head, Oncology Disease Biology Leadership Team, and Head, Oncology Clinical Development. Prior to Hoffmann-La Roche, from 1996 to 1999, Dr. Dhingra worked as a Clinical and Senior Clinical Research Physician with Eli Lilly and Company, and from 1989 to 1996, as Clinical Instructor, Assistant Professor of Medicine at the University of Texas M.D. Anderson Cancer Center. Throughout his industry career, he maintained an active faculty appointment, initially at Indiana University School of Medicine from 1997 to 1999 as Clinical Associate Professor, and, more recently, at Memorial Sloan Kettering Cancer Center in New York from 2000 to 2008. Dr. Dhingra holds an M.B.B.S. degree (equivalent to a U.S. M.D. degree) from the All India Institute of Medical Services, and has performed postgraduate work at the All India Institute of Medical Services, the Lincoln Medical and Mental Health Center (New York Medical College), Bronx, NY and Emory University School of Medicine, Atlanta, GA.

Otello Stampacchia, Ph.D.

Otello Stampacchia, Ph.D., age 39, has served as a member of our board of directors since May 2006, and was a member of the supervisory board of our subsidiary Micromet AG until May 2006. Dr. Stampacchia has been an Adviser to Omega Fund since 2005. The Omega Fund acquires ownership interests in public and private biopharmaceutical and device companies, focusing on Western Europe and the United States. Dr. Stampacchia has been involved in various advisory activities in biotechnology since 2001. Previously, Dr. Stampacchia was a member of the health care Corporate Finance and M&A team at Goldman Sachs International in London, and he also helped initiate the health care investment activities of Index Securities (now Index Ventures). Dr. Stampacchia has a Ph.D. in Molecular Biology from the University of Geneva (Switzerland), a European Doctorate in Biotechnology (EDBT) from the European Association for Higher Education in Biotechnology, and a M.Sc. in Genetics from the University of Pavia (Italy).

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2011 ANNUAL MEETING

Christian Itin, Ph.D.

Christian Itin, Ph.D., age 44, has served as our Chief Executive Officer and as a director since May 2006, and has served in the following capacities with our subsidiary Micromet AG: Chief Executive Officer from March 2004 to May 2006, Chief Business Officer from 2002 to March 2004, Vice President of Business and Corporate Development from 2001 to 2002, Vice President of Corporate Development from 2000 to 2001 and Head of IP and Licensing from 1999 to 2000. Before joining Micromet, Dr. Itin was a co-founder of Zyomyx, Inc., a protein chip company in Hayward, California. Dr. Itin received a Diploma in biology and a Ph.D. in cell biology from the University of Basel, Switzerland. In addition, he also performed post-doctoral research at the Biocenter of Basel University and at the Stanford University School of Medicine.

Peter Johann, Ph.D.

Peter Johann, Ph.D., age 51, has served as a member of our board of directors since July 2006. Dr. Johann is a Managing General Partner of NGN Capital, a venture capital firm. He joined NGN Capital from Boehringer Ingelheim, a global pharmaceutical company based in Germany, where he was the Division Head of Corporate Development responsible for strategic planning, strategic projects, M&A, business development and licensing. Prior to this, Dr. Johann has served as Global Business Leader at F. Hoffman-La Roche, a global pharmaceutical and healthcare company, where he led global business teams and was responsible for global marketing of oncology products as well as evaluation of pipeline products from internal and external sources. Dr. Johann joined Roche from Boehringer Mannheim where he was Head of Business Development and Marketing Molecular Medicine. In addition to marketing activities, Dr. Johann was involved in setting up and managing joint venture companies as a member of the supervisory board. He was also responsible for licensing activities of the joint ventures. Prior to that he held various positions in the fields of marketing, sales and business development with Boehringer Mannheim Biochemicals, Kaneka and Rohm. Dr. Johann obtained his Ph.D. from the Technical University Munich. Dr. Johann is a director of Nitec Pharma AG, a privately held specialty pharmaceutical company in Switzerland; NaniRx Therapeutics, a privately held biotechnology company in New York; Resverlogix Corp., a publicly held company in Canada and Vivaldi Biosciences, a privately held company in New York. Dr. Johann is a board observer of Cerapedics Inc.

Joseph P. Slattery

Joseph P. Slattery, age 44, has served as a member of our board of directors since November 2007. Mr. Slattery was Chief Financial Officer and Senior Vice President of Digene Corporation, a publicly held medical diagnostics company that was acquired by Qiagen, N.V. in July 2007. At Digene, Mr. Slattery was responsible for the financial, accounting, project management, information technology and legal functions. Prior to his appointment as Chief Financial Officer in 2006, Mr. Slattery served as Digene's Senior Vice President, Finance and Information Systems from 2002 to 2006, and as Vice President, Finance and as Controller from 1996 to 2002. Mr. Slattery currently serves as a director and chairman of the audit committee of TranS1, Inc., a publicly traded medical device company. Mr. Slattery also currently serves as a director and chairman of the audit committee of CVRx, Inc., a privately-held medical device company. Mr. Slattery received a B.S. degree in accountancy from Bentley College and is a certified public accountant.

Information Regarding the Board of Directors and Corporate Governance

Independence of The Board of Directors

Under the NASDAQ Stock Market ("NASDAQ") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The board consults with our outside legal counsel to ensure that the board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all identified relevant transactions or relationships between each director, or any of his family members, and us, our senior management and our independent auditors, the board has affirmatively determined that each of Mr. Benjamin, Mr. Berriman, Dr. Carter, Dr. Dhingra, Dr. Johann, Mr. Slattery and Dr. Stampacchia is an independent director within the meaning of the applicable NASDAQ listing standards. Dr. Itin, our President and Chief Executive Officer, is not an independent director by virtue of his current employment by us. Mr. Hale is not currently an independent director by virtue of his previous employment as our chief executive officer until May 2006.

Meetings of the Board of Directors

Our board of directors met eleven times during the last fiscal year. Each director attended 75% or more of the aggregate number of meetings of the board and of the committees on which he served, held during the portion of the last fiscal year for which he was a director or committee member.

Information Regarding Committees of the Board of Directors

Our board of directors has established three committees: an audit committee, a compensation committee, and a nominating & corporate governance committee. The following table provides membership and meeting information for each of the board committees:

Name	Audit	Compensation	Nominating & Corporate Governance
Mr. Jerry C. Benjamin		X*	X
Mr. John E. Berriman	X	X	
Dr. Michael G. Carter		X	X*
Dr. Kapil Dhingra(1)			X
Mr. David F. Hale			
Dr. Christian Itin			
Dr. Peter Johann(2)	X	X	
Mr. Barclay A. Phillips(3)	X		X
Dr. Otello Stampacchia		X	
Mr. Joseph P. Slattery(4)	X*	—	X
Total meetings in fiscal year 2008	9	4	4

* Committee Chairperson

(1) Dr. Dhingra was appointed to the nominating & corporate governance committee in March 2009.
(2) Dr. Johann was appointed to the audit committee in September 2008.
(3) Mr. Phillips resigned as a director and member of the audit and nominating & corporate governance committees in August 2008, concurrently with his appointment as our chief financial officer.
(4) Mr. Slattery was appointed to the nominating & corporate governance committee in October 2008.

Below is a description of each committee of our board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. Our board of directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding "independence" and that each member is free of any relationship that would impair his individual exercise of independent judgment with regard to the company.

Audit Committee

The audit committee of our board of directors was established by the board in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee our corporate accounting and financial reporting processes and audits of our financial statements. The audit committee is currently composed of three directors: Mr. Slattery, Mr. Berriman and Dr. Johann. Mr. Phillips served on the committee during 2008 but resigned in August 2008 upon his appointment as our chief financial officer. Dr. Johann was appointed to the committee following Mr. Phillips's resignation. The audit committee has adopted a written charter that is available to stockholders on our website at *www.micromet-inc.com*. The information contained on the website is not incorporated by reference in, or considered part of, this proxy statement.

Pursuant to its charter, the purpose of the audit committee is to oversee our accounting and financial reporting processes and our audits of the financial statements on behalf of our board of directors and report the results of its activities to the board. In carrying out these responsibilities, the audit committee performs several functions, including:

- evaluating the performance of and assessing the qualifications of our independent auditors;
- determining and approving the engagement of our independent auditors;
- determining whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors;
- reviewing and approving the retention of our independent auditors to perform any permissible non-audit services;
- monitoring the rotation of partners of our independent auditors on our audit engagement team as required by law;
- reviewing and approving or rejecting transactions between us and any related persons;
- conferring with management and our independent auditors regarding the effectiveness of internal controls over financial reporting;
- reviewing our procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
- meeting to review our annual audited financial statements and quarterly financial statements with management and our independent auditors, including a review of our disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our board of directors reviews the NASDAQ listing standards definition of independence for audit committee members on an annual basis and has determined that all members of our audit committee are independent (as independence is currently defined in Rules 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards). Our board of directors has also determined that Mr. Slattery qualifies as an "audit committee financial expert" as defined in applicable SEC rules. The board made a qualitative assessment of Mr. Slattery's level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for a public reporting company.

The audit committee met nine times during fiscal year 2008. The audit committee's agenda for each meeting was established by the audit committee's chairman in consultation with our chief financial officer. The audit committee meetings included discussion of significant accounting policies applied by us in our financial statements, as well as alternative treatments. The audit committee's meetings included, whenever appropriate, executive sessions in which the audit committee met separately with our independent auditors and our chief financial officer as appropriate.

The audit committee is updated quarterly on management's process to assess the adequacy of our system of internal control over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of our internal control over financial reporting. The audit committee has also discussed with our independent auditors our internal control assessment process, management's assessment with respect thereto and our independent auditors' evaluation of our system of internal control over financial reporting.

In March 2009, the audit committee engaged Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2009, and reviewed with senior members of our financial management team and Ernst & Young LLP the overall audit scope and plans and the results of external audit examinations.

Report of the Audit Committee of the Board of Directors(1)

As part of its oversight of our financial statements, the audit committee reviews and discusses with both management and our independent auditors all annual and quarterly financial statements prior to their issuance, including the audited financial statements for the fiscal year ended December 31, 2008. During fiscal year 2008, management advised the audit committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the audit committee. These reviews included discussion with the independent auditors of matters required to be discussed pursuant to *Statement on Auditing Standards No. 114 (The Auditor's Communication with Those Charged with Governance)*, as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, including the quality of our accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The audit committee also discussed with Ernst & Young LLP matters relating to its independence, including a review of audit and non-audit fees, and received the written disclosures and letter from Ernst & Young LLP to the committee required by applicable requirements of the PCAOB regarding the independent accountants' communications with the audit committee concerning independence.

Taking all of these reviews and discussions into account, on March 5, 2009, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Mr. Joseph P. Slattery, Chairman
Mr. John E. Berriman
Dr. Peter Johann

Compensation Committee

The compensation committee is composed of five directors: Messrs. Benjamin and Berriman, and Drs. Carter, Johann and Stampacchia. All members of our compensation committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards. The compensation committee met four times during the 2008 fiscal year. The compensation committee has adopted a written charter that is available to stockholders on our website at *www.micromet-inc.com*. The information contained on the website is not incorporated by reference in, or considered part of, this proxy statement.

(1) The material in this report of the audit committee is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Micromet under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The compensation committee of our board of directors reviews, recommends for adoption by the board, and oversees our compensation philosophy, strategy, policies, plans and programs. The functions of this committee include:

- reviewing and approving corporate performance objectives relevant to the compensation of our chief executive officer and evaluating his performance in light of these stated objectives;
- reviewing and approving compensation and management incentive compensation plans for all executive officers, other officers (as such term is defined in Rule 16a-1, promulgated under the Exchange Act), vice presidents, and other employees with a base salary greater than or equal to $250,000, or €180,000 for employees based in Germany;
- reviewing and, as it deems appropriate, recommending to our board of directors all compensation for any of our directors, including making recommendations with respect to awards under our equity incentive plans;
- reviewing and approving base salaries of our executive officers, as well as employment agreements and severance arrangements for our executive officers;
- establishing, administering and exercising authority under our annual incentive compensation, 401(k) and equity incentive award plans and other similar plans and programs;
- determining our policy with regard to change of control or "parachute" payments;
- reviewing and approving executive officer and director indemnification and insurance matters; and
- reviewing our Compensation Discussion and Analysis to consider whether to recommend to the board that it be included in the proxy statement and other filings with the SEC.

Compensation Committee Processes and Procedures

The compensation committee generally meets four times annually and with greater frequency if necessary. From time to time, various members of management as well as outside advisors or consultants may be invited by the compensation committee to make presentations, to provide financial or other background information or advice or to otherwise participate in compensation committee meetings. In addition, the compensation committee meets regularly in executive session. Our chief executive officer does not participate in, and is not present during, any deliberations or determinations of the committee relating to his compensation. The charter of the compensation committee grants the committee the authority to retain, at our expense, independent counsel, compensation and benefits consultants and other outside experts or advisors as the committee believes to be necessary or appropriate in the performance of its duties. The committee may also utilize the services of our regular legal counsel or our other advisors. In particular, the compensation committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

Historically, the compensation committee has made most of the significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. However, the compensation committee also considers matters related to individual compensation, such as compensation for new executive hires, compensation adjustments as a result of promotions, as well as high-level strategic issues, such as the efficacy of our compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the compensation committee's process for setting executive compensation comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than our chief executive officer, the compensation committee solicits and considers evaluations and recommendations submitted to the committee by our chief executive officer. In the case of our chief executive officer, the evaluation of his performance is conducted by the compensation committee, which determines any adjustments to his compensation as well as awards to be granted.

The specific determinations of the compensation committee with respect to executive compensation for fiscal 2008 are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Nominating & Corporate Governance Committee

The nominating & corporate governance committee is currently composed of four directors: Mr. Benjamin, Dr. Carter, Dr. Dhingra and Mr. Slattery. Mr. Phillips served on the committee during 2008 but resigned in August 2008 upon his appointment as our chief financial officer. Mr. Slattery and Dr. Dhingra were appointed to the committee in October 2008 and March 2009, respectively. All members of the nominating & corporate governance committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). The nominating & corporate governance committee met four times during fiscal year 2008. The nominating & corporate governance committee has adopted a written charter that is available to stockholders on our website at *www.micromet-inc.com*. The information contained on the website is not incorporated by reference in, or considered part of, this proxy statement.

The functions of the nominating & corporate governance committee include:

- identifying, reviewing and evaluating qualified candidates to become members of our board of directors consistent with criteria approved by the committee;
- recommending to the board nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected) or to fill vacancies on our board of directors;
- conducting an annual review process to assess the performance of our board of directors and the board committees, as well as to assess the level and quality of the interactions between our chief executive officer and our board of directors;
- making recommendations to the board regarding committee membership; and
- developing and reviewing our corporate governance guidelines and principles, and if appropriate, recommending changes to such guidelines to our board of directors.

Director Qualifications

The nominating & corporate governance committee's goal is to assemble a board of directors that brings to our company a variety of perspectives and skills derived from high quality business and professional experience. The nominating & corporate governance committee does, however, believe it appropriate for at least one, and, preferably, several, members of our board of directors to meet the criteria for an "audit committee financial expert" as defined by SEC rules. The nominating & corporate governance committee also believes it appropriate for our chief executive officer to participate as a member of our board of directors. In evaluating candidates for membership on our board of directors, the nominating & corporate governance committee considers, among other factors, the appropriate size of our board of directors, personal and professional integrity, ethics and values, experience in corporate management, such as serving as an officer or former officer of a publicly held company, experience in our industry, experience as a board member of another publicly held company, diversity of expertise and experience in substantive matters pertaining to our business relative to other board members, having sufficient time to devote to our affairs, practical and mature business judgment, and experience with relevant social policy concerns. The nominating & corporate governance committee retains the right to modify these qualifications from time to time.

Director Nomination Process

When recommending candidates to our board of directors to be proposed for election at the annual meeting of stockholders, the nominating & corporate governance committee identifies nominees for director by first evaluating the current members of our board of directors who are willing to continue to serve on our board. Current members with qualifications and skills that are consistent with the committee's criteria for service on our board and who are willing to continue to serve on our board are considered for re-nomination, balancing the value of continuity of service by existing directors with that of obtaining a new perspective. The nominating & corporate governance committee also reviews these incumbent directors' overall service to our company during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors' independence. If a director does not wish to continue serving on our board or if our board decides not to re-nominate a director for re-election, the committee would identify the desired skills and experience of a new nominee in light of the criteria discussed above. The committee generally polls our board and members of management for their recommendations. The committee may also review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts or analysts. In the case of new director candidates, the nominating & corporate governance committee also determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The committee reviews the qualifications, experience and background of the candidates. The candidates who the committee considers recommending to the board for election or appointment are interviewed by our independent directors and executive management. In making its determinations, the nominating & corporate governance committee evaluates each individual in the context of our board of directors as a whole and our operating requirements, with the objective of assembling a group that can best help perpetuate the success of our company and represent the long-term interests of stockholders through the exercise of sound business judgment. In conducting this assessment, our nominating & corporate governance committee considers diversity, age, skills, and such other factors as it deems appropriate given our current needs, to maintain a balance of knowledge, experience and capability. After review and deliberation of all feedback and data, the nominating & corporate governance committee makes its recommendation to our board of directors. Historically, the nominating & corporate governance committee has used its own network of contacts to compile lists of potential candidates and has not relied on professional search firms to identify director candidates. The nominating & corporate governance committee may in the future choose to do so in those situations where it believes that particular qualifications are required or that a search firm may be best able to identify appropriate candidates.

The nominating & corporate governance committee has adopted a policy regarding the procedures for considering director candidate recommendations of our stockholders. Stockholders wishing to recommend a candidate for consideration by the nominating & corporate governance committee to become a nominee for election as director must write to our corporate secretary at the address set forth on the cover of this proxy statement no later than December 31 preceding the annual meeting of stockholders at which the candidate is proposed to be nominated for election, and include the following information:

- the stockholder's name and contact information;
- a statement that the writer is a stockholder and is proposing a candidate for consideration by the nominating & corporate governance committee;
- the name of and contact information for the candidate and a statement that the candidate is willing to be considered and serve as a director, if elected;
- a statement of the candidate's educational experience and business experience for at least the previous five years;
- information regarding each of the qualifications listed above, other than regarding board size and composition, sufficient to enable the nominating & corporate governance committee to evaluate the candidate;
- a statement of the value that the candidate would add to our board of directors;
- a statement detailing any relationship between the candidate and any of our customers, suppliers or competitors;
- detailed information about any relationship or understanding between the proposing stockholder and candidate; and
- a list of three character references, including complete contact information for such references.

Our corporate secretary will promptly forward any recommendation of a stockholder that meets these requirements to the chairman of the nominating & corporate governance committee. The nominating & corporate governance committee will evaluate any recommendations from stockholders that meet the requirements in the same manner that potential nominees suggested by board members, management or other parties are evaluated. We have not received director candidate recommendations from our stockholders for the 2009 annual meeting of stockholders.

Stockholder Communications with the Board of Directors

Historically, we have not operated under a formal process related to stockholder communications with the board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. On an intermittent basis, the nominating & corporate governance committee will give full consideration to the adoption of a formal process for stockholder communications with the board and, if adopted, publish it promptly and post it to our corporate website.

Code Of Ethics

We have adopted a code of ethics that applies to all officers, directors and employees. The code of ethics is available on our website at *www.micromet-inc.com*. If we make any substantive amendments to the code of ethics, an updated version of the code will be published on our website. Any waivers of provisions of the code in favor of any executive officer or director will also be disclosed on Form 8-K in accordance with our disclosure obligations under applicable laws and regulations.

Proposal No. 2

Ratification of Selection of Independent Registered Public Accounting Firm

Our audit committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009 and has further directed that management submit the selection of our independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited our financial statements since 2008. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of our independent registered public accounting firm. However, our audit committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in our best interest and the best interest of our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

The following table represents aggregate fees for services provided for the fiscal years ended December 31, 2007 and December 31, 2008 by Ernst & Young LLP for fiscal year 2008 and by Ernst & Young AG WPG, our principal accountant in fiscal year 2007. All fees set forth below were approved by the audit committee.

	Fiscal Year Ended	
	2007	2008
	(In thousands)	
Audit Fees[(1)]	$663	$840
Tax Fees[(2)]	8	12
Total Fees	$671	$852

(1) Includes fees for the integrated audits of our annual financial statements for 2007 and 2008 included in our Annual Reports on Form 10-K, including the effectiveness of internal control over financial reporting, the reviews of our interim period financial statements for 2007 and 2008 included in our quarterly reports on Form 10-Q and related services that are normally provided in connection with regulatory filings or engagements.

(2) Consists of fees for preparation of 2007 and 2008 tax returns for Tarcanta Limited, a subsidiary of Micromet located in Ireland.

Pre-Approval Policies and Procedures

Our audit committee has established a policy that generally requires that all audit and permissible non-audit services provided by our independent registered public accounting firm will be pre-approved by the audit committee. The audit committee has delegated pre-approval authority to its chairman when expedition of services is necessary. These services may include audit services, audit-related services, tax services and other services. The audit committee has determined that the provision of non-audit services by Ernst & Young LLP is compatible with maintaining the independence of our registered public accounting firm. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Our independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

Change in Independent Registered Public Accounting Firm

Former Independent Accountants

In March 2008, our audit committee notified Ernst & Young AG WPG that it had resolved to dismiss Ernst & Young AG WPG as our independent registered public accounting firm, effective as of March 27, 2008.

The reports of Ernst & Young AG WPG on our financial statements for the fiscal year ended December 31, 2007 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audit of our financial statements for the year ended December 31, 2007 and in the subsequent interim period through March 27, 2008, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Securities Act of 1933, as amended) with Ernst & Young AG WPG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young AG WPG, would have caused Ernst & Young AG WPG to make reference to such disagreements in its reports.

During the fiscal year ended December 31, 2007 and in the subsequent interim period through March 27, 2008, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except that Ernst & Young AG WPG's report on our internal control over financial reporting contained an adverse opinion on the effectiveness of our internal control over financial reporting due to the material weaknesses that existed in our internal controls increasing the risk of a financial statement misstatement. The material weaknesses related to transaction level controls over our process for determining accruals for research and development expenses, and an insufficient number of accounting and finance personnel with the knowledge and experience required to properly apply and evaluate the accounting for new, significant and/or infrequent transactions and to ensure an appropriate level of review of financial statement accounts.

Ernst & Young AG WPG reviewed our disclosures made in a Current Report on Form 8-K filed with the SEC on March 31, 2008 and furnished us with a letter stating that it agreed with the disclosures made in that report. This letter was filed as an exhibit to the Current Report on Form 8-K filed on March 31, 2008.

New Independent Accountants

In 2008, the audit committee engaged Ernst & Young LLP as our independent registered public accounting firm, commencing with the fiscal year ended December 31, 2008. During the fiscal year ended December 31, 2007 and through March 27, 2008, neither we, nor anyone acting on our behalf, consulted with Ernst & Young LLP with respect to any accounting or auditing issues involving Micromet. In particular, there was no discussion with us regarding the type of audit opinion that might be rendered on our financial statements, the application of accounting principles applied to a specified transaction or any matter that was the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

EXECUTIVE OFFICERS

The following table lists the names, ages and positions of individuals currently serving as our executive officers. The ages of the individuals are provided as of April 29, 2009.

Name	Age	Position
Christian Itin, Ph.D.	44	President and Chief Executive Officer
Barclay Phillips	46	Senior Vice President, Chief Financial Officer
Patrick Baeuerle, Ph.D.	51	Senior Vice President, Chief Scientific Officer
Carsten Reinhardt, M.D., Ph.D.	42	Senior Vice President, Chief Medical Officer
Mark Reisenauer	43	Senior Vice President, Chief Commercial Officer
Jens Hennecke, Ph.D.	41	Senior Vice President Business Development
Matthias Alder, lic. iur., LL.M.	44	Senior Vice President, General Counsel and Secretary

Christian Itin, Ph.D., age 44, has served as our Chief Executive Officer and as a director since May 2006, and has served in the following capacities with our subsidiary Micromet AG: Chief Executive Officer from 2004 to 2006, Chief Business Officer from 2002 to 2004, Vice President of Business and Corporate Development from 2001 to 2002, Vice President of Corporate Development from 2000 to 2001 and Head of IP and Licensing from 1999 to 2000. Before joining Micromet, Dr. Itin was a co-founder of Zyomyx, Inc., a protein chip company in Hayward, California. Dr. Itin received a Diploma in biology and a Ph.D. in cell biology from the University of Basel, Switzerland. In addition, he also performed post-doctoral research at the Biocenter of Basel University and at the Stanford University School of Medicine.

Barclay A. Phillips has served as our Chief Financial Officer since August 2008. Previously, he served as a member of our board of directors from 2000 until his appointment as our Chief Financial Officer in August 2008. From 1999 to August 2008, Mr. Phillips was a Managing Director of Vector Fund Management. From 1991 to 1999, Mr. Phillips served in various roles including Director of Private Placements and Biotechnology Analyst for INVESCO Funds Group, Inc. From 1985 to 1990, Mr. Phillips held positions in sales and trading with Paine Webber, Inc. and Shearson Lehman Hutton, Inc. Over the last ten years, Mr. Phillips has held board positions for a number of public and private companies and currently serves as a director of Acorda Therapeutics, Inc., a publicly traded biopharmaceutical company. Mr. Phillips received a B.A. in economics from the University of Colorado in Boulder.

Patrick A. Baeuerle, Ph.D. has served as our Chief Scientific Officer since May 2006, and has served as Chief Scientific Officer of Micromet AG since 1998. From 1996 to 1998, Dr. Baeuerle headed the drug discovery activities of Tularik Inc. in South San Francisco, CA, as Director, Drug Discovery. From 1994 to 1996, Dr. Baeuerle served as a full Professor and Chairman of Biochemistry at the Medical Faculty of Freiburg University, Germany. In 1989, he was awarded a group leader position at the Gene Center in Martinsried, Germany, where he did seminal research on transcription factor NF-kappaB. According to a survey by the

Institute for Scientific Information (ISI, Philadelphia, PA, USA), Dr. Baeuerle was Germany's most frequently cited biomedical scientist of the past decade, and 38th worldwide. He has published more than 220 scientific papers. In addition, Dr. Baeuerle is the first recipient of the Prix Européen de l'Avenir and an elected member of the European Molecular Biology Organization (EMBO). He was appointed Honorary Professor of Immunology at the University of Munich in 2000. Dr. Baeuerle performed his Ph.D. work at the Max Planck Institute for Psychiatry in Martinsried and at the European Molecular Biology Laboratory (EMBL) in Heidelberg, obtained a Ph.D. degree in biology from the University of Munich, and performed his post-doctoral research with David Baltimore at the Whitehead Institute of the Massachusetts Institute of Technology (MIT), Cambridge, MA.

Carsten Reinhardt, M.D., Ph.D. has served as our Chief Medical Officer since June 2007 From May 2006 to June 2007, he served as our Senior Vice President, Clinical Development, and in the same capacity at our subsidiary Micromet AG since June 2005. Before joining Micromet, Dr. Reinhardt was International Medical Leader for Herceptin at Hoffmann-La Roche (Basel, Switzerland) between 2003 and 2005, and Head of Clinical Development at Fresenius Biotech (Munich, Germany) from 2000 to 2003. From 1995 to 2000, Dr. Reinhardt worked at various academic institutions (University of Tübingen, Max-Planck-Institute of Psychiatry, Munich) to complete his curriculum in Neurology. Between 1991 and 1995, Dr. Reinhardt performed his Ph.D. thesis in Cellular Immunology at the Institute of Immunology in Munich, Germany. Dr. Reinhardt received a Medical Degree in 1994 from University of Munich, Germany. Dr. Reinhardt is a Visiting Professor for Pharmaceutical Medicine at the University of Basel.

Mark Reisenauer has served as our Chief Commercial Officer since September 2007. He joined Micromet from Abbott, where he was the General Manager of the Oncology Franchise from 2002 to 2006 and most recently Divisional Vice President and General Manager of the Neuroscience franchise from 2006 to September 2007. Before joining Abbott, Mr. Reisenauer was the Director of Marketing for Breast Cancer (Portfolio Lead) and the Director of Breast Cancer Products at Pharmacia from 1999 to 2002. From 1997 to 1999 he was the Associate Director of Oncology Global Marketing at Bristol-Myers Squibb and from 1988 to 1997 held various positions in sales and oncology marketing at Zeneca. Mr. Reisenauer holds a B.A. degree in Political Science from the University of Wisconsin.

Jens Hennecke, Ph.D. has served as our Senior Vice President Business Development since March 2009. Previously, he served as our Vice President Business Development from May 2006 to March 2009, and in the same capacity at our subsidiary Micromet AG from 2004 to May 2006. He joined Micromet AG in 2001 and performed various business development functions until his promotion to Vice President in 2004. Dr. Hennecke studied biology at the University of Göttingen, Germany, and performed his Ph.D. thesis at the Institute of Molecular Biology and Biophysics at the ETH Zürich, Switzerland, for which he was awarded the Silver Medal of the ETH. He also performed post-doctoral research in x-ray crystallography with Don Wiley at the Department of Molecular and Cellular Biology of Harvard University.

Matthias Alder, lic. iur., LL.M. has served as our Senior Vice President, General Counsel and Secretary since July 2006. Previously, he was a partner with Cooley Godward LLP, a U.S. law firm, where he established and co-chaired the firm's East Coast Life Sciences Practice. Starting in 1994 and before joining Cooley in 1997, he was in-house counsel for the pharmaceutical business of Novartis in Basel, Switzerland. Between 1988 and 1994, he worked in law firms in Switzerland and in Miami, FL. He is admitted to practice in California, New York, and Virginia, and the Canton of Zurich, Switzerland. Mr. Alder received an LL.M. degree in International and Comparative Law from the University of Miami in 1990. He earned the equivalent of a J.D. degree (lic. iur.) from the University of Basel, Switzerland, graduating *magna cum laude* in 1988.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock as of March 31, 2009 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. The address for all directors and executive officers is c/o Micromet, Inc., 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817.

Name and Address of Beneficial Owner	Beneficial Ownership[1] Number of Shares	Right to Acquire Beneficial Ownership Under Options or Warrants Exercisable Within 60 Days	Percent of Total
5% Stockholders:			
Entities affiliated with Omega Fund[(2)] c/o 13-15 Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands, UK	4,882,813	817,439	11.0%
Entities affiliated with Baker Brothers[(3)] 667 Madison Avenue, 17th Floor New York, NY 10065	3,724,585	1,079,553	9.2%
Entities affiliated with NGN Capital[(7)] 369 Lexington Avenue, 17th Floor, New York, New York 10017	3,248,135	1,104,566	8.4%
Entities affiliated with Advent Venture Partners[(6)] 25 Buckingham Gate, London SW1E 6LD, UK	3,392,119	181,653	7.0%
Entities affiliated with Index Venture Growth Associates[(5)] No. 1 Seaton Place St. Helier, Jersey, JE4 8YJ Channel Islands	3,529,412	—	6.9%
Merlin BioMed Private Equity Advisors, LLC[(8)] 230 Park Ave., Suite 928, New York, New York 10169	2,545,781	756,723	6.4%
Entities affiliated with Abingworth Bioventures[(4)] Princes House 38 Jermyn Street London, England SW1Y 6DN	2,644,860	—	5.2%
Named Executive Officers and Directors:			
Christian Itin, Ph.D.	2,885	898,905	1.7%
David F. Hale[(9),(10)]	225,411	615,597	1.6%
Patrick A. Baeuerle, Ph.D.	22,563	525,576	1.1%
Carsten Reinhardt, M.D., Ph.D.	—	345,868	*
Michael G. Carter, M.B., Ch.B., F.R.C.P.	757	95,135	*
Joseph P. Slattery	5,883	37,042	*
Jerry C. Benjamin	—	75,693	*
John E. Berriman	—	83,212	*
Otello Stampacchia, Ph.D.[(2)]	4,882,813	878,966	11.1%
Peter Johann, Ph.D.[(11)]	3,264,900	1,108,096	8.4%
Kapil Dhingra	—	1,944	*
All currently serving executive officers and directors as a group (15 persons)	8,405,212	5,347,830	24.4%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and in certain cases upon information supplied on Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the

Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 50,912,681 shares outstanding on March 31, 2009, adjusted as required by rules promulgated by the SEC.

(2) Consists of 3,251,277 shares held of record by Omega Fund I, L.P.; 1,631,536 shares held of record by Omega Fund III, L.P.; and immediately exercisable warrants to purchase 817,439 shares by Omega Fund III, L.P. Otello Stampacchia, a director of the Company, is the sole shareholder of Sigma Holding Limited, which is the sole shareholder of Omega Fund Management Limited, which is the sole shareholder of Omega Fund GP, Ltd., and, indirectly, of Omega Fund III GP, L.P., which are the general partners of Omega Fund I, L.P. and Omega Fund III, L.P., respectively. Sharon Rose Alvarez-Masterson and Connie Helyar are also directors of Omega Fund GP, Ltd. and Omega Fund III G.P. Ltd., the general partner of Omega Fund III GP, L.P. Accordingly, each of Dr. Stampacchia, Ms. Alvarez-Masterson and Ms. Helyar may be deemed to share voting and dispositive power with respect to the securities held by Omega Fund I, L.P. and Omega Fund III L.P. and each disclaims beneficial ownership of the reported securities except to the extent of his or her pecuniary interest therein. For Mr. Stampacchia only, his total also includes 61,527 shares of common stock issuable upon exercise of a stock option held by Mr. Stampacchia and exercisable within sixty days of March 31, 2008. Pursuant to the limited partnership agreements of Omega Fund I, L.P. and Omega Fund III, L.P., Omega Fund I, L.P. and Omega Fund III, L.P. are the beneficiaries of any remuneration, including stock options, received by Mr. Stampacchia in connection with his service as Director of the Company. Mr. Stampacchia disclaims beneficial ownership of the stock options or such shares that may be purchased upon exercise of the stock options, except to the extent of his pecuniary interest therein.

(3) Amounts were reported on a Schedule 13G/A filed on February 17, 2009. Consists of 12,666 shares held of record and immediately exercisable warrants to purchase 1,103 shares held by Baker Tisch Investments, L.P.; 4,252 shares held of record and immediately exercisable warrants to purchase 1,731 shares held by Baker Bros. Investments II, L.P.; 925,664 shares held of record and immediately exercisable warrants to purchase 283,640 shares held by 667, L.P.; 2,695,498 shares held of record and immediately exercisable warrants to purchase 768,576 shares held by Baker Brothers Life Sciences, L.P.; and 86,505 shares held of record and immediately exercisable warrants to purchase 24,503 shares held by 14159, L.P. By virtue of their ownership of entities that have the power to control the investment decisions of these limited partnerships, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

(4) Amounts were reported on a Schedule 13G filed on October 10, 2008. Consists of 762,507 shares held of record by Abingworth Bioventures II SICAV ("ABV II"); 1,117,647 shares held of record by Abingworth Bioventures V LP ("ABV V"); and 764,706 shares held of record by Abingworth Bioequities Master Fund LTD. ("ABE"). Abingworth Management Limited is the manager of ABV in liquidation and may be deemed to beneficially own the securities held by ABV II. Abingworth LLP is the manager of ABV V and ABE and may be deemed to beneficially own the securities held by ABV V and ABE. Stephen Bunting, Jonathan MacQuitty, Michael Bingham and Joseph Anderson are the investment committee of Abingworth LLP and as such share voting and investment control over the securities held by ABE and ABV V. As investment decisions for the investment funds managed by Abingworth Management Limited (ABV II) and Abingworth LLP (ABV V and ABE) are made by investment committees comprised of substantially the same individuals, each of Abingworth Management Limited and Abingworth LLP may be deemed to beneficially own the securities held by ABV II, ABV V and ABE. Each of Abingworth Management Limited and Abingworth LLP disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The reported amounts do not include warrants exercisable for up to 335,294 shares of common stock held by ABV II and warrants exercisable for up to 229,412 shares of common stock held by ABE. The exercise of the warrants is limited, as the holders thereof may only exercise their respective warrants such that their aggregate beneficial ownership does not exceed 4.99% on a post-exercise basis. Accordingly, the warrants do not currently provide any right to acquire beneficial ownership within 60 days.

(5) Amounts were reported on a Schedule 13G filed on October 14, 2008. Consists of 2,341,177 shares held of record by Index Venture Growth Associates I Limited; 1,167,059 shares held of record by Index Venture Associates IV Limited; and 21,176 shares held of record by Yucca Partners L.P. Jersey Branch. The reported amounts do not include warrants exercisable for up to 702,353 shares of common stock held by Index Venture Growth Associates I Limited, warrants exercisable for up to 350,118 shares of common stock held by Index Venture Associates IV Limited or warrants exercisable for up to 6,353 shares of common stock held by Yucca Partners L.P. Jersey Branch. The exercise of the warrants is

limited, as the holders thereof may only exercise their respective warrants such that their aggregate beneficial ownership does not exceed 4.99% on a post-exercise basis. Accordingly, the warrants do not currently provide any right to acquire beneficial ownership within 60 days. The address of Index Venture Associates IV Limited and Yucca Partners L.P. Jersey Branch is Whitely Chambers, Don Street, St. Helier, Jersey JE49WG.

(6) Amounts were reported on a Schedule 13G filed on February 13, 2009. Consists of 1,716,582 shares held of record and immediately exercisable warrants to purchase 91,926 shares by Advent Private Equity Fund III "A" Limited Partnership; 840,857 shares held of record and immediately exercisable warrants to purchase 45,029 shares by Advent Private Equity Fund III "B" Limited Partnership; 234,657 shares held of record and immediately exercisable warrants to purchase 12,566 shares by Advent Private Equity Fund III "C" Limited Partnership; 461,466 shares held of record and immediately exercisable warrants to purchase 24,712 shares by Advent Private Equity Fund III "D" Limited Partnership; 66,435 shares held of record and immediately exercisable warrants to purchase 3,558 shares by Advent Private Equity Fund III GmbH & Co. KG; 54,973 shares held of record and immediately exercisable warrants to purchase 2,944 shares by Advent Private Equity Fund III Affiliates Limited Partnership; and 17,149 shares held of record and immediately exercisable warrants to purchase 918 shares by Advent Management III Limited Partnership.

(7) Consists of 1,885,218 shares held of record and immediately exercisable warrants to purchase 606,509 shares by NGN Biomed Opportunity I, L.P.; 1,362,917 shares held of record and immediately exercisable warrants to purchase 438,474 shares by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG; and 59,583 shares of common stock issuable upon exercise of a stock option held by NGN Capital LLC and exercisable within sixty days of March 31, 2008.

(8) Amounts were reported on a Schedule 13G/A filed on January 30, 2009. Dominique Semon is the managing member of Merlin BioMed Private Equity Advisors, LLC and as such is deemed to possess voting and investment control over the shares held by this entity.

(9) Consists of 207,246 shares of common stock held of record by the Hale Family Trust, dated February 10, 1986, of which Mr. Hale is a co-trustee and 18,165 shares of common stock held of record by Hale BioPharma Ventures.

(11) Mr. Hale holds options to purchase an aggregate of 606,514 shares that are exercisable within sixty days of March 31, 2008. Also consists of immediately exercisable warrants to purchase 9,083 shares held of record by Mr. Hale.

(12) Consists of 1,885,218 shares held of record and immediately exercisable warrants to purchase 606,509 shares by NGN Biomed Opportunity I, L.P. and 1,362,917 shares held of record and immediately exercisable warrants to purchase 438,474 shares by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. Dr. Johann, a director of the Company, is the managing general partner of NGN Capital LLC, which is the sole general partner of the general partner of NGN Biomed Opportunity I, L.P. and is also the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. As a result, Dr. Johann may be deemed to share voting and dispositive power with respect to the securities beneficially held by these entities and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Also includes 16,765 shares held of record and immediately exercisable warrants to purchase 3,530 shares held by Dr. Johann and 59,583 shares of common stock issuable upon exercise of a stock option held by NGN Capital LLC and exercisable within sixty days of March 31, 2008.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were timely filed, except that one filing by Omega Fund Management Ltd reporting one transaction was filed late and one filing by Donald Zelm, who at the time was our interim chief financial officer, reporting one transaction, was filed late.

Executive Compensation

Compensation Discussion and Analysis

Philosophy of Our Executive Compensation Program

Our compensation committee has established a philosophy of "pay for performance" to provide guidance for executive compensation. We recognize that attracting, retaining and motivating executive officers and other key employees is critical to executing our corporate strategy and increasing shareholder value. Our philosophy, therefore, is to fairly compensate executive officers, with an emphasis on providing incentives that promote both our short-term and long-term objectives. Achievement of short-term objectives is rewarded through the payment of base salary, annual cash bonuses, and stock option grants vesting upon the achievement of short-term corporate goals, while grants of stock options that vest over time encourage executive officers to focus on our long-term goals. The compensation committee has the discretion to materially increase or decrease compensation based on the levels of achievement of the Company's and the officer's objectives and performance.

In order to create the corporate environment for a successful implementation of our long-term strategy, our executive compensation program is further designed to encourage and reward our senior management for:

- building shareholder value;
- implementing the corporate strategy as defined by the board of directors;
- progressing the development of our product candidates towards commercialization;
- conducting the business in a cost-efficient manner and applying prudent financial planning, accounting and oversight;
- increasing public awareness of our company; and
- establishing and maintaining a highly committed and creative organization living up to the highest ethical and business standards.

The market for experienced management is highly competitive in our industry. We aim to attract and retain highly qualified executives to manage each of our business functions. In doing so, we seek to draw upon a pool of talent that is highly sought after by both large and established pharmaceutical and biotechnology companies in our geographic areas and by other development-stage life science companies. Our research and development center is located in Germany, while our finance, legal and corporate functions are located in the United States. For that reason, our senior management must be able to function in an international environment and have the ability to manage personnel in different countries and deal with language and cultural differences. As a result, our executives are recruited from positions in the United States and in Europe, and we compete directly with international pharmaceutical and biotechnology companies for experienced executives.

Overview of Executive Compensation

Our executive compensation program consists of five components, each of which is described in greater detail below:

- base salary;
- annual variable performance-based bonus awards, payable in cash or equity;
- stock-based incentive awards that may include stock option grants vesting upon the achievement of short-term corporate goals or long-term awards that vest over time;
- other benefits, such as medical, dental, vision and life insurance and disability coverage and participation in our 401(k) plan; and
- protections in the event of change of control and termination.

Role of Our Compensation Committee

Our compensation committee has the primary authority to determine the Company's compensation philosophy and approves and administers our executive compensation and benefit programs. Our compensation committee is appointed by our board of directors, and consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, or the Code, and "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, or the Exchange Act. In order to ensure a full and frank exchange of views by its members, the compensation committee maintains the practice of holding executive sessions, without management present, at each meeting of the committee. During fiscal 2008, our compensation committee was comprised of Messrs. Benjamin and Berriman and Drs. Carter, Johann and Stampacchia. Mr. Benjamin serves as the committee's chairman.

Our compensation committee reviews the performance of our executive officers, including the named executive officers, during the first quarter of each fiscal year, and when circumstances warrant, at times during the year. In connection with this review, the committee reviews and, where appropriate, adjusts base salaries of the executive officers, determines their incentive bonuses relating to performance during the prior year, and approves our management incentive compensation plan for the upcoming year, including targets and individual and corporate objectives for the year, which are then approved by the board of directors. The committee also periodically reviews equity holdings of the executive officers, including stock options, in order to determine whether such officers are appropriately incentivized and whether the grant of additional stock options or other equity awards is appropriate or warranted.

In March 2008 our compensation committee approved a management incentive compensation plan for 2008, which was designed to reward our executive officers for the achievement of corporate and personal objectives for 2008. In March 2009, the compensation committee awarded bonuses under the management incentive compensation plan for 2008 and adopted a similar plan for 2009.

The compensation committee believes that it is important that our executive compensation packages remain competitive with other biopharmaceutical companies of a similar size and stage of clinical development as us. To assist with this benchmarking effort, in December 2007 the committee engaged Remedy Compensation Consulting, an independent compensation consulting firm, to develop a list of comparable biopharmaceutical companies that the committee determined were similar to us in terms of nature of operations, stage of development, market capitalization or number of employees. For 2008, this list consisted of the following peer companies: Anesiva (ANSV), Anika Therapeutics (ANIK), Antigenics (AGEN), Ariad (ARIA), ArQule (ARQL), Avant Immunotherapeutics (AVAN), BioCryst (BCRX), CombinatorRx (CRXX), Curagen (CRGN), Curis (CRIS), Cyclacel (CYCC), Cytokinetics (CYTK), Dyax (DYAX), GenVec (GNVC), Immunogen (IMGN), Immunomedics (IMMU), Infinity (INFI), Kosan (KOSN), Metabasis (MBRX), Novacea (NOVC), Nuvelo (NUVO), SGX Pharmaceuticals (SGXP), Sunesis (SNSS), Synta (SNTA), and Ziopharm Oncology (ZIOP).

For 2009, in light of the fact that the elements of our executive compensation and the amounts and values of such compensation did not materially change compared to 2008, the committee relied on the same data collected by Remedy and the same list of comparable companies in determining compensation for our executives for 2009, except for those companies that had been acquired in the course of 2008 and were no longer independent companies.

Some of these comparable companies have product candidates with a similar therapeutic focus to ours. As part of the committee's evaluation of our executive compensation, each element of our compensation program described below was compared, or benchmarked, with the compensation programs of this peer group of comparable companies. The committee also benchmarked the total cash-based compensation paid to our executive officers (including target bonuses under our management incentive compensation plan), as well as total compensation (including equity and all other components), with the executive compensation packages of these comparable companies. These comparisons are described below under "Elements of Our Executive Compensation Program."

Our chief executive officer makes recommendations to the compensation committee relating to compensation for each of the other named executive officers, which the committee takes under advisement in its compensation decisions. However, the committee may accept or reject the chief executive officer's recommendations in its sole discretion. Executive officers are not present at the time their compensation is discussed by the compensation committee.

Elements of Our Executive Compensation Program

As noted above and discussed more fully below, we utilize a mix of compensation elements to provide short-term and long-term incentives to our executives. The amount of each element of compensation for the named executive officers is determined by the compensation committee. These elements are described below. The committee's policy for allocating between short-term and long-term compensation is designed to ensure adequate base compensation to attract and retain executive personnel, while providing incentives to maximize long-term value for us and our stockholders. The committee has no predetermined policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the committee reviews historical and comparative information regarding current and long-term goals in order to determine the appropriate mix.

In order to specify our expectations with regard to our executive officers' duties and responsibilities, and to provide greater certainty with regard to the amounts payable to our executive officers in connection with certain terminations or change in control events, our compensation committee has approved, and we have entered into, employment agreements with each of our executive officers. Except as provided below, all of the employment agreements with our executive officers contain substantially similar terms. Pursuant to the employment agreements, each executive officer is required to devote substantially all of his time and attention to our Company.

Short-term Compensation

We utilize short-term compensation in the form of base salary, annual adjustments to base salary and incentive-based bonuses payable in cash or equity, to attract and retain qualified and motivated executives and to reward our senior management for sustaining the high level of engagement and effort required to overcome near-term challenges and achieve near-term corporate goals.

Base Salary. We strive to set an executive officer's base salary at levels which are necessary to attract and retain qualified executives. Based on our compensation committee's benchmarking procedures, we generally seek to set the base salaries of our executive officers at approximately the 50th percentile for comparable companies.

As a general matter, the base salary for each of our executive officers is initially established through negotiation at the time the officer is hired, taking into account the executive's qualifications, experience, prior salary and competitive salary information for corresponding positions in comparable geographic locations. The committee also considers any unique personal circumstances that motivated the executive to leave his or her prior position and join our company. Each of our executive officers then executes an employment agreement that establishes the initial base salary. The employment agreements do not provide for automatic annual increases in salary; rather, the compensation committee annually reviews these base salaries and makes adjustments to the salaries of each executive officer, taking into account seniority, experience, position and functional role, level of responsibility and the executive's accomplishments against individual and corporate objectives. Salaries may also be reviewed throughout the year in the case of promotions or other significant changes in the executive's responsibilities. We do not apply specific formulas to determine base salary increases.

In this Compensation Discussion and Analysis, where we have converted Euros to U.S. Dollars, we have used an exchange rate of $1.40974 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2008. Our named executive officers for fiscal year 2008 are all domiciled in Germany and are paid in Euros.

During fiscal 2008, the base salaries for our named executive officers were:

Named Executive Officer	2008 Base Salary ($)	2008 Base Salary (€)
Christian Itin	394,727	280,000
Patrick Baeuerle	349,616	248,000
Carsten Reinhardt	338,338	240,000

These base salaries were established by the compensation committee in February 2007. In March 2008, our chief executive officer recommended to the compensation committee that none of the named executive officers should receive an increase in base salaries for 2008 based on our financial situation at that time, and the compensation committee followed that recommendation. For 2009, the compensation committee approved a 4% increase in the base salaries of the named executive officers, in order to partially reflect the increase in the cost of living over the past two-year period.

Annual Cash Bonus. The compensation committee intends that a significant percentage of each executive officer's total short-term cash compensation be made contingent upon our performance as well as upon his level of performance and contribution toward our performance. With this component of our overall compensation program, we aim to incentivize our executives to strive for exceptional performance and the achievement of short-term corporate goals. We generally seek to set targets for this short-term incentive compensation at levels that, when combined with the executive's base salary, will cause the total cash compensation target for the year to be close to the median levels for total short-term cash compensation of executives in similar positions at comparable companies.

The compensation committee establishes an annual management incentive compensation plan under which our management and other key employees may be eligible to receive annual performance bonuses. The annual performance bonuses for participants in this plan are based on the achievement of corporate goals and, except for our chief executive officer, personal goals. Under this plan, incentive bonuses may be paid in cash, through the issuance of stock or stock options, or by a combination of cash, stock or stock options, at the discretion of the compensation committee. For 2008, the compensation committee approved the payment of performance bonuses in cash, in amounts as described below. In March 2009, the compensation committee adopted a similar management incentive compensation plan for 2009, with the performance bonuses, if any, payable in the first quarter of 2010.

Generally, in order to be eligible to participate in the management incentive compensation plan, an executive officer must have been employed by us for at least three months prior to the end of the year, and must have received certain minimum performance review ratings. In order to establish the corporate goals for a given year, the chief executive officer presents to the compensation committee for approval a list of the overall corporate objectives for the coming year, which are subject to final approval by the board. The chief executive officer, in consultation with the other executive officers participating in the plan, then develops a list of key individual objectives for each of these executive officers. Before making his recommendations to the compensation committee with respect to the achievement of the individual objectives by each executive officer, the chief executive officer provides each executive officer an opportunity to provide input in assessing whether and to what extent the officer's individual objectives have been achieved. Under the plan, a target bonus amount is expressed as a percentage of the year-end base salary of the executive officer. If an executive is not employed for the full year, his or her incentive compensation will be prorated.

For 2008, the target bonus percentage for Dr. Itin, our chief executive officer, was 50% of his base salary, and for each of Dr. Baeuerle and Dr. Reinhardt, the other named executive officers, the target bonus was 35% of the annual base salary. The 2009 plan includes the same target bonus percentages for the chief executive officer and the other named executive officers.

The bonus to be paid to our chief executive officer is entirely dependent upon the achievement of our corporate goals. The corporate goals for 2008 included the closing of a collaboration agreement meeting certain parameters with respect to revenues received by us under that collaboration, share price goals, investor relations goals, the hiring of certain key personnel, the achievement of clinical and regulatory milestones in our clinical programs, and the achievement of certain results in our research programs. The corporate goals were generally designed to be achievable given effective performance of the executive officers and our company, but also included a target amount for revenues to be generated from new collaboration agreements that required extraordinary efforts and a confluence of favorable circumstances in order to be achieved. The 2009 corporate goals contain the same elements as described above for the 2008 corporate goals, and they are generally designed to be achievable given the effective performance of the executive officers and our company.

For the executive officers other than the chief executive officer, the calculation of the incentive bonus depends upon the achievement of both corporate and personal goals. The personal goals vary between executive officers based upon each executive officer's job responsibilities, but they are generally designed to provide incentives for the officer to help us achieve our corporate goals. For 2008, the incentive bonus for each of our named executive officers other than the chief executive officer was based 75% on the achievement of corporate goals and 25% on the achievement of personal goals. For 2009, the plan approved by the compensation committee provides for the same weighting of corporate and personal goals.

When establishing the corporate goals for a particular year, the compensation committee assigns a certain weight to each goal, expressed as percentages adding up to one hundred percent (100%) in the aggregate. When evaluating level of achievement for the corporate goals, the compensation committee determines the percentage of achievement with respect to each corporate goal, which percentage is then multiplied by the percentage weighting originally assigned to such goal. The sum of the resulting percentages represents the total achievement of the corporate goals, and is used to calculate that portion of the bonus of the executive officer that is based on the achievement of the corporate goals. The compensation committee may also consider additional corporate goals that have been set by the board of directors during the course of the plan year, and may adjust the corporate goals achievement percentage based on the achievement of such additional corporate goals.

When evaluating the achievement of personal goals, the compensation committee places performance into one of four categories: performance met or exceeded objectives or was excellent in view of prevailing conditions; performance generally met the year's objectives or was very acceptable in view of prevailing conditions; performance met some, but not all, objectives; and performance was not acceptable in view of prevailing conditions. Each of these categories results in a range of multipliers to the target amount of the executive officers' bonus that is based on the achievement of the personal goals, except in the case of the chief executive officer whose bonus is based solely on the achievement of the corporate goals. The compensation committee has discretion with respect to the actual multiplier to apply in each case. For 2008 and 2009, the ranges for the four categories were and are 75% to 150%, 50% to 75%, 25% to 50%, and 0%, respectively. As a result, payments under this incentive compensation plan could range from zero to 150% of the respective target bonuses. Additionally, our compensation committee retains the discretion to award additional bonuses outside of the scope of the management incentive compensation plan in extraordinary circumstances.

In March 2009, the compensation committee awarded bonuses to our named executive officers based on the achievement of corporate and personal goals established for 2008. The committee concluded that 76% of our corporate goals for 2008 had been achieved, and that percentage was used as the multiplier for the portion of each named executive officer's target bonus that is based on the achievement of corporate goals. Total payments under the plan were calculated as set forth in the following table:

Name	Target Bonus in % of Base Salary	Target Bonus[(1)] ($)	Portion of Target Bonus Based on Achievement of Corporate Goals	Portion of Target Bonus Based on Achievement of Personal Goals	Percentage of 2008 Corporate Goals Achieved	Percentage of 2008 Personal Goals Achieved	Total Award[(1)] ($)
Christian Itin . . .	50%	197,364	100%	N/A	76%	N/A	150,490
Patrick Baeuerle .	35%	122,365	75%	25%	76%	100%	100,569
Carsten Reinhardt	35%	118,418	75%	25%	76%	80%	91,404

(1) The targets for and the awards to the named executive officers were determined and paid in Euros. We have converted Euros to U.S. Dollars using an exchange rate of $1.40974 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2008.

Performance Stock Options. In order to further enhance the incentive for the executive officers to achieve certain short-term corporate goals, the compensation committee made the vesting of a significant percentage of each named executive officer's total stock option grants in 2008 and 2009 contingent upon the achievement of specified short-term corporate goals.

Approximately one-third of the total option grants to the named executive officers made in 2008 were contingent upon the achievement of a specific corporate goal relating to the establishment of a corporate partnership for the development and commercialization of our product candidates. These performance-based options covered 100,000 shares for Dr. Itin, and 75,000 shares each for Dr. Baeuerle and Dr. Reinhardt. In March 2009, the compensation committee determined that the specified corporate goal had been achieved at a level of approximately 43% and that the performance-based stock options granted to the executive officers in 2008 had vested at that percentage level, or 42,857 shares for Dr. Itin's option, and 32,143 shares each for the options granted to Dr. Baeuerle and Dr. Reinhardt.

For 2009, the compensation committee increased the weighting of the performance-based stock option grants, to constitute one-half of the total option grants to the named executive officers, or 100,000 shares for Dr. Itin, 62,500 shares for Dr. Baeuerle, and 40,000 shares for Dr. Reinhardt. The vesting of these options will occur upon the achievement of specified goals relating to the establishment of corporate partnerships and the achievement of certain clinical development goals.

Long-term Compensation

Long-term compensation in the form of stock option grants is intended to incentivize our executives to pursue the creation of long-term stockholder value and remains a meaningful component of our overall executive compensation package. Because of the long development cycles of product candidates in our industry, there can be significant long-term rewards for executives who remain with our company over a long period of time. We seek to establish levels of option grants as part of our long-term compensation philosophy that provide for potential stock ownership levels around the 50th percentile of companies in our peer group, without taking into account any stock ownership outside of the context of equity awards under our equity incentive plans. This benchmarking is individually tailored, however, by our compensation committee, such that the projected stock ownership for some executives receiving high performance ratings are between the 50th and 75th percentiles for our peer group.

In addition to stock option grants, our Amended and Restated 2003 Equity Incentive Award Plan, or 2003 Plan, also allows us to provide other types of equity awards to our executive officers, but our compensation committee does not currently anticipate granting any types of equity awards other than stock options to our executive officers. In addition, prior to the 2006 merger with Micromet AG, CancerVax Corporation maintained an employee stock purchase plan, which was available for all employees, although this plan is not currently in use by us.

The compensation committee believes that grants of stock options to our executive officers will allow us to further align interests between the executive and our stockholders, and maintain competitive levels of total compensation by providing an opportunity for increased equity ownership.

The executive officers, along with all of our other employees, are eligible to participate in the 2003 Plan. Stock option grant levels are determined by the compensation committee based on data from the same group of peer companies described above. Option grants vary among executive officers based on their positions and performance and may be, but are not automatically, granted to our executives on an annual basis. Newly hired or promoted executive officers also typically receive stock option grants in connection with those events. In addition, the compensation committee considers the competitive conditions applicable to the executive officer's specific position. We believe this strategy is consistent with the approach of other development stage companies in our industry and, in our compensation committee's view, is appropriate for aligning the interests of our executives with those of our stockholders over the long term.

We believe that option-based compensation encourages retention of our executive officers, as the awards are generally designed to vest over time, usually four years for new hires, with one-fourth of the number of shares vesting on the first anniversary of the date of hire, and the remainder vesting in equal monthly installments thereafter. Options granted to existing employees generally vest on a monthly basis in equal installments over a three-year period from the date of grant. However, our compensation committee has the discretion to grant options with performance-based vesting criteria, as it has done in both 2008 and 2009 as described above under "Short-term Compensation."

Stock options generally have a term of ten years from the date of grant, and prior to exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights. We generally do not permit the early exercise of stock options prior to vesting.

According to the grant guidelines established by our compensation committee, option grants to employees become effective on the first day of the month following the decision of the compensation committee to make the option grant, with the exercise price being the closing price of our common stock on the last trading day preceding the effective date of the grant. This procedure provides transparency to our employees and our investors, and is followed rigorously to ensure that the exercise price of our options will not be subject to concerns that backdating of the options may have occurred at the time of grant. Our compensation committee does not have any plan or practice to coordinate stock option grants with our release of material non-public information or any other investor relations activities. Stock options are generally approved at meetings of the compensation committee rather than the full board of directors.

We do not have any security ownership guidelines or requirements for our executive officers. The table below entitled "Outstanding Equity Awards at December 31, 2008" summarizes the stock option holdings of our named executive officers as of December 31, 2008.

In connection with the executive compensation review in February 2008, the compensation committee approved option grants of 150,000 shares for Dr. Itin, 100,000 shares for Dr. Baeuerle, and 100,000 shares for Dr. Reinhardt. The option grants took effect in April 2008. In connection with the executive compensation review in March 2009, the compensation committee approved option grants of 100,000 shares for Dr. Itin, 62,500 shares for Dr. Baeuerle, and 40,000 shares for Dr. Reinhardt. The option grants took effect in April 2009. The exercise price of all of these grants was equal to the closing price of our common stock on the last trading day preceding the grant date, and all such options will vest over a three-year period from the date of grant in equal monthly installments.

In determining the long-term stock option grants to our named executive officers in February 2008 and March 2009, the compensation committee evaluated each named executive's current stock option holdings and potential ownership percentage of our company on an as-exercised basis, and approved new grants of stock options that, when added to the executive's existing option holdings, result in total holdings near the median for our peer group.

Other Benefits

Our named executive officers receive cash payments in amounts comparable to those that our German subsidiary Micromet AG is making under government-mandated social security and health insurance benefits programs for its employees in Germany. In addition, we hold a group accident insurance policy that covers those executives in the event of accident-related disability or death.

We believe that these benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

We do not provide pension arrangements or post-retirement health coverage for our executives or employees, nor do we provide any nonqualified defined contribution plans or other deferred compensation plans.

Change of Control and Termination Protection

We believe that reasonable severance benefits for our named executive officers are important because it may be difficult for them to find comparable employment within a short period of time. We also believe that it is important to protect our named executive officers in the event of a change of control transaction involving our company, as a result of which such officers might have their employment terminated. In addition, we believe that the interests of management should be aligned with those of our stockholders as much as possible, and we believe that providing protection upon a change of control is an appropriate counter to any disincentive such officers might otherwise perceive in regard to transactions that may be in the best interest of our stockholders. As part of our normal course of business, we engage in discussions with other biotechnology and pharmaceutical companies about possible collaborations and licensing transactions, as well as other ways in which the companies may work together to further our respective long-term objectives. In addition, many larger, established pharmaceutical companies consider companies at similar stages of development to ours as potential acquisition targets. We desire to encourage our management team to act in the best interests of our stockholders, even though their employment with us could be terminated as a result of the transaction. As a result of these considerations by our compensation committee, the employment agreements with our named executive officers provide for severance benefits to be paid if the executives are terminated under specified conditions, as well as benefits in connection with a change in control of our company.

Our employment agreements with our named executive officers provide each executive with severance benefits in the event his employment is terminated by us other than for cause, if the executive resigns for good reason or in the case of the permanent disability of the executive. Specifically, in the event of such a termination, the named executive officer will receive, conditioned upon our receipt of a general release of claims, the following benefits:

- any accrued but unpaid base salary as of the date of termination;
- an amount that is the greater of (a) twelve months of salary continuation payments (or eighteen months for Dr. Itin upon termination in connection with a change of control) or (b) the benefits under any other severance benefit plan of ours applicable to the named executive officer;
- an amount equal to the average of the named executive officer's bonuses for the three years prior to the date of termination (which bonus will be prorated for the period of time served by the executive during the year of termination, except if the termination is within six months prior to or twelve months following a change of control, in which case such bonus will not be prorated; in addition, Dr. Itin's bonus would not be prorated in any event);
- costs associated with the continuation of the payments based on the amounts Micromet AG is paying under government-mandated social security and health insurance benefits programs for its employees in Germany;
- life insurance benefits coverage to the extent the executive was receiving such benefits prior to the date of termination; and
- costs for outplacement services up to €15,000.

In the event of the death of a named executive officer, the officer's estate will be entitled to receive accrued but unpaid base salary through the date of death, plus any other amounts to which the officer was entitled under our bonus or compensation plans or practices at the time of the executive's death; twelve months of salary continuation payments; an amount equal to the officer's bonus for the year in which the death occurs, payable over the twelve month period commencing on the date of death; and costs associated with the continuation of health insurance for the executive's dependents for twelve months.

In addition to the foregoing benefits, if the named executive officer's employment is terminated by us other than for cause, if the executive resigns for good reason or in the case of the permanent disability or death of the executive, that portion of the executive's stock awards which would have vested if the executive had remained employed for an additional twelve months will immediately vest on the date of termination.

In the event of a change of control of our company, 50% of each named executive officer's unvested stock awards will immediately become vested and exercisable on the date of the change of control. Further, if the named executive officer's employment is terminated by us other than for cause, or if the executive resigns for good reason, within six months prior to or twelve months following a change of control, all of the officer's remaining unvested stock awards will automatically vest and become exercisable on the later of the date of termination or the date of the first closing of any transaction or the stockholder vote resulting in such change of control. For Dr. Itin only, in the event of a change of control any remaining unvested stock awards will become vested and exercisable on the six-month anniversary of the date of the change of control if he is employed by us or our successor at that time.

For purposes of the employment agreements with our named executive officers, "cause" generally means the executive's material breach of the executive's employment agreement or any other written agreement between the executive and us; the executive's gross negligence or willful misconduct in the performance of his duties; the executive's commission of any act or omission constituting dishonesty or fraud that has a material adverse impact on us; the executive's conviction of, or plea of guilty or no contest to, a felony; conduct by the executive which in the good faith and reasonable determination of the board of directors demonstrates gross unfitness of the executive to serve; the executive's failure to attempt in good faith to implement a clear and reasonable directive of the board of directors after written notice of such failure, and failure by the executive to cure the same within fifteen business days after receipt of such notice; persistent unsatisfactory performance of the executive's job duties after written notice of such and failure to cure the deficiency after having been provided with a reasonable opportunity to cure, if deemed curable; or executive's breach of his fiduciary duty to us. Prior to any determination by us that "cause" has occurred, we will provide the executive with written notice of the reasons for our determination, afford the executive a reasonable opportunity to remedy any breach, and provide the executive an opportunity to be heard prior to the final decision to terminate the executive's employment.

For purposes of the employment agreements with our named executive officers, "good reason" generally means the assignment to the executive of any duties or responsibilities which result in the material diminution of the executive's position; a reduction in the executive's base salary; a relocation of the executive's place of employment to a location outside the metropolitan area in which the executive works, except for required travel on company business; any material breach by us of the executive's employment after written notice of the breach and failure by us to cure the breach within fifteen business days after receipt of such notice; any purported termination of the executive's employment for cause by us that is not in accordance with the definition of cause set forth in the employment agreement; any failure to pay the executive the earned bonus for any period under any management incentive compensation plan adopted by us, if a majority of our other officers have been paid bonuses for such period under such plan; or any failure by us to obtain the assumption of the executive's employment agreement by any of our successors or assignees.

If the employment of each named executive officer had been terminated due to death, permanent disability, termination without cause or termination for good reason as of December 31, 2008, the estimated maximum benefits that each would have received under their employment agreements are set forth in the table below. For amounts payable in Euros, we have used an exchange rate of $1.40974 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2008.

Payments Receivable upon Termination from Death, Permanent Disability, Termination without Cause or Termination for Good Reason

Name	Salary Continuation ($)	Bonus Due to Termination from Death ($)	Healthcare Benefits and Other Compensation ($)[(2)]	Intrinsic Value of Additional Vested Stock Options ($)[(1)]	Total Receivable due to Termination from Death ($)	Incremental Change in Bonus Upon Termination for Disability, without Cause or with Good Reason ($)	Incremental Payment Upon Termination for Disability, without Cause or with Good Reason (Outplacement Costs) ($)	Total Receivable due to Termination for Disability, without Cause or for Good Reason ($)
Christian Itin	394,727	150,490	23,032	580,500	1,148,749	(21,626)	21,146	1,148,269
Patrick Baeuerle	349,616	100,569	23,647	266,999	740,831	(14,794)	21,146	747,183
Carsten Reinhardt	338,338	91,405	21,235	253,977	704,955	(9,775)	21,146	716,326

(1) The intrinsic value of additional stock options shown above is the difference between the closing stock price of $4.36 per share on December 31, 2008 and the exercise price, times the number of additional shares that would have vested upon termination.

(2) Amounts in this column consist of payments to the named executive officer in lieu of payments on the officer's behalf into the German state pension, unemployment and health insurance system.

If we had entered into a change of control transaction on December 31, 2008 and if the employment of each of the named executive officers had been terminated as of December 31, 2008, and such termination was without cause or for good reason the maximum estimated benefits that each named executive officer would have received under their employment agreements are set forth in the following table. For amounts payable in

Euros, we have used an exchange rate of $1.40974 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2008.

Incremental Payments for Termination in Connection with Change of Control

Name	Intrinsic Value of Additional Vested Stock Options Upon Change of Control ($)(1)	Salary Continuation ($)	Bonus ($)	Healthcare Benefits and Other Compensation ($)(2)	Maximum Outplacement Costs ($)	Intrinsic Value of Additional Vested Stock Options Upon Termination ($)(1)	Total Receivable due to Termination in Connection with Change of Control ($)
Christian Itin . . .	489,750	592,091	128,864	34,248	21,146	489,750	1,755,849
Patrick Baeuerle .	236,500	349,616	85,775	23,647	21,146	236,500	953,184
Carsten Reinhardt	241,814	338,338	81,630	21,235	21,146	241,814	945,977

(1) The intrinsic value of additional stock options which would vest upon a change of control of Micromet and upon a termination in connection with a change of control of Micromet is based upon a closing stock price of $4.36 per share on December 31, 2008. In the event of a change of control of Micromet, on December 31, 2008, 50% of the unvested stock options would have vested at the time of the ownership change,. The remaining 50% vest if the executive officer is terminated within twelve months thereafter, except that in the case of Dr. Itin only, any remaining unvested stock awards will become vested and exercisable on the six-month anniversary of the date of the change of control even if he is employed by us at that time.

(2) Amounts in this column consist of payments to the named executive officer in lieu of payments on the officer's behalf into the German state pension, unemployment and health insurance system.

Total Compensation

We intend to continue our strategy of compensating our executive officers at competitive levels consistent with those described above, with the opportunity to earn above-market pay for above-market performance, through programs that emphasize performance-based incentive compensation in the form of cash and equity. To that end, total executive compensation is structured to ensure that, due to the nature of our business, there is an equal focus on our financial performance, individual performance, and the progress toward executing our long-term corporate strategy. For 2008, the total compensation paid to the named executive officers fell near the median of total compensation paid to executives holding equivalent positions in our comparable group of companies. We believe that this position was consistent with our financial performance, the individual performance of each of our named executive officers and the progress towards achieving our long-term strategic goals. We also believe that the total compensation paid to our named executive officers was reasonable.

Evolution of our Compensation Strategy

In light of our compensation philosophy, we believe that the total compensation package for our executives should continue to consist of base salary, annual cash bonus incentives and performance-based stock option grants tied to corporate and individual performance objectives, long-term equity-based incentive compensation, and the other benefits described above. The competitive posture of our total annual compensation versus the market benchmarks will vary from year to year based on corporate and individual performance, as well as the performance of the comparable group companies and their respective levels of annual performance bonus awards made to their executive officers.

Our compensation strategy is necessarily tied to the stage of our corporate development. Accordingly, the specific direction, emphasis and components of our executive compensation program will continue to evolve in parallel with the evolution of our corporate and business strategy. Our Compensation Discussion and Analysis will, in the future, reflect these evolutionary changes.

Impact of Financial Accounting and Tax Considerations on Compensation Decisions

As described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2008, we account for stock-based compensation provided to our employees in accordance with Statement of Financial

Accounting Standards, or SFAS, No. 123(R). SFAS No. 123(R) requires us to estimate the fair value of stock-based compensation at the time of the award and record that value as an expense over the vesting period of the award. Applicable accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Unless and until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense will not be material to our compensation decisions. We structure cash bonuses so that they are taxable to our executive officers at the time they are paid. We currently intend that all cash compensation paid will be tax deductible by us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option, gain recognized by the optionee will not be deductible by us if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to the recipient. With respect to equity and cash compensation, we generally seek to structure such awards so that they do not constitute "deferred compensation" under Section 409A of the Code, thereby avoiding penalties and taxes on such compensation applicable to deferred compensation.

Limitations on deductibility of compensation may occur under Section 162(m) of the Code, which generally limits the tax deductibility of compensation paid by a public company to its chief executive officer and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officer. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

The non-performance based compensation paid in cash to our executive officers in 2008 did not exceed the $1 million limit per officer, and the compensation committee does not anticipate that the non-performance based compensation to be paid in cash to our executive officers in 2009 will exceed that limit. In addition, our 2003 Plan has been structured so that any compensation paid in connection with the exercise of option grants under that plan with an exercise price equal to at least the fair market value of the option shares on the date of grant will qualify as performance-based compensation and therefore not subject to the deduction limitation.

We periodically review the potential consequences of Section 162(m) and may structure the performance-based portion of our executive compensation to comply with certain exemptions in Section 162(m). However, we reserve the right to use our judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate and in the best interests of our stockholders, after taking into account changing business conditions or the officer's performance.

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2008 and 2007, compensation awarded or paid to, or earned by our principal executive officer and our two other most highly compensated executive officers during the fiscal year ended December 31, 2008. We refer to these individuals in this proxy statement as the Named Executive Officers. For amounts paid in Euros, we have used an exchange rate of $1.40974 per Euro for the fiscal year ended December 31, 2008 and $1.4729 per Euro for the fiscal year ended December 31, 2007, which were the published rates from the OANDA Corporation currency database as of December 31, 2008 and December 31, 2007, respectively.

Summary Compensation Table for Fiscal 2008

Name and Principal Position	Year	Salary[1] ($)	Option-Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total[5] ($)
Christian Itin,	2008	394,727	605,181	150,490	23,032	1,173,430
President and Chief Executive Officer	2007	412,412	523,838	125,197	24,902	1,086,349
Patrick A. Baeuerle	2008	349,616	301,940	100,569	23,647	775,772
Senior Vice President and Chief Scientific Officer	2007	365,279	321,685	86,901	24,645	798,510

Name and Principal Position	Year	Salary[1] ($)	Option-Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total[5] ($)
Carsten Reinhardt	2008	338,338	241,537	91,404	21,235	692,514
Senior Vice President and Chief Medical Officer	2007	344,905	188,315	83,955	22,382	639,558

(1) Amounts in this column reflect base salary for each of the named executive officers earned in 2008 and 2007. For information concerning base salaries for 2008 and 2009, see the Compensation Discussion and Analysis section of this proxy statement. The lower compensation reflected in this column for 2008 is solely the result of the difference in the exchange rate from December 31, 2007 to December 31, 2008. For 2008, Drs. Itin, Baeuerle and Reinhardt's base salaries remained at the same levels they were at December 31, 2007.

(2) Amounts in this column represent the compensation costs incurred by us during the indicated year related to stock options held by the named executive officer, including grants made in previous years, rather than an amount paid to or realized by the named executive officer. These amounts were calculated utilizing the provisions of SFAS No. 123(R), using a Black-Scholes pricing model and assuming no forfeiture of awards granted to the named executive officers. For additional information regarding assumptions made by us in valuing equity awards under SFAS 123(R), see Notes 3 and 14 to our consolidated financial statements for the year ended December 31, 2008.

(3) Amounts in this column consist of the total performance-based compensation earned by the named executive officers under our 2008 and 2007 incentive compensation plans for service rendered in fiscal year 2008 and 2007, respectively, which amounts were awarded in March 2009 and February 2008, respectively. A discussion of the methodology by which the awards for 2008 were determined is set forth in the "Compensation Discussion and Analysis" section of this proxy statement.

(4) Amounts in this column consist of payments to the named executive officer in lieu of payments on the officer's behalf into the German state pension, unemployment and health insurance system.

(5) The dollar values in this column for each named executive officer represent the sum of all compensation referenced in the preceding columns.

Securities authorized for Issuance under Equity Compensation Plans

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by security holders[1]	6,485,200	3.347	155,456
Equity compensation plans not approved by security holders[2]	1,223,945	1.66	443,614
Total	7,709,145	3.284	599,070

(1) Includes the 2003 Amended and Restated Equity Incentive Plan and the Employee Stock Purchase Plan. No shares are currently outstanding under the Employee Stock Purchase Plan and 204,819 shares remain available under that plan.

(2) Consists of the 2006 Equity Incentive Award Plan and the Third Amended and Restated 2000 Stock Incentive Award Plan.

Descriptions of our equity incentive plans that were not approved by our stockholders are contained in Note 13 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008

The following table shows, as of December 31, 2008, certain information regarding outstanding equity awards for the named executive officers, all of which are unexercised stock options.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Market Price of Common Stock on Date of Grant ($)(3)	Option Expiration Date
Christian Itin	340,772	—	—	1.66	6.51(4)	5/4/16
	375,000	375,000(2)	—	2.56	2.56	6/10/17
	33,333	116,667(2)	—	1.75	2.00	3/31/18
	—	—	100,000	1.75	2.00	4/1/18
Patrick Baeuerle	272,253	—	—	1.66	6.51(4)	5/5/16
	150,000	150,000(2)	—	2.56	2.56	6/10/17
	22,222	77,778(2)	—	1.75	2.00	3/31/18
	—	—	75,000	1.75	2.00	4/1/18
Carsten Reinhardt	79,936	—	—	1.66	6.51(4)	5/4/16
	92,118	77,946(1)	—	2.62	2.62	10/3/16
	50,000	50,000(2)	—	2.56	2.56	6/10/17
	22,222	27,778(2)	—	2.38	2.31	8/1/17
	22,222	77,778(2)	—	1.75	2.00	4/1/18
	—	—	75,000	1.75	2.00	4/1/18

(1) Twenty-five percent of the shares underlying this option vested on October 3, 2007, with the remainder vesting in 36 equal monthly installments through October 3, 2010.

(2) The shares underlying these grants vest over a three year period from the date of grant in equal monthly installments.

(3) This column lists the closing price of our common stock on the date of grant.

(4) These options were granted by our subsidiary Micromet Holdings, Inc. prior to the merger with CancerVax Corporation at a time when that company's shares were not publicly traded. The options were assumed by us upon the closing of the merger as of May 5, 2006, at which time the exercise price became fixed at 25% of the closing price of our common stock on May 4, 2006, the trading date immediately preceding the merger. The closing price as of May 4, 2006 was $6.63 per share, after giving pro forma effect to a 1-for-3 reverse stock split of our common stock on that date.

OPTION EXERCISES AND STOCK VESTED

None of the named executive officers exercised any stock options during 2008, and no awards of shares of our common stock vested during 2008.

PENSION BENEFITS

None of our named executive officers participates in or has account balances in non-qualified defined benefit plans or supplemental executive retirement plans sponsored by us.

NONQUALIFIED DEFERRED COMPENSATION

None of our named executive officers participates in or has account balances in any non-qualified defined contribution plans or other deferred compensation plans maintained by us.

DIRECTOR COMPENSATION

The following table shows for the fiscal year ended December 31, 2008 certain information with respect to the compensation of all our non-employee directors. Dr. Itin did not receive any compensation as director in 2008. Dr. Itin's compensation in his capacity as our President and Chief Executive Officer has been fully reflected in the Summary Compensation Table contained in this proxy statement.

Director Compensation for Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2),(3)	Other Compensation ($)	Total ($)
Jerry C. Benjamin	31,500(4)	86,274(14)	—	117,774
John E. Berriman	36,500(5)	82,716(15)	—	119,216
Michael G. Carter	29,000(6)	86,890(16)	—	115,890
David F. Hale	110,500(7)	221,006(17)	38,000(8)	369,506
Christian Itin	—(9)	—(9)	—(9)	—(9)
Peter Johann	30,500(10)	72,041(18)	—	102,541
Barclay A. Phillips	25,500(11)	82,140(19)	111,260(22)	218,900
Joseph P. Slattery	33,500(12)	34,028(20)	—	67,528
Otello Stampacchia	27,500(13)	78,005(21)	—	105,505

(1) Pursuant to our Director Compensation Policy, non-employee directors receive an annual retainer fee paid in quarterly installments. The annual retainer fee was $16,000 during the 1st and 2nd quarter of 2008, and was increased to $20,000 per year starting with the 3rd quarter of 2008. Our chairman receives an additional annual retainer fee of $85,000 paid in quarterly installments. In addition, pursuant to our Director Compensation Policy, non-employee directors receive a meeting stipend of $1,500 for each board meeting attended and a meeting stipend of $1,000 for each committee meeting attended. Non-employee directors receive the meeting stipend also with respect to telephonic board meetings and committee meetings if such telephonic meetings last two hours or longer.

(2) Pursuant to our Director Compensation Policy, each non-employee director, other than the chairman of the board, received at the time of the merger with CancerVax Corporation, or receives upon the initial appointment or election to the board, a non-qualified stock option to purchase 35,000 shares of our common stock. The chairman received a non-qualified stock option to purchase 70,000 shares of our common stock at the time of the merger between CancerVax Corporation and Micromet AG. Each of these options vests in equal installments at the end of each calendar month over a period of three years from the date of grant, such that each stock option is 100% vested on the third anniversary of its date of grant, subject to a director's continuing service on the board through each vesting date. In addition, on the date of each annual meeting of stockholders, (i) the chairman of the audit committee receives a non-qualified stock option to purchase 7,500 shares of our common stock, (ii) the chairman of the compensation committee receives a non-qualified stock option to purchase 5,000 shares of our common stock, and (iii) the chairman of the nominating & corporate governance committee receives a non-qualified stock option to purchase 2,500 shares of our common stock. Each of these options vests in equal installments at the end of each calendar month over a period of one year from the date of grant, such that each stock option is 100% vested on the first anniversary of the date of grant, subject to a director's continuing service on the board through each vesting date. In addition, on the date of each annual meeting of stockholders, all non-employee directors, other than the chairman of the board, receive a non-qualified stock option to purchase 15,000 shares of our common stock, and the chairman receives a non-qualified stock option to purchase 30,000 shares of our common stock. Each of these options vests in equal installments at the end of each calendar month over a period of one year from the date of grant, such that each stock option is 100% vested on the first anniversary of the date of grant, subject to a director's continuing service on the board through each vesting date. Pursuant to our Director Compensation Policy, the exercise price for each of the grants is the closing price on the date of grant.

(3) Amounts in this column represent the compensation costs incurred by us during 2008 related to stock options held by the director, rather than an amount paid to or realized by the director. These amounts were calculated utilizing the provisions of SFAS No. 123(R), using a Black-Scholes pricing model and assuming no forfeiture of awards granted to the director. For additional information regarding assumptions made by us in valuing equity awards under SFAS 123(R), see Notes 3 and 14 to our consolidated financial statements for the year ended December 31, 2008.

(4) Comprised of $18,000 in annual director retainer fees, $7,500 in board meeting attendance fees, and $6,000 in committee meeting attendance fees.

(5) Comprised of $18,000 in annual director retainer fees, $7,500 in board meeting attendance fees, and $11,000 in committee meeting attendance fees.

(6) Comprised of $18,000 in annual director retainer fees, $6,000 in board meeting attendance fees, and $5,000 in committee meeting attendance fees.

(7) Comprised of $103,000 in annual director and chairman retainer fees, and $7,500 in board meeting attendance fees.

(8) Reimbursement of expenses incurred by Mr. Hale for his administrative assistant.

(9) Dr. Itin did not receive any compensation as a director of the Company during 2008. Dr. Itin's compensation in his capacity as President and Chief Executive Officer of the Company is reflected in the Summary Compensation Table.

(10) Comprised of $18,000 in annual director retainer fees, $7,500 in board meeting attendance fees, and $5,000 in committee meeting attendance fees. All fees were paid to NGN Capital LLC.

(11) Comprised of $13,000 in annual director retainer fees, $4,500 in board meeting attendance fees, and $8,000 in committee meeting attendance fees. All fees were paid to Vector Fund Management L.P. Mr. Phillips resigned as a director in August 2008 upon his appointment as our Senior Vice President and Chief Financial Officer. Compensation paid to Mr. Phillips in his capacity as an employee of our company are described in footnotes 19 and 22 below.

(12) Comprised of $18,000 in annual director retainer fees, $7,500 in board meeting attendance fees, and $8,000 in committee meeting attendance fees.

(13) Comprised of $18,000 in director retainer fees, $7,500 in board meeting attendance fees and $2,000 in committee meeting attendance fees, in each case paid to Omega Fund I, L.P. and Omega III, L.P. in proportion to their relative shareholdings in the Company.

(14) The aggregate number of option awards outstanding at December 31, 2008 was 80,000 shares.

(15) The aggregate number of option awards outstanding at December 31, 2008 was 83,155 shares.

(16) The aggregate number of option awards outstanding at December 31, 2008 was 98,608 shares.

(17) The aggregate number of option awards outstanding at December 31, 2008 was 609,295 shares.

(18) The aggregate number of option awards outstanding at December 31, 2008 was 65,000 shares, which are held in the name of NGN Capital LLC.

(19) The aggregate number of option awards outstanding at December 31, 2008 was 79,166 shares, which are held by Mr. Phillips for the benefit of Vector Fund Management L.P. In connection with the appointment of Mr. Phillips as our Senior Vice President and Chief Financial Officer, on September 1, 2008 we granted him an additional option to purchase 300,000 shares of common stock. Options to purchase 25% of the shares will vest on September 1, 2009, and the remainder of the options will vest in 36 equal monthly installments thereafter, such that all of the options will be vested by the fourth anniversary of the date of grant.

(20) The aggregate number of option awards outstanding at December 31, 2008 was 57,500 shares.

(21) The aggregate number of option awards outstanding at December 31, 2008 was 65,000 shares. Pursuant to the limited partnership agreements of Omega Fund I, L.P. and Omega Fund III, L.P., Omega Fund I, L.P. and Omega Fund III, L.P. are the beneficiaries of any remuneration, including stock options, received by Mr. Stampacchia in connection with his service as a director of the Company. Mr. Stampacchia disclaims beneficial ownership of the stock options or such shares that may be purchased upon exercise of the stock options, except to the extent of his pecuniary interest therein.

(22) In connection with the appointment of Mr. Phillips as our Senior Vice President and Chief Financial Officer, we entered into an employment agreement with Mr. Phillips, effective as of August 30, 2008. In 2008 Mr. Phillips received a base salary of $300,000 per year, which amounted to $100,000 during 2008. Mr. Phillips did not participate in our management incentive compensation plan for 2008. During 2008, we also paid to Mr. Phillips $11,260 in relocation expenses, which include temporary housing expenses and reimbursement of expenses incurred by Mr. Phillips in connection with the sale of his previous residence.

Transactions With Related Persons

Related-Person Transactions Policy and Procedures

Under its charter, our audit committee is responsible for reviewing and approving all related party transactions. We annually require each of our directors and executive officers to complete a director and officer questionnaire that elicits information about related person transactions, including any such transactions which are required to be disclosed under the rules of the SEC. In addition, under our Code of Ethics, our directors, officers and employees are expected to avoid conflicts of interest with us and are required to report any such conflicts of interest to our General Counsel or, in the case of our directors, to the full board. Our audit committee reviews all such transactions and relationships which come to its attention either through the director and officer questionnaires or otherwise, and considers whether to approve or take other appropriate action with respect to such transactions or relationships.

Certain Related-Person Transactions

We have entered into indemnity agreements with our officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or other agent, and otherwise to the fullest extent permitted under Delaware law and our bylaws.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for annual meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of annual meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Micromet stockholders will be "householding" our proxy materials. A single set of annual meeting materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate set of annual meeting materials, please notify your broker. Direct your written request to Micromet, Inc., Attn: Corporate Secretary, 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817. Stockholders who currently receive multiple copies of the annual meeting materials at their addresses and would like to request "householding" of their communications should contact their brokers.

Other Matters

The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the board of directors

Matthias Alder
Secretary

April 30, 2009

A copy of our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2008 is available without charge upon written request to: Corporate Secretary, Micromet, Inc., 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ____________ to ____________

Commission File Number: 0-50440

MICROMET, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**52-2243564** (I.R.S. Employer Identification No.)
6707 Democracy Boulevard, Suite 505 **Bethesda, MD** (Address of Principal Executive Offices)	**20817** (Zip Code)

(240) 752-1420
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.00004 per share, including associated Series A Junior Participating Preferred Stock Purchase Rights	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2008, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $75.0 million, based on the closing price of the registrant's common stock on that date as reported by the NASDAQ Global Market.

The number of outstanding shares of the registrant's common stock, par value $0.00004 per share, as of March 5, 2009 was 50,912,681 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after registrant's fiscal year ended December 31, 2008 are incorporated by reference into Part III of this report.

MICROMET, INC.

ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2008

TABLE OF CONTENTS

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PART I

Item 1. Business

Company Overview

We are a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Our product development pipeline includes novel antibodies generated with our proprietary BiTE® antibody platform, as well as conventional monoclonal antibodies. BiTE antibodies represent a new class of antibodies that activate the T cells of a patient's immune system to eliminate cancer cells. T cells are considered the most powerful "killer cells" of the human immune system. Four of our antibodies are currently in clinical trials, while the remainder of our product pipeline is in preclinical development. Our BiTE antibody blinatumomab, also known as MT103, is being evaluated in a phase 2 clinical trial for the treatment of patients with acute lymphoblastic leukemia, or ALL, and in a phase 1 clinical trial for the treatment of patients with non-Hodgkin's lymphoma, or NHL. A second BiTE antibody, MT110, is being tested in a phase 1 clinical trial for the treatment of patients with solid tumors. MT110 binds to the epithelial cell adhesion molecule, or EpCAM, which is overexpressed in many solid tumors. Our human monoclonal antibody adecatumumab, also known as MT201, also binds to EpCAM and is being developed under a collaboration with Merck Serono. Current clinical development of this antibody includes an ongoing phase 1b clinical trial evaluating adecatumumab in combination with docetaxel for the treatment of patients with metastatic breast cancer. In the first half of 2009, we expect to initiate a multi-center, randomized, controlled phase 2 trial with adecatumumab in colorectal carcinoma, or CRC, patients after complete resection of liver metastases. Our monoclonal antibody MT293, also known as TRC093, is licensed to TRACON Pharmaceuticals, Inc., and is being developed in a phase 1 clinical trial for the treatment of patients with cancer.

In addition to the four antibodies described above, we have established a collaboration with Nycomed for the development and commercialization of MT203, our human antibody neutralizing the activity of granulocyte/macrophage colony stimulating factor, or GM-CSF, which has potential applications in the treatment of various inflammatory and autoimmune diseases, such as rheumatoid arthritis, psoriasis, or multiple sclerosis. We expect our partner Nycomed to commence a phase 1 clinical trial of MT203 in 2009. We also expect our licensee Morphotek, a wholly-owned subsidiary of Eisai, to initiate a first phase 1 clinical trial in 2009 with MT228, a glycolipid-binding human antibody developed under a license from us, for the treatment of melanoma. In January 2009, we entered into an agreement with Bayer Schering Pharma AG under which we have granted Bayer Schering Pharma an exclusive option to license a specified BiTE antibody against an undisclosed solid tumor target. In addition, we have generated and will continue to generate novel BiTE antibodies with our BiTE antibody platform technology. BiTE antibodies targeting carcinoembryonic antigen, or CEA, melanoma chondroitin sulfate proteoglycan, or MSCP, CD33, HER2, EGFR and other target antigens are in various stages of early development.

To date, we have incurred significant research and development expenses and have not achieved any revenues from sales of our product candidates.

Immunotherapy for the Treatment of Cancer

Background

The body's immune system is a natural defense mechanism that recognizes and combats cancer cells, viruses, bacteria and other disease-causing factors. This defense is carried out by B cells and T cells, which are the white blood cells of the immune system.

Cancer cells produce molecules known as tumor-associated antigens, which can also be present in normal cells but are frequently over-produced or modified in cancer cells, or are not accessible on normal cells but become newly exposed on cancer cells. T cells and B cells have receptors on their surfaces that enable them to recognize the tumor-associated antigens on a cancer cell and then attack the cancer cell with antibodies, in the case of B cells, or destroy the cancer cell directly through cell-to-cell contact, as is the case for T cells.

The human body has developed numerous immune suppression mechanisms to prevent the immune system from destroying the body's normal tissues. Cancer cells have been shown to utilize these same mechanisms to suppress the body's natural immune response against cancer cells. Thus, the response of the body's immune system may not be sufficient to eradicate or control the cancer cells, and even with an activated immune system, the number and size of tumors can overwhelm the body's immune response.

BiTE Antibody Technology

BiTE antibodies represent a novel class of therapeutic antibodies designed to direct the body's cell-destroying T cells against tumor cells. We have generated BiTE antibodies against a wide range of tumor-associated antigens that we anticipate will have the potential to treat many cancer indications. BiTE antibodies enable T cells to recognize and attack tumor cells in the same manner as can be observed during naturally-occurring T cell attacks. T cells act by delivering cell-destroying proteins into tumor cells, which induce self-destruction of the tumor cells. T cells can target cells throughout the body. Therefore, we believe that with the assistance of our BiTE antibodies T cells will be able to locate cancer cells that have spread throughout the body and may be in tissues traditionally difficult to reach, such as the bone marrow.

Based on the demonstrated potency of BiTE antibodies at low doses and their ability to eliminate cancer cells that are "hiding" in hard to reach places in the body, we believe that BiTE antibodies have the potential to be more effective than currently available therapies in the treatment of slow-growing tumors or in the treatment of cancer patients after they have undergone an initial course of treatment with radiotherapy, chemotherapy or surgery. We also believe that BiTE antibodies may show an improvement in these disease settings over currently available therapies, which typically rely on a combination of chemotherapeutics and conventional antibodies and can have severe associated side effects.

Several antibodies in our product pipeline are BiTE antibodies and have been generated based on our proprietary BiTE platform technology. In addition to blinatumomab and MT110, which are in clinical development, we have BiTE antibodies targeting antigens known as CEA, MCSP, CD33, HER2 and EGFR, as well as other antigens, in various stages of preclinical development.

Market Overview

Cancer is among the leading causes of death worldwide. The American Cancer Society, or ACS, estimates that 12 million people were diagnosed with cancer worldwide in 2007 and that this number will increase to 27 million by 2050. In addition, the ACS estimates that 7.6 million people died from the disease in 2007, representing 13% of all deaths worldwide. The ACS estimates that over 1.4 million people in the U.S. were newly diagnosed with cancer in 2008 and over 565,000 people died from the disease in the U.S. in 2008. Also according to the ACS, in the U.S., one in every four deaths is due to cancer, and as a result it has become the second leading cause of death in all people, exceeded only by heart disease, and the leading cause of death in all people over age 85.

The increasing number of people diagnosed with cancer and the approval of new cancer treatments are factors that are expected to continue to fuel the growth of the worldwide market for cancer drugs. The U.S. National Health Information Business Intelligence Reports states that, on a worldwide basis, the revenues for cancer drugs are expected to grow from $35.5 billion in 2003 to $53.1 billion in 2009. The therapeutic antibody subset of the cancer market is driving much of the cancer market growth. According to a number of third-party industry market analyses, the monoclonal antibody market represents the fastest-growing segment within the pharmaceutical industry. In 2005, it was worth $13 to $14 billon worldwide, and Datamonitor forecasts a compound annual growth rate of up to 14% between 2006 to 2012.

Despite recent advances, current cancer therapies still do not sufficiently address patients' needs. In particular, the following therapies are still needed:

- Therapies that more effectively prolong survival and improve quality of life for patients;
- Less toxic, more convenient secondary therapies to prolong time to disease progression and reduce disease-related symptoms; and
- Therapies that are effective in patients who do not respond to currently available therapies, for example, because their tumor cells do not express the HER2 protein and are thus not responsive to the treatment with Herceptin®.

Our Product Pipeline

Our product pipeline consists of BiTE antibodies and conventional monoclonal antibodies that use different approaches to treating cancer, inflammation and autoimmune diseases. The following table summarizes the current status of our product candidates in clinical and earlier stages of development:

Product Candidate	Indication:	Status
BiTE Antibodies		
Blinatumomab (MT103)	Acute lymphoblastic leukemia	Phase 2
Blinatumomab (MT103)	Non-Hodgkin's lymphoma	Phase 1
MT110	Solid tumors	Phase 1
MT111	Solid tumors	Pre-clinical
MCSP BiTE antibody	Melanoma	Pre-clinical
CD33 BiTE antibody	Acute myelogenic lymphoma	Pre-clinical
HER2 BiTE antibody	Breast cancer	Pre-clinical
EGFR BiTE antibody	Solid tumors	Pre-clinical
Conventional Antibodies		
Adecatumumab (MT201)	Solid Tumors	Phase 2
MT293	Solid Tumors	Phase 1
MT203	Inflammatory Diseases	Pre-IND
MT228	Melanoma	Pre-clinical
MT204	Inflammatory Diseases	Pre-clinical

Blinatumomab (MT103)

Our BiTE antibody blinatumomab, also known as MT103, binds to CD19, a cell surface antigen expressed on all B cells and most B tumor cells, but not on other types of blood cells or healthy tissues, and to CD3, a cell surface antigen present on all T cells.

Clinical Trials

Phase 2 Clinical Trial in Patients With Acute Lymphoblastic Leukemia (ALL)

ALL is a very aggressive form of B cell malignancy. Patients with ALL are typically treated with complex and highly toxic chemotherapy regimens, which may be followed by bone marrow stem cell transplantation for eligible patients. After chemotherapy, ALL patients may have low numbers of residual tumor cells left in their bone marrow, a condition referred to as minimal residual disease, or MRD. These patients have been shown to have a very high risk of early relapse. Improved treatments and the reduction of relapse rates in patients with MRD-positive ALL represent a high medical need, especially when bone marrow stem cell transplantation is not an option.

Following encouraging data from the ongoing phase 1 clinical trial described below showing potent single-agent activity of blinatumomab in patients with late-stage NHL, in June 2008 we expanded the development program to investigate the use of blinatumomab to treat patients with ALL in a phase 2 clinical trial. Although CD19 is widely expressed in cancer cells of ALL patients, no treatments targeting CD19 are currently commercially available. Our phase 2 clinical trial is designed to determine whether treatment of MRD-positive ALL patients with blinatumomab can convert their status to MRD-negative. At the 50th annual meeting of the American Society of Hematology, or ASH, in December 2008, we presented our first interim data from this trial, showing that three out of four evaluable patients converted from MRD-positive to MRD-negative status. Treatment in these patients at a daily dose of 15 micrograms per square meter appeared to be well tolerated.

Phase 1 Clinical Trial in Relapsed-Refractory Non-Hodgkin's Lymphoma (NHL)

Non-Hodgkin's lymphoma, or NHL, is a cancer that starts in cells of the lymph system, which is part of the body's immune system. Depending on individual risk factors and status of disease, NHL is currently treated with chemotherapy alone or together with monoclonal antibodies, such as rituximab (Rituxan®). Patients often cycle between remission and relapse, and may survive for one to ten years following initial diagnosis, depending on the specific subform of NHL. Upon relapse, patients may receive chemotherapy, monoclonal antibody therapy, or a combination of chemotherapy and monoclonal antibody therapy or newer agents, sometimes as part of experimental treatment regimens. Over time, an increasing proportion of patients become refractory, or resistant, to treatments with chemotherapy or monoclonal antibodies. Despite recent advances in treatment choices, the overall prognosis for survival of non-responding or relapsed patients with NHL remains poor, and new therapeutic options are urgently needed.

We are conducting a phase 1 dose-finding clinical trial designed to evaluate the safety and tolerability of continuous intravenous infusion of blinatumomab over four to eight weeks at different dose levels in patients with relapsed or refractory NHL. The phase 1 clinical trial protocol is an open-label, multi-center, dose escalation study, which is being conducted in Germany. Patients are being enrolled sequentially into cohorts with increasing doses of blinatumomab. At the 2008 ASH annual meeting, we presented an update of the clinical activity observed in this phase 1 clinical trial. We observed a dose-dependent clinical activity of blinatumomab in the trial. No patient receiving a daily dose of five micrograms per square meter or less has shown a partial or complete tumor response, based on reference radiology assessment according to standardized Cheson criteria for tumor response assessment of NHL. However, we observed partial and complete responses in patients treated with higher daily dose levels between 15 and 60 micrograms per square meter. All seven of the evaluable patients at the highest dose level reported so far in this clinical trial showed a clinically relevant reduction in tumor lesions, with three complete responses and four partial responses. We observed clinical responses in a number of NHL types, including follicular lymphoma, mantle cell lymphoma, or MCL, and chronic lymphocytic leukemia, or CLL. Investigators also observed a reduction of circulating B cells, which appeared to be correlated with increasing doses, with full depletion of B cells observed in all evaluable patients receiving daily doses of at least five micrograms per square meter. Furthermore, eight out of nine patients with bone marrow infiltration at their initial screening who were treated at the higher daily dose levels between 15 and 60 micrograms per square meter showed a reduction or complete disappearance of lymphoma cells from their bone marrow after treatment with blinatumomab.

In this phase 1 clinical trial, the most frequent adverse side effects related to the administration of blinatumomab have been lymphopenia, leukopenia, fever and elevation of liver enzymes. So far, most of these side effects were fully reversible and many resolved under treatment. Treatment with blinatumomab was discontinued permanently in some patients due to adverse events that included infections, central nervous system, or CNS, events, and liver enzyme increases. Importantly, all of the CNS events resolved, either after cessation of treatment or during continued treatment with blinatumomab.

Regulatory Pathway

We have received orphan drug designation from the European Medicines Agency, or EMEA, for the use of blinatumomab as a treatment for MCL and CLL, and have applied for this designation by the EMEA for the ALL indication. Orphan drug designation from the EMEA is designed to encourage manufacturers to develop drugs intended for rare diseases or conditions affecting fewer than five out of 10,000 individuals in the European Union. Orphan drug designation also qualifies us for tax credits and marketing exclusivity for ten years following the date of marketing approval of blinatumomab by the EMEA. In addition, blinatumomab has received orphan drug designation from the U.S. Food and Drug Administration, or FDA, to be used in the treatment of some indolent B-cell lymphomas, as well as ALL, CLL, hairy cell leukemia, and prolymphocytic leukemia.

MedImmune Collaboration

Blinatumomab was being developed under a collaboration and license agreement with MedImmune under which MedImmune was granted a license to develop and commercialize blinatumomab in North America. As discussed further under "License Agreements and Collaborations" below, in March 2009, pursuant to the terms of the collaboration and license agreement, MedImmune elected to commence the development of a new BiTE antibody for the treatment of hematological cancers as a substitute for blinatumomab. Our clinical development activities with blinatumomab in Europe will continue unchanged, and we will provide an update later this year on our plans for the development of blinatumomab in the United States.

MT110

Our BiTE antibody MT110 binds to EpCAM, a cell surface antigen that is over-expressed by many types of solid tumors, and to CD3, a binding site present on all T cells.

EpCAM as a Drug Target

A series of recent studies has shown that EpCAM is highly and frequently expressed on tumor cells of many common human carcinomas, including colon, lung, breast, prostate, gastric, ovarian and pancreatic cancers. In one study with approximately 1,700 subjects diagnosed with primary breast cancer, a high level of EpCAM expression was found in approximately 42% of patients. In another study with 1,116 subjects, more than 98% of colorectal cancer patients showed a high level of EpCAM expression on their primary tumors. EpCAM has also been reported to be expressed on so-called "cancer stem cells" for colon, breast, pancreatic, prostate and liver cancers. Cancer stem cells are thought to continuously repopulate bulk tumors with new cancer cells, a feature most cancer cells do not exhibit. Cancer stem cells have also been shown to be relatively resistant to chemotherapy.

New data that were recently published in Nature Cell Biology, a peer-reviewed scientific journal, indicate that only cancer cells have an active signaling form of EpCAM, while normal cells have an inactive form of EpCAM. When normal cells received the activated form of EpCAM, as is found in tumor cells, and were then injected into mice, they behaved like cancer cells in that they formed tumors. These findings may explain why some cancer patients with a high level of EpCAM expression on their tumor cells have a reduced overall survival prognosis, compared to patients with low levels of EpCAM on their tumor cells. EpCAM expression has been associated with decreased survival rates in a number of other cancers, including breast, gall bladder, bile duct, ovarian and ampullary pancreatic cancers. In addition, EpCAM has been shown to promote the proliferation, migration and invasiveness of breast cancer cells. Since activated EpCAM is expressed on the surface of cancer cells and their stem cells, we believe that it is a very promising target for our antibody-based drug candidates. Based on the mechanism of action of BiTE antibodies, a BiTE antibody binding to EpCAM, such as MT110, may be able to eradicate cancer stem cells and thereby slow or stop tumor growth, and may also eliminate the root cause for chemoresistance and metastasis of cancer.

Overview of Current Therapies for Solid Tumors

For most solid tumors, the current standard of care consists of surgery, radiotherapy and treatment with chemotherapy, hormonal therapy, and targeted therapy, including monoclonal antibodies or anti-angiogenic agents, such as bevacizumab (Avastin®), either as a single treatment or as a combination of the aforementioned therapy options. Despite advances in treating these malignancies over the last two decades, we believe that a tremendous need for further improvement of cancer therapy for solid tumors exists. Depending on the disease type and stage, major medical needs include improved survival, increased cure rates, prolonged disease-free survival, and improved control of symptoms.

Clinical Trials

We initiated clinical development of MT110 in 2008 and are currently conducting a phase 1 dose-finding clinical trial designed to evaluate the safety and tolerability of the continuous intravenous infusion of MT110 over four to eight weeks at escalating doses. The phase 1 clinical trial protocol is an open-label, multi-center, dose escalation study in patients with locally advanced, recurrent, or metastatic solid tumors known to regularly express EpCAM, including colorectal cancer, gastric cancer, adenocarcinoma of the lung and small cell lung cancer. Secondary objectives include pharmacodynamic and pharmacokinetic measurements and clinical activity. A maximum tolerated dose has not yet been determined.

MT111

Our BiTE antibody MT111 binds to CEA, which is expressed in a number of solid tumors that originate in the epithelium, a tissue composed of cells that line the cavities and surfaces of structures throughout the body, and to CD3, a binding site present on all T cells. CEA is expressed in tumors associated with colorectal carcinoma, gastric carcinoma, lung adenocarcinoma, mucinous ovarian carcinoma and endometrial adenocarcinoma. Therefore, we believe that CEA is an excellent target for a therapeutic antibody approach for the treatment of cancer with a BiTE antibody. In the progression of cancer, members of the CEA family may play a role as contact-mediating adhesion molecules when tumor cells are moving to new sites. CEA has been shown to increase tumor cell adhesion, which enhances the spread of cancer. Therefore, we believe that a BiTE antibody may hold promise for the treatment of cancer types that overexpress CEA.

MT111 is being developed under our collaboration with MedImmune, as discussed under "License Agreements and Collaborations" below. Under the terms of the BiTE research collaboration agreement with MedImmune, we have retained the commercialization rights to MT111 in Europe.

BiTE Antibodies in Early Development

A number of new BiTE antibodies have been generated that target antigens validated by conventional antibody therapies. Several BiTE antibody candidates are in early stages of development, including BiTE antibodies binding to CD33, MCSP, HER2, EGFR, IgE, a non-disclosed target antigen that is the subject of a collaboration with Bayer Schering Pharma, and other non-disclosed antigens. We presented an update on several BiTE antibodies, including BiTE antibodies binding to HER2, EGFR and IgE, at the annual meeting of the American Association for Cancer Research in April 2008.

Adecatumumab (MT201)

Our product candidate adecatumumab, also known as MT201, is a recombinant human monoclonal antibody of the IgG1 subclass that targets the EpCAM molecule. As discussed further under "License Agreements and Collaborations" below, adecatumumab is the subject of an exclusive worldwide collaboration with Merck Serono.

Clinical Trials

Phase 1b Clinical Trial in Metastatic Breast Cancer (Adecatumumab in Combination With Docetaxel)

Our ongoing phase 1b clinical trial of adecatumumab in patients with metastatic breast cancer is an open-label, multi-center study to investigate the safety and tolerability of intravenous infusions of a combination of increasing doses of adecatumumab and a standard dose of docetaxel in patients with EpCAM-positive, advanced-stage breast cancer. We are conducting this clinical trial in six locations, of which four are in Germany and two are in Austria. Data presented at the annual meeting of the European Society of Medical Oncology in September 2008 have confirmed the feasibility of combining adecatumumab with docetaxel. The data suggest dose-limiting toxicities at higher doses of adecatumumab, due to gastrointestinal adverse events such as diarrhea. The data also indicated that patients with a high expression of EpCAM experienced a higher response rate according to standardized criteria for measuring tumor response known as Response Evaluation Criteria in Solid Tumors, or RECIST. We expect that this phase 1b clinical trial will be completed in 2009.

Safety Profile

Since the initiation of the clinical development of adecatumumab, we have, in addition to the above mentioned phase 1b combination trial, conducted one phase 1 clinical trial and two phase 2 clinical trials testing adecatumumab as a single agent therapy. In these clinical trials, we have treated more than 160 patients with adecatumumab. The overall safety profile indicates that adecatumumab is well tolerated by patients. Side effects have been mostly infusion-related, such as pyrexia and flush, and gastrointestinal, such as nausea and diarrhea. Some increases in the pancreatic enzymes lipase and amylase were observed, but no clear dose-dependency could be determined, nor was any acute clinical pancreatitis reported. Also, we have not observed any neutralizing reaction to adecatumumab, indicating that it does not appear to provoke any immune response in patients.

Additional Clinical Trials

In 2006, we completed a phase 2 clinical trial with adecatumumab in patients with metastatic breast cancer. While the primary endpoint of the study was not reached, our secondary endpoint analysis showed a significant prolongation of time-to-progression in patients treated with the higher dose of adecatumumab with tumors expressing a high level of EpCAM, which we believe may be the result of a reduction of the formation and outgrowth of metastatic lesions observed in these patients. Together with the overall good tolerability of adecatumumab, we believe this product candidate may have applications in earlier stage disease settings, including adjuvant treatment. In the first half of 2009, we expect to initiate a randomized, controlled phase 2 clinical trial of adecatumumab in colorectal carcinoma patients who have experienced complete resection of liver metastases.

MT293

Overview

MT293, also known as TRC093, is being developed by our licensee TRACON Pharmaceuticals, Inc. (TRACON). MT293 is a humanized, anti-metastatic and anti-angiogenic monoclonal antibody for the treatment of patients with solid tumors. MT293 binds specifically to hidden, or cryptic, binding sites on extracellular matrix proteins that become exposed as a result of the denaturation of collagen that typically occurs during tumor formation. The extracellular matrix is a molecular network that provides mechanical support to cells and tissues but also contains biochemical information important to cellular processes such as cell proliferation, adhesion and migration. Binding of MT293 to these denatured extracellular matrix proteins has the potential to inhibit angiogenesis, or the formation of blood vessels in solid tumors, and the growth, proliferation and metastasis of tumor cells.

Mechanism of Action

We believe that our approach to inhibiting angiogenesis and metastasis with MT293 may have several therapeutic advantages. Because MT293 binds preferentially to extracellular matrix proteins that have been denatured during angiogenesis and tumor growth rather than to the native, undenatured forms of collagen, we believe that the MT293 antibody may have greater specificity for the tumor site than other therapies. Additionally, denatured proteins in the extracellular matrix may provide a better therapeutic target for long-term treatment than binding sites found directly on tumor cells, since the proteins in the extracellular matrix represent a stable structure and are less likely to undergo mutations that are typical for cancer cells. Due to the specific mechanism through which MT293 inhibits angiogenesis and metastasis, we believe that it may have the potential to be used in combination with other anti-angiogenic agents or with treatments such as chemotherapy and radiation. We believe that MT293 may also be useful in other pathological conditions associated with angiogenesis, such as choroidal neovascularization, an ophthalmologic condition caused by excess growth of blood vessels within the eye, which is the major cause of severe visual loss in patients with age-related macular degeneration.

Clinical Trials

In March 2007, we entered into an agreement with TRACON under which we granted TRACON an exclusive, worldwide license to develop and commercialize MT293, as discussed under "License and Collaboration Agreements" below. MT293 is currently being developed by TRACON in a phase 1 clinical trial designed to assess the safety, tolerability and pharmacokinetics, as well as preliminary anti-tumor activity, of MT293 in patients with cancer. At the 2008 annual AACR-NCI-EORTC conference, TRACON published interim results of the ongoing phase 1 clinical trial.

MT203

MT203 is a human antibody that we believe has the potential to treat a wide variety of acute and chronic inflammatory diseases, including rheumatoid arthritis, asthma, psoriasis and multiple sclerosis. MT203 neutralizes GM-CSF, a pro-inflammatory cytokine controlling the innate arm of the immune system. Using an antibody to neutralize GM-CSF has been shown to have the potential to prevent or even cure symptoms in numerous animal models.

Mechanism of Action and Preclinical Activities

Like marketed antibody drugs Humira®, Avastin®, and Remicade®, MT203 acts by neutralizing a soluble protein ligand, thereby preventing it from binding to its high-affinity cell surface receptor. We believe that this therapeutic principle is well-validated. MT203 is one of the first human antibodies neutralizing the biological activity of human and non-human primate GM-CSF. The binding characteristics of MT203 to GM-CSF have been characterized in a number of studies, and MT203 has shown biological activity in numerous cell-based assays. We have used a surrogate antibody neutralizing mouse GM-CSF to demonstrate that inhibition of GM-CSF is highly potent in preventing rheumatoid arthritis in a mouse model in which tumor necrosis factor, or TNF, neutralization is largely ineffective and in preventing other inflammatory and autoimmune diseases, such as asthma and multiple sclerosis. This surrogate antibody has comparable binding characteristics to MT203, and therefore we believe that MT203 could have similar positive effects.

In May 2007, we entered into a collaboration agreement with Nycomed, as discussed under "License and Collaboration Agreements" below, under which we have granted to Nycomed a license to develop and commercialize MT203 on a worldwide basis. MT203 is in preclinical development and our development costs are being reimbursed by Nycomed. In June 2008, we and Nycomed initiated formal preclinical safety studies for MT203. We expect our partner Nycomed to initiate the first clinical trial of MT203 in 2009.

MT228

MT228 is a human IgM monoclonal antibody binding to an antigen that has been identified as a cell-surface antigen present on human melanoma and tumors of neuroectodermal origin. We have licensed the right to develop and commercialize MT228 to Morphotek, Inc., a wholly owned subsidiary of Eisai Co., Ltd. We understand that Morphotek plans to initiate the first phase 1 clinical trial of MT228 in 2009.

As discussed under "License Agreements and Collaboration Agreements" below, our agreement with Morphotek entitles us to certain milestone payments, royalties and the right to reacquire development and commercialization rights to MT228 in North America.

MT204

MT204 is a humanized antibody that we believe has the potential to treat a wide variety of acute and chronic inflammatory diseases, including rheumatoid arthritis, asthma, acute transplant rejection, uveitis, psoriasis and multiple sclerosis. We designed MT204 to neutralize interleukin-2, or IL-2, an inflammation-causing cytokine which controls activation of T cells and natural killer cells. Interference with IL-2 signaling is a well-validated anti-inflammatory therapeutic approach as exemplified by small molecule drugs, such as cyclosporine or tacrolimus, and by antibodies blocking the high-affinity IL-2 receptor such as Simulect® and Zenapax®. MT204 is the first humanized antibody targeting soluble human and non-human primate IL-2 by a unique mode of action, and has been shown in preclinical models to have inhibitory properties superior to those of Zenapax.

Mechanism of Action and Preclinical Activities

Like marketed antibody drugs Humira®, Avastin®, and Remicade®, MT204 acts by neutralizing a soluble protein ligand. MT204 prevents binding of IL-2 to its intermediate-affinity receptor on natural killer cells, and also inactivates the high-affinity receptor with bound IL-2. This is a novel mode of antibody action, which we believe could cause MT204 to have potent anti-inflammatory activity. The binding characteristics of MT204 to IL-2 and IL-2 receptors have been characterized in studies using various assay systems. MT204 is in preclinical development.

Our Business Strategy

Our objective is to establish a position as a leader in the research, development and commercialization of highly active, antibody-based drugs for the treatment of patients with cancer, inflammation and autoimmune diseases. Key aspects of our corporate strategy include the following:

- *Advance the Clinical Development of Our BiTE Antibodies With a Focus on Early Regulatory Approval.* We are conducting a phase 2 clinical trial of blinatumomab to treat ALL, which, if successfully completed, may lead to an accelerated path towards a regulatory approval in this indication. Treatment of ALL with blinatumomab has received orphan drug designation by the FDA and we have applied for this designation by the EMEA for the ALL indication. In addition, our ongoing phase 1 clinical trial of MT110 may lead to data that provide for an early indication of its efficacy for the treatment of solid tumors.

- *Finance the Development of Our Product Candidates through Collaborations With Pharmaceutical and Biopharmaceutical Companies.* We have established product development collaborations with Merck Serono for adecatumumab, MedImmune for MT111, blinatumomab and a new BiTE antibody, and Nycomed for MT203. In January 2009, we entered into an option, collaboration and license agreement with Bayer Schering Pharma for a BiTE antibody for the treatment of solid tumors binding to an undisclosed target. In addition, we continue to seek licensing partners for some of our therapeutic antibodies. These collaborations generate revenues for us and enable an accelerated development path that would not be possible with our own financial resources.
- *Retain Value in Our Product Development Pipeline.* We retained full commercialization rights for MT111 in Europe. In addition, we have retained an option to co-promote adecatumumab in Europe and the U.S. We intend to continue to pursue this partnering strategy in future collaborations. In addition, with the revenue generated in product development collaborations and funds received in financing transactions, we are funding the development of BiTE antibodies that are not partnered with other companies.

Intellectual Property

We actively seek patent protection for our proprietary technologies by filing patent applications in the United States, Europe and selected other countries. Our approach is to seek patent protection for the inventions that we consider important to the development of our business. Particularly for our BiTE antibody technology platform, our patent strategy aims to generate protection on different aspects of the technology. Our key goals are to expand the patent portfolio, generate patent protection for new product candidates, protect further developments of BiTE antibody-related technologies and harmonize our filing and prosecution strategy with respect to the portfolio.

Our success will depend in large part on our ability to obtain, maintain, defend and enforce patents and other intellectual property for our product candidates and BiTE antibody technology platform, to extend the patent life for our product candidates that reach the commercialization stage, preserve trade secrets and proprietary know-how, and to operate without infringing the patents and proprietary rights of third parties.

As of December 31, 2008, we owned or have licensed approximately 35 U.S. patents, 43 U.S. patent applications, 169 foreign and international patents, and 250 foreign and international patent applications related to our technologies, compounds, and their use for the treatment of human diseases. For our own products, we expect patent expiration dates for composition of matter between 2018 and 2028, with the possibility of obtaining Supplemental Protection Certificates, which can extend patent protection for up to five years beyond the original expiration dates. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to products, uses, methods and compositions of matter in order to enhance our intellectual property position in the field of antibody therapeutics for the treatment of human diseases.

License Agreements and Collaborations

We have entered into several significant license and collaboration agreements for our research and development programs, as further outlined below. These agreements typically provide for the payment by us or to us of license fees, milestone payments, and royalties on net sales of product candidates developed and commercialized under these agreements.

Agreements Relevant for the BiTE Antibody Technology Platform

Research and License Agreement With Merck KGaA/Biovation

In August 2001, we entered into a research and license agreement with Biovation Limited, a wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, under which Biovation used their proprietary technology and generated certain variants of the anti-CD3 single-chain antibody used in our BiTE antibodies with the aim of reducing the likelihood of potential immune responses upon administration of such molecules to human beings. We received and tested such deimmunized anti-CD3 domains in connection with our BiTE antibodies. We paid a license fee and research fees to Biovation and will make milestone payments and pay royalties on net sales of any BiTE products that include such deimmunized anti-CD3.

License Agreement With Enzon

In April 2002, we entered into a cross-license agreement with Enzon, Inc. (now Enzon Pharmaceuticals, Inc.) relating to each party's portfolio of patents relating to single-chain antibodies and their use in the treatment of disease. This agreement was amended and restated by mutual agreement of the parties in June 2004. Under the cross-license agreement, we received a non-exclusive, royalty- bearing license under Enzon's single-chain antibody patent portfolio to exploit licensed products other than BiTE antibodies, as well as an exclusive, royalty-free license under such portfolio to exploit BiTE antibodies. We also granted to Enzon a non-exclusive, royalty-bearing license under our single-chain antibody patent portfolio to exploit licensed products. Each party's license is subject to certain narrow exclusions for exclusive rights previously granted to third parties.

Each party is obligated to make milestone payments and pay royalties on net sales to the other party with respect to products that are covered by any patents within the consolidated patent portfolio, irrespective of which party owns the relevant patent(s). As noted above, however we do not owe a royalty under this agreement to Enzon on net sales of BiTE antibodies.

The term of the cross-license agreement continues until expiration of the last valid claim in the consolidated patent portfolio. Either party may terminate the agreement upon determination by a court of competent jurisdiction that the other party has committed a material breach of the agreement. Neither party has the right to unilaterally terminate the agreement without cause.

Agreements Relevant for Blinatumomab (MT103)

We entered into license and transfer agreements with certain individuals and research institutions to obtain certain intellectual property related to blinatumomab. Under these agreements, we paid certain fees and will make milestone payments and pay royalties based on net sales of blinatumomab.

Collaboration and License Agreement With MedImmune

In June 2003, we entered into a collaboration and license agreement with MedImmune to jointly develop blinatumomab. Under the terms of the collaboration and license agreement, MedImmune had the rights and the obligation to develop and commercialize blinatumomab in North America, while we retained all rights to blinatumomab outside of North America. Under the agreement, MedImmune also has the right to develop other BiTE antibodies binding to specific antigens relevant for hematological cancers in addition to or instead of blinatumomab. In March 2009, MedImmune elected to commence the development of a new BiTE antibody for the treatment of hematological cancers as a substitute for blinatumomab. Under the terms of the 2003 collaboration and license agreement, we will be responsible for generating the new BiTE antibody and for certain early preclinical development activities pursuant to a research plan to be agreed upon by the parties. MedImmune will bear all of the costs incurred by us in conducting the research plan for this BiTE antibody, and will be responsible for all of the development costs of this BiTE antibody in North America. In addition, MedImmune will be required to make milestone payments upon the achievement of certain development milestone events related to the new antibody, and, if it receives marketing approval, to pay a royalty on net sales of this BiTE antibody in North America. We have retained all rights to this new BiTE antibody outside of North America, and have the right, at no cost to us, to use the data generated by MedImmune in the course of the development in North America for obtaining marketing approvals outside of North America.

MedImmune will be developing the new BiTE antibody in North America and we will be assuming responsibility for the worldwide development and commercialization of blinatumomab. However, under the terms of the 2003 collaboration and license agreement, MedImmune will remain obligated to develop the commercial scale manufacturing process for blinatumomab. Also, MedImmune will remain obligated to supply our requirements of blinatumomab for clinical trials. Further, upon the first marketing approval of blinatumomab in the United States, MedImmune will have a one-time option to reacquire the commercialization rights to blinatumomab in North America. If MedImmune were to exercise this option, it would be required to pay us all of the milestone payments that would have become due if MedImmune had developed blinatumomab in the United States, the global development costs incurred by us after the return of the rights to blinatumomab to us, and an additional payment calculated as a percentage of these development costs. In addition, MedImmune would then pay a royalty on net sales of blinatumomab in North America.

During the years ended December 31, 2008 and 2007, our collaboration for blinatumomab generated revenues to us of approximately 15% and 16% of our total revenues, respectively.

Agreements Relevant for MT111

BiTE Research Collaboration Agreement With MedImmune

In June 2003, we entered into a BiTE research collaboration agreement with MedImmune pursuant to which we have generated MT111. MedImmune is obligated to make milestone payments and pay royalties to us on net sales of MT111. Furthermore, we have exclusive rights to commercialize MT111 in Europe. MedImmune is obligated to reimburse any development costs incurred by us for MT111 up to the completion of phase 1 clinical trials.

During the years ended December 31, 2008 and 2007, this collaboration generated revenues to us of approximately 9% and 16% of our total revenues, respectively.

Agreements Relevant for Adecatumumab (MT201)

Collaboration Agreement With Merck Serono

In December 2004, we entered into a collaboration agreement with Ares Trading S.A., a wholly-owned subsidiary of Serono International S.A., a leading Swiss biotechnology firm that was acquired by Merck KGaA and that is now called Merck Serono International S.A. Pursuant to the agreement, we granted Merck Serono a worldwide license under our relevant patents and know-how to develop, manufacture, commercialize and use adecatumumab for the prevention and treatment of any human disease. Overall, the agreement provides for Merck Serono to pay up to $138.0 million in milestone payments, of which we have received $12.0 million to date, if adecatumumab is successfully developed and registered in the U.S., Europe and Japan in at least three different indications. The revenues from this collaboration agreement represented approximately 11% and 22% of our total revenues for the years ended December 31, 2008 and 2007, respectively.

Under the terms of the agreement, Merck Serono bears all costs of product development and manufacturing subject to our participation right as described below. The original agreement provided that, upon the completion of both phase 2 clinical studies in September 2006, Merck Serono would assume the leading role in the management of any further clinical trials with adecatumumab, and at that time, we would have to decide whether or not to exercise our co-development option and participate in the costs and expenses of developing and selling adecatumumab in the United States or Europe. In November 2006, we and Merck Serono amended the agreement to extend our leading role in the management of the clinical trials with adecatumumab until completion of the phase 1b clinical trial currently being conducted to evaluate the combination of adecatumumab and docetaxel in patients with metastatic breast cancer and the completion of an additional phase 1 clinical trial. In October 2007, we and Merck Serono further amended the agreement and reallocated certain of our respective development responsibilities with respect to adecatumumab. As part of the revised responsibilities, Micromet now has decision making authority and operational responsibility for the ongoing phase 1b clinical trial that we expect to complete in 2009, as well as an additional phase 2 clinical trial that we expect to commence in the first half of 2009. Merck Serono will continue to bear the development expenses associated with the collaboration in accordance with the agreed upon budget. Further, under the amended agreement, we can exercise our co-development option and participate in the costs and expenses of developing and selling adecatumumab in the United States or Europe after the end of both the ongoing phase

1 clinical trial and the additional clinical trial. If we exercise our option, we will then share up to 50% of the development costs, as well as certain other expenses, depending on the territory for which we exercise our co-development option. The parties will co-promote and share the profits from sales of adecatumumab in the territories for which the parties shared the development costs. In the other territories, Merck Serono will pay a royalty on net sales of adecatumumab.

Merck Serono may terminate the agreement following receipt by Merck Serono of the final study report for the ongoing phase 1 clinical trial and planned phase 2 clinical trial, and thereafter for convenience upon specified prior notice. Either party may terminate the agreement as a result of the material breach or bankruptcy of the other. In the event of a termination of the agreement, all product rights will revert to us.

Agreements Relevant for MT293

License Agreement With TRACON Pharmaceuticals

In March 2007, we entered into an agreement with TRACON under which we granted TRACON an exclusive, worldwide license to develop and commercialize MT293. Under the agreement, TRACON also has an option to expand the license to include one specific additional antibody, and upon the exercise of the option, the financial and other terms applicable to MT293 would become applicable to such other antibody. Under the terms of the agreement, TRACON will be responsible for the development and commercialization of MT293 on a worldwide basis, as well as the costs and expenses associated with such activities. We have transferred to TRACON certain materials, including the stock of MT293 clinical trial materials, stored at our contract manufacturer. TRACON paid us an upfront license fee and is obligated to make development and sales milestone payments and to pay a royalty on worldwide net sales of MT293. In addition, TRACON made specified payments for the delivery of the materials and has an obligation to pay us a portion of sublicensing revenues, which portion decreases based on the timepoint in the development of MT293 when TRACON enters into the sublicense agreement. If MT293 is successfully developed and commercialized in three indications in three major markets, we would be entitled to receive total payments, exclusive of royalties on net sales, of more than $100 million. TRACON may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

During the years ended December 31, 2008 and 2007, this collaboration generated approximately 1% and 12% of our total revenues, respectively.

Agreements Relevant for MT203

Collaboration and License Agreement With Nycomed

In May 2007, we entered into a Collaboration and License Agreement with Nycomed A/S under which we and Nycomed will collaborate exclusively with each other on the development of MT203 and other antibodies that neutralize GM-CSF and that may be useful for the treatment of inflammatory and autoimmune diseases. Under the terms of the agreement, we received an upfront license fee of €5.0 million, or $6.7 million as of the payment date, and are eligible to receive research and development reimbursements and payments upon the achievement of development milestones of more than €120.0 million, or $169 million using the exchange rate in effect at December 31, 2008, in the aggregate. We are also eligible to receive royalties on worldwide sales of MT203 and other products that may be developed under the agreement. We are responsible for performing preclinical development, process development and manufacturing of MT203 for early clinical trials, and Nycomed will be responsible for clinical development and commercialization of the product candidate on a worldwide basis. Nycomed will bear the cost of development activities and reimburse us for our expenses incurred in connection with the development program. The term of the agreement expires upon the satisfaction of all payment obligations of each party under the agreement. After completion of certain preclinical development steps, Nycomed may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

During the years ended December 31, 2008 and 2007 the Nycomed collaboration generated approximately 57% and 26% of our total revenues, respectively.

Agreements Relevant for MT228

Sublicense Agreement With Morphotek

In December 2004, we entered into an exclusive sublicense agreement with Morphotek under which we granted Morphotek the right to evaluate certain antibodies, including MT228, and an option to obtain an exclusive worldwide sublicense. In December 2006, Morphotek exercised the option. Under the sublicense agreement, Morphotek has the obligation to perform development and achieve development milestones within specified timeframes. If Morphotek fails to achieve the milestones, we have the right to terminate the agreement, in which case Morphotek would be required to pay a termination fee. Morphotek paid us a license fee upon the execution of the option and is obligated to pay annual license maintenance fees, milestone payments, and royalties on the net sales of resulting products. Following commencement of phase 1 clinical trials and phase 2 clinical trials, we have the right to terminate and re-acquire Morphotek's rights for North America at pre-defined terms. If Morphotek intends to sublicense the rights for countries outside of North America to third parties, we have a right of first refusal to license back these rights.

Agreements Relevant for MT204

License Agreement With Enzon

In June 2004, we entered into a license agreement with Enzon for an antibody program targeting IL-2, which had been developed by us and Enzon pursuant to a prior collaboration that has since been terminated. The agreement grants to us the rights to certain patents of Enzon and patents and know-how created under the collaboration. We are obligated to pay royalties to Enzon upon the sale of products targeting IL-2 using such patents or know-how.

Other Agreements

We are a party to license and patent acquisition agreements with various universities, research organizations and other third parties under which we have received licenses to or have acquired certain intellectual property, scientific know-how and technology. In consideration for the licenses received or the assignment of intellectual property rights made under these agreements, we are required to pay license and research support fees, milestone payments upon the achievement of specified success-based objectives or royalties on future sales of commercialized products, if any. We may also be required to pay minimum annual royalties and the costs associated with the prosecution and maintenance of the patents covering the licensed technology.

Manufacturing and Supply

We have entered into Good Manufacturing Practices (GMP) and non-GMP production agreements with various manufacturers for our preclinical compounds.

Government Regulation and Product Approval

General

Governmental authorities in the United States and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution of biologic products. Parties that fail to comply with applicable requirements may be fined, may have their marketing applications rejected, or may be criminally prosecuted. These governmental authorities also have the authority to revoke previously granted marketing authorizations upon failure to comply with regulatory standards or in the event of serious adverse events following initial marketing.

FDA Approval Process

In the United States, under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, the FDA subjects products to rigorous review. The process required by the FDA before a new drug or biologic may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing; submission of an Investigational New Drug Application (IND), which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug or biologic for its intended use; and submission and approval of a New Drug Application (NDA), for a drug, or a

Biologics License Application (BLA), for a biologic. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In phase 2 clinical trials, in addition to safety, the sponsor evaluates the efficacy of the product in targeted indications and identifies possible adverse effects and safety risks in a patient population that is usually larger than in phase 1 clinical trials. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in an expanded patient population at geographically-dispersed clinical trial sites. Clinical trials must be conducted in accordance with the FDA's Good Clinical Practices requirements. Prior to commencement of each clinical trial, the sponsor must submit to the FDA a clinical plan, or protocol, accompanied by the approval of the ethics committee responsible for overseeing the clinical trial sites. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The ethics committee at each clinical site may also require the clinical trial at that site to be halted, either temporarily or permanently, for the same reasons.

The sponsor must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product, in the form of an NDA, or, in the case of a biologic, a BLA. In a process that may take from several months to several years, the FDA reviews these applications and, when and if it decides that adequate data are available to show that the new compound is both safe and effective and that other applicable requirements have been met, approves the drug or biologic for sale. The amount of time taken for this approval process is a function of a number of variables, including whether the product has received a fast track designation, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. It is possible that our product candidates will not successfully proceed through this approval process or that the FDA will not approve them in any specific period of time, or at all.

The FDA may, during its review of an NDA or BLA, ask for additional test data. If the FDA does ultimately approve the product, it may require additional testing, including potentially expensive phase 4 studies, to monitor the safety and effectiveness of the product. In addition, the FDA may in some circumstances impose restrictions on the use of the product, which may be difficult and expensive to administer and may require prior approval of promotional materials.

Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with FDA's GMP regulations, which govern the manufacture, storage and distribution of a pharmaceutical product. Manufacturers of biologics also must comply with FDA's general biological product standards. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the GMP regulations. Manufacturers must continue to expend time, money and effort in the areas of production, quality control, record keeping and reporting to ensure full compliance with those requirements. Failure to comply with GMP regulations subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission (FTC) requirements which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing the company to correct deviations from regulatory standards and enforcement actions that can include seizures, injunctions and criminal prosecution.

Manufacturers are also subject to various laws and regulations governing laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with their research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.

Regulatory Requirements in Europe and Other Countries

We are also subject to a variety of regulations governing clinical trials and manufacture and sales of our product candidates in Europe and other countries. Regardless of FDA approval in the United States, approval of a product candidate by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of selling the product candidates in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada, and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.

Competition

We face competition from a number of companies that are marketing products or developing various product candidates, technologies and approaches for the treatment of diseases that we are also targeting with our product candidates. Specifically, we face competition from a number of companies working in the fields of antibody-derived therapies for the treatment of solid tumors and B cell lymphomas. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, convenience, availability, pricing and patent position. Some of these products use therapeutic approaches that may compete directly with our product candidates, and the companies developing these competing technologies may have significantly more resources than we do, and may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their products sooner than we do for ours.

Employees

As of December 31, 2008, we had 124 employees of which 104 were full-time employees. As of that date, 82 full-time employees were engaged in research and development and 22 were engaged in general and administrative activities. We believe that we have good relations with our employees. None of our employees is covered by a collective bargaining agreement.

Corporate History

We were incorporated in Delaware in 1998 under the name CancerVax Corporation and completed our initial public offering in 2003. In 2006, we completed a merger with Micromet AG, a privately-held German company, and changed our corporate name to Micromet, Inc.

Available Investor Information

We file electronically with the Securities and Exchange Commission (SEC) our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish them to the SEC. Our website is located at *http://www.micromet-inc.com*. You can also request copies of such documents by contacting our Investor Relations Department at (240) 235-0250 or sending an email to investors@micromet-inc.com.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. The following information sets forth factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and the information incorporated herein by reference and those we may make from time to time. If any of the following risks actually occur, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and could result in a complete loss of your investment. Certain factors individually or in combination with others may have a material adverse effect on our business, financial condition and results of operations and you should carefully consider them. You should also consider all other information contained in or incorporated by reference in this prospectus before deciding to invest in our common stock.

Risks Relating to Our Financial Results, Financial Reporting and Need for Financing

We have a history of losses, we expect to incur substantial losses and negative operating cash flows for the foreseeable future and we may never achieve or maintain profitability.

We have incurred losses from our inception through December 31, 2008, and we expect to incur substantial losses for the foreseeable future. We have no current sources of material ongoing revenue, other than the reimbursement of development expenses and potential future milestone payments from our current collaborators or licensees, including Merck Serono, MedImmune, Nycomed and TRACON. We have not commercialized any products to date, either alone or with a third party collaborator. If we are not able to commercialize any products, whether alone or with a collaborator, we may not achieve profitability. Even if our collaboration agreements provide funding for a portion of our research and development expenses for some of our programs, we expect to spend significant capital to fund our internal research and development programs for the foreseeable future. As a result, we will need to generate significant revenues in order to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may depress the market value of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations and, as a result, you could lose part or all of your investment.

We will require additional financing, which may be difficult to obtain and may dilute your ownership interest in us. If we fail to obtain the capital necessary to fund our operations, we will be unable to develop or commercialize our product candidates and our ability to operate as a going concern may be adversely affected.

We will require substantial funds to continue our research and development programs and our future capital requirements may vary from what we expect. There are factors, many of which are outside our control, that may affect our future capital requirements and accelerate our need for additional financing. Among the factors that may affect our future capital requirements and accelerate our need for additional financing are:

- continued progress in our research and development programs, as well as the scope of these programs;
- our ability to establish and maintain collaborative arrangements for the discovery, research or development of our product candidates;
- the timing, receipt and amount of research funding and milestone, license, royalty and other payments, if any, from collaborators;
- the timing, receipt and amount of sales revenues and associated royalties to us, if any, from our product candidates in the market;
- our ability to sell shares of our common stock under our December 2008 committed equity financing facility, or CEFF, with Kingsbridge Capital Limited, or Kingsbridge;
- the costs of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other patent-related costs, including litigation costs and technology license fees;

- costs associated with litigation; and
- competing technological and market developments.

We expect to seek funding through public or private financings or from existing or new collaborators with whom we enter into research or development collaborations with respect to programs that are not currently licensed. However, the market for stock of companies in the biotechnology sector in general, and the market for our common stock in particular, is highly volatile. Due to market conditions and the status of our product development pipeline, additional funding may not be available to us on acceptable terms, or at all. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern.

If we raise additional funds through the issuance of equity securities, our stockholders may experience substantial dilution, including as a result of the issuance of warrants in connection with the financing, or the equity securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business and make distributions to our stockholders. We also could elect to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain technologies, product candidates or products.

Our committed equity financing facility with Kingsbridge may not be available to us if we elect to make a draw down, may require us to make additional "blackout" or other payments to Kingsbridge and may result in dilution to our stockholders.

In December 2008, we entered into a CEFF with Kingsbridge, which entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, up to 10,104,919 shares of our common stock for cash consideration of up to $75.0 million, subject to certain conditions and restrictions. To date, we have not made any draw downs under the CEFF.

Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include:

- a minimum price for our common stock that is not less than 85% of the closing price of the day immediately preceding the applicable eight-day pricing period, but in no event less than $2.00 per share;
- the accuracy of representations and warranties made to Kingsbridge;
- our compliance with all applicable laws which, if we failed to so comply, would have a Material Adverse Effect (as that term is defined in the purchase agreement with Kingsbridge); and
- the effectiveness of a registration statement registering for resale the shares of common stock to be issued in connection with the CEFF.

Kingsbridge is permitted to terminate the CEFF by providing written notice to us upon the occurrence of certain events. For example, we are only eligible to draw down funds under the CEFF at such times as our stock price is above $2.00 per share. Kingsbridge is also able to terminate the CEFF at any time that we have not drawn down at least $1.25 million in funds over a consecutive 12-month period. If we are unable to access funds through the CEFF, or if Kingsbridge terminates the CEFF or it otherwise expires, we may be unable to access capital from other sources on favorable terms, or at all.

We are entitled, in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the resale registration statement and prohibit Kingsbridge from selling shares under the resale registration statement for a certain period of time. If we deliver a blackout notice during the fifteen trading days following our delivery of shares to Kingsbridge in connection with any draw down, then we may be required to make a payment to Kingsbridge, or issue to Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares purchased by Kingsbridge in the most recent draw down and held by

Kingsbridge immediately prior to the blackout period and the decline in the market price, if any, of our common stock during the blackout period. If the trading price of our common stock declines during a blackout period, this blackout payment could be significant.

In addition, if we fail to maintain the effectiveness of the resale registration statement or related prospectus in circumstances not permitted by our agreement with Kingsbridge, we may be required to make a payment to Kingsbridge, calculated on the basis of the number of shares held by Kingsbridge during the period that the registration statement or prospectus is not effective, multiplied by the decline in market price, if any, of our common stock during the ineffective period. If the trading price of our common stock declines during a period in which the resale registration statement or related prospectus is not effective, this payment could be significant.

Should we sell shares to Kingsbridge under the CEFF or issue shares in lieu of a blackout payment, it will have a dilutive effect on the holdings of our current stockholders and may result in downward pressure on the price of our common stock. If we draw down under the CEFF, we will issue shares to Kingsbridge at a discount of 6% to 14% from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing and may further decrease our share price. Moreover, the number of shares that we will be able to issue to Kingsbridge in a particular draw down may be materially reduced if our stock price declines significantly during the applicable eight-day pricing period.

Our quarterly operating results and stock price may fluctuate significantly.

We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations for any given period, will be based primarily on the following factors:

- the status of development of our product candidates;
- the time at which we enter into research and license agreements with strategic collaborators that provide for payments to us, the timing and accounting treatment of payments to us, if any, under those agreements, and the progress made by our strategic collaborators in moving forward the development of our product candidates;
- whether or not we achieve specified research, development or commercialization milestones under any agreement that we enter into with strategic collaborators and the timely payment by these collaborators of any amounts payable to us;
- the addition or termination of research programs or funding support under collaboration agreements;
- the timing of milestone payments under license agreements, repayments of outstanding amounts under loan agreements, and other payments that we may be required to make to others;
- variations in the level of research and development expenses related to our clinical or preclinical product candidates during any given period;
- the change in fair value of the common stock warrants issued to investors in connection with our 2007 private placement financing, remeasured at each balance sheet date using a Black-Scholes option-pricing model, with the change in value recorded as other income or expense; and
- general market conditions affecting companies with our risk profile and market capitalization.

These factors may cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If the estimates we make and the assumptions on which we rely in preparing our financial statements prove inaccurate, our actual results may vary significantly.

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges taken by us and related disclosure. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you that our estimates, or the assumptions underlying them, will be correct. Accordingly, our actual financial results may vary significantly from the estimates contained in our financial statements.

Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, research and development and related expenses, accounting for stock options and in-process research and development costs are subject periodically to further review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this filing.

Risks Relating to Our Common Stock

Substantial sales of shares may adversely impact the market price of our common stock and our ability to issue and sell shares in the future.

Substantially all of the outstanding shares of our common stock are eligible for resale in the public market. A significant portion of these shares is held by a small number of stockholders. We have also registered shares of our common stock that we may issue under our equity incentive compensation plans and our employee stock purchase plan. In addition, any shares issued under our CEFF with Kingsbridge will be eligible for resale in the public market. These shares generally can be freely sold in the public market upon issuance. If our stockholders sell substantial amounts of our common stock, the market price of our common stock may decline, which might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales of our common stock may have on the prevailing market price of our common stock.

Our stock price may be volatile, and you may lose all or a substantial part of your investment.

The market price for our common stock is volatile and may fluctuate significantly in response to a number of factors, many of which we cannot control. Among the factors that could cause material fluctuations in the market price for our common stock are:

- our ability to successfully raise capital to fund our continued operations;
- our ability to successfully develop our product candidates within acceptable timeframes;
- changes in the regulatory status of our product candidates;
- changes in significant contracts, strategic collaborations, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;
- the execution of new collaboration agreements or termination of existing collaborations related to our clinical or preclinical product candidates or our BiTE antibody technology platform;
- announcements of the invalidity of, or litigation relating to, our key intellectual property;
- announcements of the achievement of milestones in our agreements with collaborators or the receipt of payments under those agreements;
- announcements of the results of clinical trials by us or by companies with commercial products or product candidates in the same therapeutic category as our product candidates;

- events affecting our collaborators;
- fluctuations in stock market prices and trading volumes of similar companies;
- announcements of new products or technologies, clinical trial results, commercial relationships or other events by us, our collaborators or our competitors;
- our ability to successfully complete strategic collaboration arrangements with respect to our product candidates, BiTE antibodies or our BiTE antibody platform;
- variations in our quarterly operating results;
- changes in securities analysts' estimates of our financial performance or product development timelines;
- changes in accounting principles;
- sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;
- additions or departures of key personnel; and
- discussions of Micromet or our stock price by the financial and scientific press and online investor communities such as chat rooms.

If our officers and directors choose to act together, they can significantly influence our management and operations in a manner that may be in their best interests and not in the best interests of other stockholders.

Our officers and directors, together with their affiliates, collectively own an aggregate of approximately 24% of our outstanding common stock. As a result, if they act together, they may significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and this group may act in a manner that advances their best interests and not necessarily those of other stockholders.

Our stockholder rights plan, anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our stockholder rights plan and provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws include:

- dividing our board of directors into three classes serving staggered three-year terms;
- prohibiting our stockholders from calling a special meeting of stockholders;
- permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;
- prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66⅔% stockholder approval; and
- requiring advance notice for raising matters of business or making nominations at stockholders' meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors.

We may become involved in securities class action litigation that could divert management's attention and harm our business and our insurance coverage may not be sufficient to cover all costs and damages.

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect our business.

Risks Relating to Our Collaborations and Clinical Programs

We are dependent on collaborators for the development and commercialization of many of our product candidates. If we lose any of these collaborators, or if they fail or incur delays in the development or commercialization of our current and future product candidates, our operating results would suffer.

The success of our strategy for development and commercialization of our product candidates depends upon our ability to form and maintain productive strategic collaborations and license arrangements. We currently have strategic collaborations or license arrangements with Merck Serono, MedImmune, Nycomed and TRACON. In addition, we have an option, collaboration and license agreement with Bayer Schering Pharma, under which Bayer Schering may elect to commence a development collaboration for a BiTE antibody targeting a solid tumor until January 2010. We expect to enter into additional collaborations and license arrangements in the future. Our existing and any future collaborations and licensed programs may not be scientifically or commercially successful. The risks that we face in connection with these collaborations and licensed programs include the following:

- Each of our collaborators has significant discretion in determining the efforts and resources that it will apply to the collaboration. The timing and amount of any future royalty and milestone revenue that we may receive under collaborative and licensing arrangements will depend on, among other things, each collaborator's efforts and allocation of resources.
- All of our strategic collaboration and license agreements are for fixed terms and are subject to termination under various circumstances, including, in some cases, on short notice without cause. If any of our collaborative partners were to terminate its agreement with us, we may attempt to identify and enter into an agreement with a new collaborator with respect to the product candidate covered by the terminated agreement. If we are not able to do so, we may not have the funds or capability to undertake the development, manufacturing and commercialization of that product candidate, which could result in a discontinuation or delay of the development of that product candidate.
- Our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the product candidates and services that are the subject of their collaborations with us or programs licensed from us.
- Our collaborators may discontinue the development of our product candidates in specific indications, for example as a result of their assessment of the results obtained in clinical trials, or fail to initiate the development in indications that have a significant commercial potential.
- Pharmaceutical and biotechnology companies from time to time re-evaluate their research and development priorities, including in connection with mergers and consolidations, which have been common in recent years. The ability of our product candidates involved in strategic collaborations to reach their potential could be limited if, as a result of changes in priorities, our collaborators decrease or fail to increase spending related to our product candidates, or decide to discontinue the development of our product candidates and terminate their collaboration or license agreement with us. In the event of such a termination, we may not be able to identify and enter into a collaboration agreement for our product candidates with another pharmaceutical or biotechnology company on terms favorable to us or at all, and we may not have sufficient financial resources to continue the

development program for these product candidates on our own. As a result, we may incur delays in the development for these product candidates following any termination of the collaboration agreement, or we may need to reallocate financial resources that could cause delays in other development programs for our other product candidates.

As noted elsewhere in this report, pursuant to the terms of our collaboration and license agreement with MedImmune, MedImmune has notified us of its election to develop a new BiTE antibody and to discontinue the development of blinatumomab in North America. There can be no assurances that we will be able to successfully develop blinatumomab in North America, that such development will not be delayed as a result of contractual or financial constraints, that MedImmune will comply with its continuing obligations to develop the commercial scale manufacturing process for blinatumomab and to supply us with blinatumomab for clinical trials, that we would be successful in enforcing MedImmune's continuing obligations under the collaboration and license agreement, or that we will be able to enter into a new collaboration agreement with respect to blinatumomab with another industry partner if we desire to do so.

We may not be successful in establishing additional strategic collaborations, which could adversely affect our ability to develop and commercialize product candidates.

As an integral part of our ongoing research and development efforts, we periodically review opportunities to establish new collaborations for development and commercialization of new BiTE antibodies or existing product candidates in our development pipeline. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish additional collaborations or other alternative arrangements. Even if we are successful in our efforts to establish a collaboration, the terms of the agreement may not be favorable to us. Finally, such collaborations or other arrangements may not result in successful products and associated revenue from milestone payments, royalties or profit share payments.

If the combination of adecatumumab (MT201) with cytotoxics, such as docetaxel, is not tolerable or safe, if higher serum levels of adecatumumab cannot be administered safely, or if sufficient anti-tumor activity cannot be shown, we and our collaborator Merck Serono may decide to abandon all or part of the development program, and we could experience a material adverse impact on our business prospects.

We previously have reported that the phase 2 clinical trials of adecatumumab did not reach their respective primary endpoint in patients with metastatic breast cancer (clinical benefit rate at week 24) and in patients with prostate cancer (mean change in prostate specific antigen, compared to placebo control). We are continuing the development of adecatumumab in a phase 1b clinical trial in combination with docetaxel with escalating doses of adecatumumab to investigate the tolerability and the safety of this combination. If the combination of adecatumumab with docetaxel proves not to be tolerable or safe or if no higher serum levels of adecatumumab compared to previous clinical trials can be administered safely or if sufficient anti-tumor activity cannot be shown in this or future clinical trials, we and our collaborator Merck Serono may decide to abandon all or part of the development program of adecatumumab and as a result we may experience a material adverse impact on our business prospects.

There can be no assurance that our current continuous infusion phase 1 clinical trial of blinatumomab (MT103) will establish a dose that is safe and tolerable.

We are conducting a phase 1 dose finding clinical trial designed to evaluate the safety and tolerability of a continuous intravenous infusion of blinatumomab over four to eight weeks at different dose levels in patients with relapsed non-Hodgkin's lymphoma. The most frequent adverse side effects related to the administration of blinatumomab were lymphopenia, leukopenia, fever and elevation of liver enzymes; a complete list of the side effects is provided in a scientific article published in the August 2008 issue of *Science* magazine. In our clinical trials, most of these side effects were fully reversible and many resolved under treatment. Treatment with blinatumomab was discontinued permanently in some patients due to adverse events that included infections, central nervous system (CNS) events, and liver enzyme increases. Importantly, all of the CNS events resolved, either after cessation of treatment or with continued treatment with blinatumomab. We also have seen objective tumor responses at the 15 microgram per square meter and above daily dose level. While the preliminary data suggest that blinatumomab has anti-tumor activity, there can be no assurance that we will not encounter unacceptable adverse events during the continued dose escalation of our ongoing, continuous-infusion phase 1 clinical trial or that the preliminary suggestion of anti-tumor activity will be confirmed during the ongoing or any future study.

Risks Relating to Our Operations, Business Strategy, and the Life Sciences Industry

We face substantial competition, which may result in our competitors discovering, developing or commercializing products before or more successfully than we do.

Our product candidates face competition with existing and new products being developed by biotechnology and pharmaceutical companies, as well as universities and other research institutions. For example, research in the fields of antibody-based therapeutics for the treatment of cancer, and autoimmune and inflammatory diseases, is highly competitive. A number of entities are seeking to identify and patent antibodies, potentially active proteins and other potentially active compounds without specific knowledge of their therapeutic functions. Our competitors may discover, characterize and develop important inducing molecules or genes in advance of us.

Many of our competitors have substantially greater capital resources, research and development staffs and facilities than we have. Efforts by other biotechnology and pharmaceutical companies could render our programs or product candidates uneconomical or result in therapies that are superior to those that we are developing alone or with a collaborator. We and our collaborators face competition from companies that may be more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly that are safer, more effective, or have fewer side effects, or are less expensive, or they may discover, develop and commercialize products, which render our product candidates non-competitive or obsolete. We expect competition to intensify in antibody research as technical advances in the field are made and become more widely known.

We may not be successful in our efforts to expand our portfolio of product candidates.

A key element of our strategy is to discover, develop and commercialize a portfolio of new antibody therapeutics. We are seeking to do so through our internal research programs and in-licensing activities, which could place a strain on our human and capital resources. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources regardless of whether or not any suitable candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates suitable for clinical development. If we are unable to discover suitable potential product candidates, develop additional delivery technologies through internal research programs or in-license suitable product candidates or delivery technologies on acceptable business terms, our business prospects will suffer.

The product candidates in our pipeline are in early stages of development and our efforts to develop and commercialize these product candidates are subject to a high risk of delay and failure. If we fail to successfully develop our product candidates, our ability to generate revenues will be substantially impaired.

All of our product candidates are in early stages of clinical and preclinical development, so we will require substantial additional financial resources, as well as research, product development and clinical development capabilities, to pursue the development of these product candidates, and we may never develop an approvable or commercially viable product. The process of successfully developing product candidates for the treatment of human diseases is very time-consuming, expensive and unpredictable and there is a high rate of failure for product candidates in preclinical development and in clinical trials. The preclinical studies and clinical trials may produce negative, inconsistent or inconclusive results, and the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials. Further, we or our collaborators may decide, or the FDA, EMEA or other regulatory authorities may require us, to conduct preclinical studies or clinical trials or other development activities in addition to those performed or planned by us or our collaborators, which may be expensive or could delay the time to market for our product candidates. In addition, we do not know whether the clinical trials will result in marketable products.

We do not know whether our planned preclinical development or clinical trials for our product candidates will begin on time or be completed on schedule, if at all. The timing and completion of clinical trials of our product candidates depend on, among other factors, the number of patients that will be required to enroll in the clinical trials, the inclusion and exclusion criteria used for selecting patients for a particular clinical trial, and the rate at which those patients are enrolled. Any increase in the required number of patients, tightening of selection criteria, or decrease in recruitment rates or difficulties retaining study participants may result in increased costs, delays in the development of the product candidate, or both.

Our product candidates may not be effective in treating any of our targeted diseases or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use. Institutional review boards or regulators, including the FDA and EMEA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks, or if additional information may be required for the regulatory authority to assess the proposed development activities. Further, regulators may not approve study protocols at all or in a timeframe anticipated by us if they believe that the study design or the mechanism of action of our product candidates poses an unacceptable health risk to study participants.

We have limited financial and managerial resources. These limitations require us to focus on a select group of product candidates in specific therapeutic areas and to forego the exploration of other product opportunities. While our technologies may permit us to work in multiple areas, resource commitments may require trade-offs resulting in delays in the development of certain programs or research areas, which may place us at a competitive disadvantage. Our decisions as to resource allocation may not lead to the development of viable commercial products and may divert resources away from other market opportunities, which would otherwise have ultimately proved to be more profitable.

In addition, our product candidates may have different efficacy profiles in certain clinical indications, sub-indications or patient profiles, and an election by us or our collaborators to focus on a particular indication, sub-indication or patient profile may result in a failure to capitalize on other potentially profitable applications of our product candidates.

We rely heavily on third parties for the conduct of preclinical studies and clinical trials of our product candidates, and we may not be able to control the proper performance of the studies or trials.

In order to obtain regulatory approval for the commercial sale of our product candidates, we and our collaborators are required to complete extensive preclinical studies as well as clinical trials in humans to demonstrate to the FDA, EMEA and other regulatory authorities that our product candidates are safe and effective. We have limited experience and internal resources for conducting certain preclinical studies and clinical trials and rely primarily on collaborators and contract research organizations for the performance and management of preclinical studies and clinical trials of our product candidates.

We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Our reliance on third parties does not relieve us of responsibility for ensuring compliance with appropriate regulations and standards for conducting, monitoring, recording and reporting of preclinical and clinical trials. If our collaborators or contractors fail to properly perform their contractual or regulatory obligations with respect to conducting or overseeing the performance of our preclinical studies or clinical trials, do not meet expected deadlines, fail to comply with the good laboratory practice guidelines or good clinical practice regulations, do not adhere to our preclinical and clinical trial protocols, suffer an unforeseen business interruption unrelated to our agreement with them that delays the clinical trial, or otherwise fail to generate reliable clinical data, then the completion of these studies or trials may be delayed, the results may not be useable and the studies or trials may have to be repeated, and we may need to enter into new arrangements with alternative third parties. Any of these events could cause our clinical trials to be extended, delayed, or terminated or create the need for them to be repeated, or otherwise create additional costs in the development of our product candidates and could adversely affect our and our collaborators' ability to market a product after marketing approvals have been obtained.

Even if we complete the lengthy, complex and expensive development process, there is no assurance that we or our collaborators will obtain the regulatory approvals necessary for the launch and commercialization of our product candidates.

To the extent that we or our collaborators are able to successfully complete the clinical development of a product candidate, we or our collaborators will be required to obtain approval by the FDA, EMEA or other regulatory authorities prior to marketing and selling such product candidate in the United States, the European Union or other countries. The process of preparing and filing applications for regulatory approvals with the FDA, EMEA and other regulatory authorities, and of obtaining the required regulatory approvals from these regulatory authorities, is lengthy and expensive, and may require two years or more. This process is further complicated because some of our product candidates use non-traditional or novel materials in non-traditional or novel ways, and the regulatory officials have little precedent to follow.

Any marketing approval by the FDA, EMEA or other regulatory authorities may be subject to limitations on the indicated uses for which we or our collaborators may market the product candidate. These limitations could restrict the size of the market for the product and affect reimbursement levels by third-party payers.

As a result of these factors, we or our collaborators may not successfully begin or complete clinical trials and launch and commercialize any product candidates in the time periods estimated, if at all. Moreover, if we or our collaborators incur costs and delays in development programs or fail to successfully develop and commercialize products based upon our technologies, we may not become profitable and our stock price could decline.

We and our collaborators are subject to governmental regulations in addition to those imposed by the FDA and EMEA, and we or our collaborators may not be able to comply with these regulations. Any non-compliance could subject us or our collaborators to penalties and otherwise result in the limitation of our operations.

In addition to regulations imposed by the FDA, EMEA and other health regulatory authorities, we and our collaborators are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Research Conservation and Recovery Act, as well as regulations administered by the Nuclear Regulatory Commission, national restrictions on technology transfer, import, export and customs regulations and certain other local, state or federal regulations, or their counterparts in Europe and other countries. From time to time, other governmental agencies and legislative or international governmental bodies have indicated an interest in implementing further regulation of biotechnology applications. We are not able to predict whether any such regulations will be adopted or whether, if adopted, such regulations will apply to our or our collaborators' business, or whether we or our collaborators would be able to comply, without incurring unreasonable expense, or at all, with any applicable regulations.

Our growth could be limited if we are unable to attract and retain key personnel and consultants.

We have limited experience in filing and prosecuting regulatory applications to obtain marketing approval from the FDA, EMEA or other regulatory authorities. Our success depends on the ability to attract, train and retain qualified scientific and technical personnel, including consultants, to further our research and development efforts. The loss of services of one or more of our key employees or consultants could have a negative impact on our business and operating results. Competition for skilled personnel is intense and the turnover rate can be high. Competition for experienced management and clinical, scientific and engineering personnel from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms. As a result, locating candidates with the appropriate qualifications can be difficult, and we may not be able to attract and retain sufficient numbers of highly skilled employees.

Any growth and expansion into areas and activities that may require additional personnel or expertise, such as in regulatory affairs, quality assurance, and control and compliance, would require us to either hire new key personnel or obtain such services from a third party. The pool of personnel with the skills that we require is limited, and we may not be able to hire or contract such additional personnel. Failure to attract and retain personnel would prevent us from developing and commercializing our product candidates.

Even if regulatory authorities approve our product candidates, we may fail to comply with ongoing regulatory requirements or experience unanticipated problems with our product candidates, and these product candidates could be subject to restrictions or withdrawal from the market following approval.

Any product candidates for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical trials and promotional activities for such product candidates, will be subject to continual review and periodic inspections by the FDA, EMEA and other regulatory authorities. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Post-approval discovery of previously unknown problems with any approved products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, difficulties with a manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such approved products or manufacturing processes, limitations in the scope of our approved labeling, withdrawal of the approved products from the market, voluntary or mandatory recall and associated publicity requirements, fines, suspension or withdrawal of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

The procedures and requirements for granting marketing approvals vary among countries, which may cause us to incur additional costs or delays or may prevent us from obtaining marketing approvals in different countries and regulatory jurisdictions.

We intend to market our product candidates in many countries and regulatory jurisdictions. In order to market our product candidates in the United States, the European Union and many other jurisdictions, we must obtain separate regulatory approvals in each of these countries and territories. The procedures and requirements for obtaining marketing approval vary among countries and regulatory jurisdictions, and can involve additional clinical trials or other tests. Also, the time required to obtain approval may differ from that required to obtain FDA and EMEA approval. The various regulatory approval processes may include all of the risks associated with obtaining FDA and EMEA approval. We may not obtain all of the desirable or necessary regulatory approvals on a timely basis, if at all. Approval by a regulatory authority in a particular country or regulatory jurisdiction, such as the FDA in the United States and the EMEA in the European Union, generally does not ensure approval by a regulatory authority in another country. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our product candidates in any or all of the countries or regulatory jurisdictions in which we desire to market our product candidates.

If we fail to obtain an adequate level of reimbursement for any approved products by third-party payers, there may be no commercially viable markets for these products or the markets may be much smaller than expected. The continuing efforts of the government, insurance companies, managed care organizations and other payers of health care costs to contain or reduce costs of healthcare may adversely affect our ability to generate revenues and achieve profitability, the future revenues and profitability of our potential customers, suppliers and collaborators, and the availability of capital.

Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the price charged for our product candidates and related treatments. The efficacy, safety and cost-effectiveness of our product candidates as well as the efficacy, safety and cost-effectiveness of any competing products will determine in part the availability and level of reimbursement. These third-party payers continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. Given recent federal and state government initiatives directed at lowering the total cost of healthcare in the United States, the U.S. Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement for our product candidates were unavailable or limited in scope or amount or if reimbursement levels or prices are set at unsatisfactory levels, our projected and actual revenues and our prospects for profitability would be negatively affected.

Another development that may affect the pricing of drugs in the United States is regulatory action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act requires the Secretary of the U.S. Department of Health and Human Services to promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public's health and safety and result in significant cost savings to consumers. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary's certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we would receive for any product candidates that we may commercialize, or require us to lower the price of our product candidates then on the market that face competition from lower-priced supplies of that product from other countries. These factors would negatively affect our projected and actual revenues and our prospects for profitability.

We are unable to predict what additional legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Any cost containment measures or other healthcare system reforms that are adopted could have a material adverse effect on our ability to commercialize successfully any future products or could limit or eliminate our spending on development projects and affect our ultimate profitability.

If physicians and patients do not accept the product candidates that we may develop, our ability to generate product revenue in the future will be adversely affected.

Our product candidates, if successfully developed and approved by the regulatory authorities, may not gain market acceptance among physicians, healthcare payers, patients and the medical community. Market acceptance of and demand for any product candidate that we may develop will depend on many factors, including:

- our ability to provide acceptable evidence of safety and efficacy;
- convenience and ease of administration;
- prevalence and severity of adverse side effects;
- the timing of market entry relative to competitive treatments;
- cost effectiveness;
- effectiveness of our marketing and pricing strategy for any product candidates that we may develop;
- publicity concerning our product candidates or competitive products;
- the strength of marketing and sales support; and
- our ability to obtain third-party coverage or reimbursement.

If any product candidates for which we may receive marketing approval fail to gain market acceptance, our ability to generate product revenue in the future will be adversely affected.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. If any of our product candidates is approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect ourselves against potential product liability claims, we will be exposed to significant liabilities, which may cause a loss of revenue or otherwise harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, injury to our reputation, or reduced acceptance of our product candidates in the market. If we are sued for any injury caused by any future products, our liability could exceed our total assets.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.

Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject in the United States to a variety of federal, state and local regulations, and in Europe to European, national, state and local regulations, relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations which could impose greater compliance costs and increased risks and penalties associated with violations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines, substantial investigation and remediation costs, and costs associated with complying with environmental laws and regulations. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental and safety laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

Risks Relating to Our Intellectual Property and Litigation

We may not be able to obtain or maintain adequate patents and other intellectual property rights to protect our business and product candidates against competitors.

Our value will be significantly enhanced if we are able to obtain adequate patents and other intellectual property rights to protect our business and product candidates against competitors. For that reason, we allocate significant financial and personnel resources to the filing, prosecution, maintenance and defense of patent applications, patents and trademarks claiming or covering our product candidates and key technology relating to these product candidates.

To date, we have sought to protect our proprietary positions related to our important technology, inventions and improvements by filing patent applications in the U.S., Europe and other jurisdictions. Because the patent position of pharmaceutical and biopharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty, and we cannot be certain that patents will be issued on pending or future patent applications that cover our product candidates and technologies. Claims could be restricted in prosecution that might lead to a scope of protection which is of minor value for a particular product candidate. Patents, if issued, may be challenged and sought to be invalidated by third parties in litigation. In addition, U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office. European patents may be subject to opposition proceedings in the European Patent Office. Patents might be invalidated in national jurisdictions. Similar proceedings may be available in countries outside of Europe or the U.S. These proceedings could result in either a loss of the patent or a denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Thus, any patents that we own or license from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding could result in a third party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product or product candidate to which that patent filing was directed. Our pending patent applications, those that we may file in the future, or those that we may license from third parties may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed, which fall outside the scope of our patents. Products or technology could also be copied by competitors after expiration of the patent life. Furthermore, claims of employees or former employees of Micromet related to their inventorship or compensation pursuant to the German Act on Employees' Inventions may lead to legal disputes.

We rely on third-party payment services and external law firms for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business.

We may incur substantial costs enforcing our patents against third parties. If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our potential products.

We own or control a substantial portfolio of issued patents. From time to time, we may become aware of third parties that undertake activities that infringe on our patents. We may decide to grant those third parties a license under our patents, or to enforce the patents against those third parties by pursuing an infringement claim in litigation. If we initiate patent infringement litigation, it could consume significant financial and management resources, regardless of the merit of the claims or the outcome of the litigation. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology-related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace.

Our ability to enforce our patents may be restricted under applicable law. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. For example, compulsory licenses may be required in cases where the patent owner has failed to "work" the invention in that country, or the third-party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property rights, which makes it difficult to stop infringement. In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the compounds that are used in their products or the methods they use in the research and development of their products. If we are unable to enforce our patents against infringers, it could have a material adverse effect on our competitive position, results of operations and financial condition.

If we are not able to protect and control our unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

We rely on proprietary trade secrets and unpatented know-how to protect our research, development and manufacturing activities and maintain our competitive position, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We attempt to protect our trade secrets and unpatented know-how by requiring our employees, consultants and advisors to execute confidentiality and non-use agreements. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets or proprietary know-how will not otherwise become known or independently developed by a third party. Our trade secrets, and those of our present or future collaborators that we utilize by agreement, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates. If any trade secret, know-how or other technology not protected by a patent or intellectual property right were disclosed to, or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

If third parties claim that our product candidates or technologies infringe their intellectual property rights, we may become involved in expensive patent litigation, which could result in liability for damages or require us to stop our development and commercialization of our product candidates after they have been approved and launched in the market, or we could be forced to obtain a license and pay royalties under unfavorable terms.

Our commercial success will depend in part on not infringing the patents or violating the proprietary rights of third parties. Competitors or third parties may obtain patents that may claim the composition, manufacture or use of our product candidates, or the technology required to perform research and development activities relating to our product candidates.

From time to time we receive correspondence inviting us to license patents from third parties. While we believe that our pre-commercialization activities fall within the scope of an available exemption against patent infringement provided in the United States by 35 U.S.C. § 271(e) and by similar research exemptions in Europe, claims may be brought against us in the future based on patents held by others. Also, we are aware of patents and other intellectual property rights of third parties relating to our areas of practice, and we know that others have filed patent applications in various countries that relate to several areas in which we are developing product candidates. Some of these patent applications have already resulted in patents and some are still pending. The pending patent applications may also result in patents being issued. In addition, the publication of patent applications occurs with a certain delay after the date of filing, so we may not be aware of all relevant patent applications of third parties at a given point in time. Further, publication of discoveries in the scientific or patent literature often lags behind actual discoveries, so we may not be able to determine whether inventions claimed in patent applications of third parties have been made before or after the date on which inventions claimed in our patent applications and patents have been made. All issued patents are entitled to a presumption of validity in many countries, including the United States and many European countries. Issued patents held by others may therefore limit our freedom to operate unless and until these patents expire or are declared invalid or unenforceable in a court of applicable jurisdiction. For example, we are aware that GlaxoSmithKline holds a European patent covering the administration of adecatumumab in combination with docetaxel, which is the combination that we are currently testing in a phase 1b clinical trial. We have filed an opposition proceeding against this patent with the European Patent Office seeking to have the patent invalidated. We may not be successful in this proceeding, and if it is not resolved in our favor, we could be required to obtain a license under this patent from GlaxoSmithKline, which we may not be able to obtain on commercially reasonable terms, if at all.

We and our collaborators may not have rights under some patents that may cover the composition of matter, manufacture or use of product candidates that we seek to develop and commercialize, drug targets to which our product candidates bind, or technologies that we use in our research and development activities. As a result, our ability to develop and commercialize our product candidates may depend on our ability to obtain licenses or other rights under these patents. The third parties who own or control such patents may be unwilling to grant those licenses or other rights to us or our collaborators under terms that are commercially viable or at all. Third parties who own or control these patents could bring claims based on patent infringement against us or our collaborators and seek monetary damages and to enjoin further clinical testing, manufacturing and marketing of the affected product candidates or products. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. If a third party sues us for patent infringement, it could consume significant financial and management resources, regardless of the merit of the claims or the outcome of the litigation.

If a third party brings a patent infringement suit against us and we do not settle the patent infringement suit and are not successful in defending against the patent infringement claims, we could be required to pay substantial damages or we or our collaborators could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is claimed by the third party's patent. We or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. However, there can be no assurance that any such license would be available on acceptable terms or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property.

Ultimately, we could be prevented from commercializing a product candidate, or forced to cease some aspect of our business operations as a result of patent infringement claims, which could harm our business.

Our success depends on our ability to maintain and enforce our licensing arrangements with various third party licensors.

We are party to intellectual property licenses and agreements that are important to our business, and we expect to enter into similar licenses and agreements in the future. These licenses and agreements impose various research, development, commercialization, sublicensing, milestone payments, indemnification, insurance and other obligations on us. Moreover, certain of our license agreements contain an obligation for us to make payments to our licensors based upon revenues received in connection with such licenses. If we or our collaborators fail to perform under these agreements or otherwise breach obligations thereunder, our licensors may terminate these agreements, we could lose licenses to intellectual property rights that are important to our business and we could be required to pay damages to our licensors. Any such termination could materially harm our ability to develop and commercialize the product candidate that is the subject of the agreement, which could have a material adverse impact on our results of operations.

If licensees or assignees of our intellectual property rights breach any of the agreements under which we have licensed or assigned our intellectual property to them, we could be deprived of important intellectual property rights and future revenue.

We are a party to intellectual property out-licenses, collaborations and agreements that are important to our business, and we expect to enter into similar agreements with third parties in the future. Under these agreements, we license or transfer intellectual property to third parties and impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance, and other obligations on them. If a third party fails to comply with these requirements, we generally retain the right to terminate the agreement and to bring a legal action in court or in arbitration. In the event of breach, we may need to enforce our rights under these agreements by resorting to arbitration or litigation. During the period of arbitration or litigation, we may be unable to effectively use, assign or license the relevant intellectual property rights and may be deprived of current or future revenues that are associated with such intellectual property, which could have a material adverse effect on our results of operations and financial condition.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize certain product candidates.

Risks Relating to Manufacturing and Sales of Products

We depend on our collaborators and third-party manufacturers to produce most, if not all, of our product candidates and if these third parties do not successfully manufacture these product candidates, or do not follow current good manufacturing practices or do not maintain their facilities in accordance with these practices, our product development and commercialization efforts may be harmed.

We have no manufacturing experience or manufacturing capabilities for the production of our product candidates for clinical trials or commercial sale. In order to continue to develop product candidates, apply for regulatory approvals, and commercialize our product candidates following approval, we or our collaborators must be able to manufacture or contract with third parties to manufacture our product candidates in clinical and commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. The manufacture of our product candidates may be complex, difficult to accomplish and difficult to scale-up when large-scale production is required. Manufacture may be subject to delays, inefficiencies and poor or low yields of quality products. The cost of manufacturing our product candidates may make them prohibitively expensive. If supplies of any of our product candidates or related materials become unavailable on a timely basis or at all or are contaminated or otherwise lost, clinical trials by us and our collaborators could be seriously delayed. This is due to the fact that such materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.

Product candidates used in clinical trials or sold after marketing approval has been obtained must be manufactured in accordance with current good manufacturing practices regulations. There are a limited number of manufacturers that operate under these regulations, including the FDA's and EMEA's good manufacturing practices regulations, and that are capable of manufacturing our product candidates. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. Also, manufacturing facilities are subject to ongoing periodic, unannounced inspection by the FDA, the EMEA, and other regulatory agencies or authorities, to ensure strict compliance with current good manufacturing practices and other governmental regulations and standards. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of product candidates for use in a clinical trial or for commercial sale, the termination of, or hold on, a clinical trial, or may delay or prevent filing or approval of marketing applications for our product candidates. In addition, as a result of such a failure, we could be subject to sanctions, including fines, injunctions and civil penalties, refusal or delays by regulatory authorities to grant marketing approval of our product candidates, suspension or withdrawal of marketing approvals, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

To the extent that we or our collaborators seek to enter into manufacturing arrangements with third parties, we and such collaborators will depend upon these third parties to perform their obligations in a timely and effective manner and in accordance with government regulations. Contract manufacturers may breach their manufacturing agreements because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us. If third-party manufacturers fail to perform their obligations, our competitive position and ability to generate revenue may be adversely affected in a number of ways, including:

- we and our collaborators may not be able to initiate or continue clinical trials of product candidates that are under development;
- we and our collaborators may be delayed in submitting applications for regulatory approvals for our product candidates; and
- we and our collaborators may not be able to meet commercial demands for any approved products.

If we were required to change manufacturers, it may require additional clinical trials and the revalidation of the manufacturing process and procedures in accordance with applicable current good manufacturing practices and may require FDA or EMEA approval. This revalidation may be costly and time-consuming. If we are unable to arrange for third-party manufacturing of our product candidates, or to do so on commercially reasonable terms, we may not be able to complete development or marketing of our product candidates.

We have no sales, marketing or distribution experience and will depend significantly on third parties who may not successfully sell our product candidates following approval.

We have no sales, marketing or product distribution experience. If we receive required regulatory approvals to market any of our product candidates, we plan to rely primarily on sales, marketing and distribution arrangements with third parties, including our collaborators. For example, as part of our agreements with Merck Serono, MedImmune, Nycomed and TRACON, we have granted these companies the right to market and distribute products resulting from such collaborations, if any are ever successfully developed. We may have to enter into additional marketing arrangements in the future and we may not be able to enter into these additional arrangements on terms that are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties, and sales through these third parties could be less profitable to us than direct sales. These third parties could sell competing products and may devote insufficient sales efforts to our product candidates following approval. As a result, our future revenues from sales of our product candidates, if any, will be materially dependent upon the success of the efforts of these third parties.

We may seek to co-promote products with our collaborators, or to independently market products that are not already subject to marketing agreements with other parties. If we determine to perform sales, marketing and distribution functions ourselves, then we could face a number of additional risks, including:

- we may not be able to attract and build an experienced marketing staff or sales force;
- the cost of establishing a marketing staff or sales force may not be justifiable in light of the revenues generated by any particular product;
- our direct sales and marketing efforts may not be successful; and
- we may face competition from other products or sales forces with greater resources than our own sales force.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our current corporate headquarters are located in Bethesda, Maryland, and consist of approximately 4,000 square feet of office space leased under a 5-year operating lease that commenced in 2007. Our former headquarters are located in Carlsbad, California, and consist of 61,618 square feet leased under an operating lease running through 2012. We sublet the entire Carlsbad facility pursuant to a sublease agreement and a subsequent amendment executed in 2006 and 2007, respectively. These agreements expire in 2012.

We also maintain a research and development facility of approximately 81,200 square feet located in Munich, Germany, which is leased under a 10-year operating lease that commenced in July 2002. We have options to renew this lease for additional periods of five years. We entered into a sublease agreement during 2007 to sublease a portion of this facility for a period of three years. We also entered into an agreement with the lessor to receive a subsidy in the aggregate amount of approximately €365,000, or $515,000 at the exchange rate in effect on December 31, 2008, a decreasing portion of which we would be required to repay in the event that we terminate the lease for our Munich facility prior to December 2010.

We believe that our facilities are generally suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to support our growth in personnel.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is quoted on the NASDAQ Global Market under the symbol "MITI". The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Market.

	High	Low
Year Ended December 31, 2007		
First Quarter	$4.75	$2.31
Second Quarter	$3.74	$2.26
Third Quarter	$2.95	$1.80
Fourth Quarter	$2.21	$1.22
Year Ended December 31, 2008		
First Quarter	$2.42	$1.30
Second Quarter	$2.90	$1.80
Third Quarter	$7.74	$2.57
Fourth Quarter	$5.50	$3.29

As of March 5, 2009, there were approximately 218 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Item 6. Selected Consolidated Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion contains forward-looking statements, which involve risks, uncertainties, and assumptions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Part I — Item 1A above under the caption "Risk Factors." See "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Ongoing Business Activities

We are a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Our product development pipeline includes novel antibodies generated with our proprietary BiTE® antibody platform, as well as conventional monoclonal antibodies. BiTE antibodies represent a new class of antibodies that activate the T cells of a patient's immune system to eliminate cancer cells. T cells are considered the most powerful "killer cells" of the human immune system. Four of our antibodies are currently in clinical trials, while the remainder of our product pipeline is in preclinical development. Our BiTE antibody blinatumomab, also known as MT103, is being evaluated in a phase 2 clinical trial for the treatment of patients with ALL and in a phase 1 clinical trial for the treatment of patients with NHL. We were previously developing blinatumomab in collaboration with MedImmune LLC, a wholly owned subsidiary of AstraZeneca plc. As described in further detail under "Research and Development" below, in March 2009, MedImmune elected to commence the development of a new BiTE antibody for the treatment of hematological cancers as a substitute for blinatumomab. We will continue the development of blinatumomab in Europe as planned, and are evaluating our strategy for the development of blinatumomab in the United States. A second BiTE antibody, MT110, is being tested in a phase 1 clinical trial for the treatment of patients with solid tumors. MT110 binds to EpCAM, which is overexpressed in many solid tumors. Our human monoclonal antibody adecatumumab, also known as MT201, also binds to EpCAM and is being developed under a collaboration with Merck Serono. Current clinical development of this antibody includes an ongoing phase 1b clinical trial evaluating adecatumumab in combination with docetaxel for the treatment of patients with metastatic breast cancer. In the first half of 2009, we expect to initiate a multi-center, randomized, controlled phase 2 trial with adecatumumab in CRC patients after complete resection of liver metastases. Our monoclonal antibody MT293, also known as TRC093, is licensed to TRACON Pharmaceuticals, Inc. and is being developed in a phase 1 clinical trial for the treatment of patients with cancer.

In addition to the four antibodies described above, we have established a collaboration with Nycomed for the development and commercialization of MT203, our human antibody neutralizing the activity of GM-CSF, which has potential applications in the treatment of various inflammatory and autoimmune diseases, such as rheumatoid arthritis, psoriasis, or multiple sclerosis. We expect our partner Nycomed to commence a phase 1 clinical trial of MT203 in 2009. We also expect our licensee Morphotek, a wholly-owned subsidiary of Eisai, to initiate a first phase 1 clinical trial in 2009 with MT228, a glycolipid-binding human antibody developed under a license from us, for the treatment of melanoma. In January 2009, we entered into an agreement with Bayer Schering Pharma AG under which we have granted Bayer Schering Pharma an exclusive option to license a specified BiTE antibody against an undisclosed solid tumor target. In addition, we have generated and will continue to generate novel BiTE antibodies with our BiTE antibody platform technology. BiTE antibodies targeting CEA, MSCP, CD33, HER2, EGFR and other target antigens are in various stages of early development.

To date, we have incurred significant research and development expenses and have not achieved any revenues from sales of our product candidates. Each of our programs will require many years and significant costs to advance through development. Typically, it takes many years from the initial identification of a lead compound to the completion of preclinical and clinical trials, before applying for marketing approval from the FDA or EMEA, or equivalent regulatory agencies in other countries and regions. The risk that a program has to be terminated, in part or in full, for safety reasons or lack of adequate efficacy is very high. In particular, we cannot predict which, if any, product candidates can be successfully developed and for which marketing approval may be obtained, or the time and cost to complete development.

As we obtain results from preclinical studies or clinical trials, we may elect to discontinue the development of one or more product candidates for safety, efficacy or commercial reasons. We may also elect to discontinue development of one or more product candidates in order to focus our resources on more promising product candidates. Our business strategy includes entering into collaborative agreements with third parties for the development and commercialization of our product candidates. Depending on the structure of such collaborative agreements, a third party may be granted control over the clinical trial process for one of our product candidates. In such a situation, the third party, rather than us, may in fact control development and commercialization decisions for the respective product candidate. Consistent with our business model, we may enter into additional collaboration agreements in the future. We cannot predict the terms of such agreements or their potential impact on our capital requirements. Our inability to complete our research and development projects in a timely manner, or our failure to enter into new collaborative agreements, when appropriate, could significantly increase our capital requirements and affect our liquidity.

Since our inception, we have financed our operations through private placements of preferred stock, government grants for research, research-contribution revenues from our collaborations with pharmaceutical companies, debt financing, licensing revenues and milestone achievements and, more recently, private placements of common stock and associated warrants. We intend to continue to seek funding through public or private financings in the future. If we are successful in raising additional funds through the issuance of equity securities, stockholders may experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to existing stockholders. If we are successful in raising additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business. There can be no assurance that we will be successful in raising additional capital on acceptable terms, or at all.

Research and Development

Through December 31, 2008, our research and development expenses consisted of costs associated with the clinical development of adecatumumab and blinatumomab, as well as development costs incurred for MT110 and MT203, research activities under our collaborations with MedImmune and Nycomed, and research conducted with respect to the BiTE antibody platform. The costs incurred include costs associated with clinical trials and manufacturing processes, quality systems and analytical development, including compensation and other personnel expenses, supplies and materials, costs for consultants and related contract research, facility costs, license fees and depreciation. Except for payments made for services rendered, we charge all research and development expenses to operations as incurred.

We expect to incur substantial additional research and development expenses that may increase from historical levels as we further develop our compounds into more advanced stages of clinical development and increase our preclinical efforts for our human antibodies and BiTE antibodies in cancer, anti-inflammatory and autoimmune diseases.

Our strategic collaborations and license agreements generally provide for our research, development and commercialization programs to be partly or wholly funded by our collaborators and provide us with the opportunity to receive additional payments if specified development or commercialization milestones are achieved, as well as royalty payments upon the successful commercialization of any products based upon our collaborations.

Under our collaboration agreement with Merck Serono, we have received $22.0 million in up-front and milestone payments from Merck Serono to date, not including reimbursements for costs and expenses incurred in connection with the development of adecatumumab. The agreement provides for potential future clinical development milestone payments of up to an additional $126.0 million. In a November 2006 amendment to the original agreement, we and Merck Serono agreed that Micromet would continue to conduct an ongoing phase 1 clinical trial testing the safety of adecatumumab in combination with docetaxel in patients with metastatic breast cancer. In October 2007, we and Merck Serono further amended the agreement and reallocated certain of our respective development responsibilities with respect to adecatumumab. As part of the revised responsibilities, Micromet now has all decisionmaking authority and operational responsibility for the ongoing phase 1 clinical trial, as well as an additional phase 2 clinical trial to be conducted by us and which we expect to commence in 2009. Merck Serono will continue to bear the development expenses associated with the collaboration in accordance with the agreed-upon budget.

During 2007 and 2008, we developed blinatumomab under a collaboration and license agreement entered into with MedImmune in 2003. Under this agreement, MedImmune reimbursed a portion of the clinical development costs incurred by us in our clinical trials in Europe. Under the terms of the agreement, MedImmune had the rights and the obligation to develop and commercialize blinatumomab in North America, while we retained all rights to blinatumomab outside of North America. MedImmune was also granted the right to develop other BiTE antibodies binding to specific antigens relevant for hematological cancers in addition to or instead of blinatumomab. In March 2009, MedImmune elected to commence the development of a new BiTE antibody for the treatment of hematological cancers as a substitute for blinatumomab. Under the terms of the 2003 collaboration and license agreement, we will be responsible for generating the new BiTE antibody and for certain early preclinical development activities pursuant to a research plan to be agreed upon by the parties. MedImmune will bear all of the costs incurred by us in conducting the research plan for this BiTE antibody, and will be responsible for all of the development costs of this BiTE antibody in North America. In addition, MedImmune will be required to make milestone payments upon the achievement of certain development milestone events related to the new antibody, and, if it receives marketing approval, to pay a royalty on net sales of this BiTE antibody in North America. We have retained all rights to this new BiTE antibody outside of North America, and have the right, at no cost to us, to use the data generated by MedImmune in the course of the development in North America for obtaining marketing approvals outside of North America.

MedImmune will be developing the new BiTE antibody in North America and we will be assuming responsibility for the worldwide development and commercialization of blinatumomab. However, under the terms of the 2003 collaboration and license agreement, MedImmune will remain obligated to develop the commercial scale manufacturing process for blinatumomab at its cost. Also, MedImmune will remain obligated to supply our requirements of blinatumomab for the clinical trials inside and outside of North America. Further, upon the first marketing approval of blinatumomab in the United States, MedImmune will have a one-time option to reacquire the commercialization rights to blinatumomab in North America. If MedImmune were to exercise this option, it would be required to pay us all of the milestone payments that would have become due if MedImmune had developed blinatumomab in the United States, the global development costs incurred by us after the return of the rights to blinatumomab to us, and an additional payment calculated as a percentage of these development costs. In addition, MedImmune would then pay a royalty on net sales of blinatumomab in North America.

A second agreement with MedImmune under which MedImmune is developing MT111 provides for potential future milestone payments and royalty payments based on future sales of MT111. The potential milestone payments are subject to the successful completion of development and obtaining marketing approval in one or more national markets.

We intend to pursue additional collaborations to provide resources for further development of our product candidates and expect to continue to grant technology access licenses. However, we cannot forecast with any degree of certainty whether we will be able to enter into collaborative agreements, and if we do, on what terms we might do so.

We are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates. However, we expect our research and development costs associated with these product candidates to increase as we continue to develop new indications and advance these product candidates through preclinical and clinical trials.

Clinical development timelines, the likelihood of success and total costs vary widely. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an ongoing basis in response to the scientific and clinical success of each product candidate as well as relevant commercial factors.

The costs and timing for developing and obtaining regulatory approvals of our product candidates vary significantly for each product candidate and are difficult to estimate. The expenditure of substantial resources will be required for the lengthy process of clinical development and obtaining regulatory approvals as well as to comply with applicable regulations. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, could have a material adverse effect on our results of operations.

Critical Accounting Policies and the Use of Estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States. Such statements require management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. While our significant accounting policies are more fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe the critical accounting policies used in the preparation of our financial statements which require significant estimates and judgments are as follows:

Revenue Recognition

Our revenues generally consist of licensing fees, milestone payments, royalties and fees for research services earned from license agreements or from research and development collaboration agreements. We recognize revenue in accordance with the SEC's Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition,* upon the satisfaction of the following four criteria: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

We recognize revenue on up-front payments over the expected life of the development period and collaboration agreement on a straight-line basis. Milestone payments are derived from the achievement of predetermined goals under the collaboration agreements. For milestones that are subject to contingencies, the related contingent revenue is not recognized until the milestone has been reached and customer acceptance has been obtained as necessary. Fees for research and development services performed under the agreements are generally stated at a yearly fixed fee per research scientist. We recognize revenue as the services are performed. Amounts received in advance of services performed are recorded as deferred revenue until earned.

We have received initial license fees and annual renewal fees upfront each year under license agreements. Revenue is recognized when the above noted criteria are satisfied unless we have further obligations associated with the license granted.

We are entitled to receive royalty payments on the sale of products under license and collaboration agreements. Royalties are based upon the volume of products sold and are recognized as revenue upon notification of sales from the customer. Through December 31, 2008, we have not received or recognized any royalty payments.

For arrangements that include multiple deliverables, we identify separate units of accounting based on the consensus reached on Emerging Issues Task Force, or EITF, Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* EITF No. 00-21 provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separated units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. We recognize revenue on development and collaboration agreements, including upfront payments, where they are considered combined units of accounting, over the expected life of the development period and collaboration agreement on a straight-line basis.

Goodwill

We review goodwill for impairment at least annually and whenever events or changes in circumstances indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. A reporting unit is an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. We have determined that we have only one reporting unit, the development of biopharmaceutical products. Conditions that would necessitate a goodwill impairment assessment include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or the presence of other indicators that would indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. Statement of Financial Accounting Standards, or SFAS, No. 142, *Goodwill and Other Intangible Assets*, prescribes a two-step process for impairment testing of goodwill. The first step of the impairment test is used to identify potential impairment by comparing the fair value of the reporting unit to which the goodwill has been assigned to its carrying amount, including the goodwill. Such a valuation requires significant estimates and assumptions including but not limited to: determining the timing and expected costs to complete in-process projects, projecting regulatory approvals, estimating future cash inflows from product sales and other sources, and developing appropriate discount rates and success probability rates by project. If the carrying value of the reporting unit exceeds the fair value, the second step of the impairment test is performed in order to measure the impairment loss. As a result of the merger between Micromet AG and CancerVax in 2006, we recorded $6.5 million of goodwill on our consolidated balance sheet. In the fourth quarter of 2008, we performed our annual goodwill impairment assessment in accordance with SFAS No. 142 and determined that the carrying amount of this goodwill was recoverable. We cannot assure you that our future reviews of goodwill impairment will not result in a material charge.

Impairment of Long-Lived and Identifiable Intangible Assets

The evaluation for impairment of long-lived and intangible assets requires significant estimates and judgment by management. Subsequent to the initial recording of long-lived and intangible assets, we must test such assets for impairment when indicators of impairment are present. When we conduct our impairment tests, factors that are important in determining whether impairment might exist include assumptions regarding our underlying business and product candidates and other factors specific to each asset being evaluated. Any changes in key assumptions about our business and our prospects, or changes in market conditions or other external factors, could result in impairment. Such impairment charge, if any, could have a material adverse effect on our results of operations.

Stock-Based Compensation

We estimate the fair value of share-based compensation awards on the grant date in accordance with SFAS No. 123(R), *Share-Based Payment*, using the Black-Scholes option-pricing model. We apply the provisions of SAB Nos. 107 and 110 in developing our methodologies to estimate our Black-Scholes model inputs. Option valuation models require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the award. Expected dividend yield is projected at 0%, as we have not paid any dividends on our common stock since our inception and we do not anticipate paying dividends on our common stock in the foreseeable future. Expected volatility is based on our historical volatility and the historical volatilities of the common stock of comparable publicly traded companies. The expected term of at-the-money options granted is derived from the average midpoint between vesting and the contractual term, as described in SAB Nos. 107 and 110. SFAS No. 123(R) also requires that forfeitures be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The pre-vesting forfeiture rate for the year ended December 31, 2008 was based on historical forfeiture experience for similar levels of employees to whom the options were granted.

Common Stock Warrants Liability

In accordance with EITF Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Stock*, we classify warrants as liabilities when the potential for a net cash settlement to the holders of the warrants exists, even if remote. EITF 00-19 also requires that the warrants be revalued at the end of each reporting period until the warrants are exercised or expire. We adjust the instruments to their current fair value using the Black-Scholes option pricing model formula at each reporting period end, with any resulting change in value recorded in the statement of operations.

Recent Accounting Standards and Pronouncements

In June 2008, the Financial Accounting Standards Board, or FASB, issued EITF Issue No. 07-5, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock.* EITF 07-5 supersedes EITF Issue No. 01-6, *The Meaning of "Indexed to a Company's Own Stock"*, and provides guidance in evaluating whether certain financial instruments or embedded features can be excluded from the scope of SFAS No. 133, *Accounting for Derivatives and Hedging Activities.* EITF 07-5 sets forth a two-step approach that evaluates an instrument's contingent exercise and settlement provisions for the purpose of determining whether such instruments are indexed to an issuer's own stock, which is a requirement necessary to comply with the scope exception under SFAS No. 133. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We are currently assessing the impact related to the adoption of EITF 07-5 on our financial instruments.

In December 2007, the EITF reached a consensus on Issue No. 07-1, *Accounting for Collaborative Arrangements.* The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF Issue No. 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and the terms, the nature of the entity's business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF 07-1 applies to the entire collaborative agreement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. We are currently evaluating the requirements of EITF 07-1; however, we do not believe that its adoption will have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which replaces SFAS No. 141, *Business Combinations*, and requires an acquirer to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquired company at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS No. 141(R) also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquired company, at the full amounts of their fair values. SFAS No. 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The potential impact of adopting SFAS No. 141(R) on our future consolidated financial statements will depend on the magnitude and frequency of our future acquisitions.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, which amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. SFAS No. 160 also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of operations. Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. SFAS No. 160 also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The retrospective presentation and disclosure requirements of SFAS No. 160 will be applied to any prior periods presented in financial statements for the fiscal year ending December 31, 2009 and later periods during which we have a consolidated subsidiary with a noncontrolling interest. As of December 31, 2008, we do not have any consolidated subsidiaries in which there is a noncontrolling interest. We do not believe that its adoption will have a significant impact on our consolidated financial statements.

Results of Operations

Comparison of the Years Ended December 31, 2008 and December 31, 2007

Revenues. The following table summarizes our primary sources of revenue for the periods presented (in millions):

	Year Ended December 31,	
	2008	**2007**
Collaborative R&D revenue:		
Nycomed	$15.5	$ 4.8
MedImmune	6.9	6.0
Merck Serono	3.0	4.1
TRACON	0.3	2.2
Other	0.2	0.3
Total collaborative R&D revenue	25.9	17.4
License and other revenue	1.4	1.0
Total revenues	$27.3	$18.4

Collaborative R&D Revenue. Collaborative R&D revenue consists of reimbursements for full-time equivalents and pass-through expenses we incur under each collaborative agreement.

Nycomed. Collaborative research and development revenues from Nycomed reflect Nycomed's full cost responsibility for the MT203 program. The Nycomed revenue represents the reimbursement of our preclinical development activities, including reimbursement for full-time equivalents as well as the portion of the up-front payment from Nycomed that is being recognized over a 20-year period. The Nycomed collaboration commenced during the middle of 2007, and full clinical activities did not commence until the fourth quarter of 2007, which accounts for the increase in 2008 over 2007. As this program progresses from the pre-clinical stage to clinical trials, the responsibility for the development work will shift to Nycomed. Therefore we expect 2009 revenues and costs under this collaboration to be significantly lower than in 2008.

MedImmune. Collaborative research and development revenues from MedImmune represent MedImmune's share of the costs of clinical development of blinatumomab and its full cost responsibility for the development of MT111. The increase in MedImmune revenue was due to increases in the work performed under our blinatumomab program in 2008 of $0.9 million, while revenues under the MT111 program of $2.8 million in 2008 were consistent with those of the prior year. As described elsewhere in this report, in March 2009, MedImmune elected to commence the development of a new BiTE antibody for the treatment of hematological cancers as a substitute for blinatumomab. Under the terms of the collaboration and license agreement with MedImmune, we will be responsible for generating the new BiTE antibody and for certain early preclinical development activities pursuant to a research plan to be agreed upon by the parties. MedImmune will reimburse us for all of the costs incurred by us in conducting the research plan for the new BiTE antibody. We expect a decrease in revenue from MedImmune as the activities expected to be conducted in 2009 and 2010 with respect to the new BiTE antibody will be less costly in the initial stages than the clinical development of blinatumomab.

Merck Serono. Collaborative research and development revenues from Merck Serono reflect Merck Serono's full cost responsibility for the adecatumumab program. The decrease in revenue for 2008 results from amendments to our collaboration agreement with Merck Serono that had the effect of lengthening the time over which revenue is recognized for the phase 1 study of MT201 in combination with docetaxel for the treatment of metastatic breast cancer. The period was extended from June 2007 to June 2011. We expect 2009 revenues to be consistent with those of 2008.

TRACON. Collaborative research and development revenues from TRACON reflect TRACON's full cost responsibility for the MT293 program. The TRACON revenue during 2007 represents the sale of clinical material, cell banks, and toxicology materials transferred under the terms of our agreement with TRACON, miscellaneous pass-through expenses and the portion of the up-front payment received from TRACON that is being recognized over a 15-year period. We expect 2009 revenues to be consistent with those of 2008.

License and Other Revenue. License and other revenue consists primarily of revenues under licenses of patents relating to single-chain antibody technology, for which we serve as the exclusive marketing partner under a marketing agreement with Enzon Pharmaceuticals, Inc. We recognized $1.3 million and $0.9 million in revenues related to these license agreements for the years ended December 31, 2008 and 2007, respectively.

Research and Development Expenses. Research and development expense consists of costs incurred to discover and develop product candidates. These expenses consist primarily of salaries and related expenses for personnel, outside service costs including production of clinical material, fees for services in the context of clinical trials, medicinal chemistry, consulting and sponsored research collaborations, and occupancy and depreciation charges. Process development expenses were mainly incurred for production of GMP-grade clinical trial material, as well as fermentation, purification and formulation development. Preclinical development expenses cover pharmacological *in vitro* and *in vivo* experiments as well as development of analytical testing procedures. Except for payments made in advance of services rendered, we expense research and development costs as incurred. Payments made in advance of services are recognized as research and development expense as the related services are incurred.

Research and development expenses were $39.2 million and $29.2 million for the years ended December 31, 2008 and 2007, respectively. Increases in manufacturing expenses of $5.5 million and preclinical services of $1.8 million primarily related to our MT203 program, while increases in clinical expenses of $0.6 million for our blinatumomab program and $0.5 million for our MT110 program and an overall increase in personnel expenses of $1.3 million, primarily due to headcount, account for the remainder of the increase.

Spending on direct external expenses by major program, including those described above, for the years ended December 31, 2008 and 2007 were as follows (in thousands):

Major Program:	2008	2007
Blinatumomab	$ 2,308	$1,699
MT110	1,438	1,342
Adecatumumab	1,314	1,361
MT203	8,503	1,707
Total	$13,563	$6,109

General and Administrative Expenses. General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, legal, information technology, corporate communications and human resource functions. Other costs include facility costs not otherwise included in research and development expense, insurance, and professional fees for legal and audit services. General and administrative expenses were $14.2 million and $14.4 million for the years ended December 31, 2008 and 2007, respectively. Facility charges decreased by $1.0 million primarily due to an adjustment to our lease exit liability recorded in 2007 related to our former corporate headquarters. This decrease was offset by an increase of $0.7 million in audit and tax services and an increase of $0.5 million in depreciation charges related to leasehold improvements made for the Roche sublease of our Munich facility.

Interest Expense. Interest expense for the years ended December 31, 2008 and 2007 was $0.2 million and $0.5 million, respectively. The decrease was due to our repayment of our silent partnership debt in July 2008.

Change in Fair Value of Common Stock Warrants Liability. Under the terms of the warrants issued in connection with a private placement that closed in June 2007, if, at any time while any of the warrants is outstanding, we are merged or consolidated with or into another company, we sell all or substantially all of our assets in one or a series of related transactions, any tender offer or exchange offer is completed pursuant to which holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of our common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property, then we (or any successor entity) are obligated to purchase any unexercised warrants from the holder for cash in an amount equal to its value computed using the Black-Scholes option-pricing model with prescribed guidelines. As a consequence of these provisions, the warrants are classified as a liability on our balance sheet, and changes in our stock price cause the fair value of the warrants to change each reporting period, with these changes being reflected in the statement of operations. Increases in our stock price cause the warrant liability to increase, and this increase is recorded as a component of other (expense), while decreases in our stock price cause the liability to decrease, which is recorded as a component of other income. The expense of $8.1 million recorded during 2008 represents an increase in the fair value of the warrants as of December 31, 2008 as compared to their value on December 31, 2007. The income of $1.8 million recorded during 2007 represents a decrease in the fair value of the warrants as of December 31, 2007 as compared to their value on June 22, 2007, the date of issuance.

Other Income (Expense). Other income (expense) includes foreign currency transaction gains (losses) and miscellaneous other items. Other income (expense) for the year ended December 31, 2008 was $0.4 million, compared to $2.9 million for the year ended December 31, 2007. The decrease results from two items recorded during 2007: a release of $1.5 million of recorded obligations to an unrelated party in exchange for the return of ex-U.S. rights to technology which we no longer intended to pursue, and a refund of withholding taxes of $1.1 million that we received from the German tax authorities.

Liquidity and Capital Resources

We had cash and cash equivalents of $46.2 million and $27.1 million as of December 31, 2008 and 2007, respectively. The increase in 2008 is primarily due to a private placement financing that we closed in October 2008, which yielded net proceeds to us of $37.2 million.

Net cash used in operating activities was $15.7 million for the year ended December 31, 2008, compared to $14.3 million used in operating activities for the year ended December 31, 2007. The majority of the cash used was to fund our ongoing research and development efforts that resulted in a net loss of $33.2 million. Net cash flow from operations was adjusted by $15.5 million for non-cash expenses, including $8.1 million related to the change in the fair value of warrants, $3.4 million for stock-based compensation and $3.7 million for depreciation and amortization. For 2007, the non-cash items included a gain related to the change in the fair value of warrants of $1.8 million, $3.7 million for stock-based compensation expenses and $3.2 million for depreciation and amortization. Changes in working capital during 2008 included net collections on accounts receivable of $1.3 million. For 2007, significant working capital changes included up-front payments from collaborators of $8.2 million from Nycomed and $1.5 million from TRACON, less decreases in accounts payable of $4.9 million and increases in accounts receivable of $2.1 million.

Net cash used in investing activities was $0.5 million for the year ended December 31, 2008, compared to $1.2 million used in investing activities for the year ended December 31, 2007. The decrease is due to lower investment in property and equipment during 2008 as compared to 2007. Most of these expenditures during 2007 related to leasehold improvements in conjunction with the Roche sublease of our Munich facility.

Net cash provided by financing activities was $36.0 million for the year ended December 31, 2008, compared to $17.8 million provided by financing activities for the year ended December 31, 2007. Our October 2008 private placement of common stock and warrants resulted in net proceeds of approximately $37.2 million, while a June 2007 private placement resulted in net proceeds of $23.5 million. In addition, we received $1.4 million during 2008 from stock option and warrant exercises. We also repaid $2.5 million in silent partnership debt during 2008 as compared to repayments of $5.6 million during 2007.

To date, we have funded our operations through proceeds from private placements of preferred stock, government grants for research, research-contribution revenues from our collaborations with pharmaceutical companies, licensing and milestone payments related to our product candidate partnering activities, debt financing and, most recently, through private placements of common stock and associated warrants.

We expect that operating losses and negative cash flows from operations will continue for at least the next several years and we will need to raise additional funds to meet future working capital and capital expenditure needs. We may wish to raise substantial funds through the sale of our common stock or raise additional funds through debt financing or through additional strategic collaboration agreements. We do not know whether additional financing will be available when needed, or whether it will be available on favorable terms, or at all. Based on our capital resources as of the date of this report, we believe that we have adequate resources to fund our operations into the second half of 2010, without considering any potential future milestone payments that we may receive under any new collaborations we may enter into in the future, any future capital raising transactions or any drawdowns from our CEFF with Kingsbridge Capital Limited. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. If we were to raise additional funds through the issuance of common stock, substantial dilution to our existing stockholders would likely result. If we were to raise additional funds through additional debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. If we raise funds through corporate collaborations or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Failure to obtain adequate financing may adversely affect our operating results or our ability to operate as a going concern.

Our future capital uses and requirements depend on numerous forward-looking factors and involves risks and uncertainties. Actual results could vary as a result of a number of factors, including the factors discussed in "Risk Factors" in this report. In light of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including:

- the number, scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities;
- the terms and timing of any corporate collaborations that we may establish, and the success of these collaborations;
- the cost, timing and outcomes of regulatory approvals;
- the number and characteristics of product candidates that we pursue;
- the cost and timing of establishing manufacturing, marketing and sales, and distribution capabilities;
- the cost of establishing clinical and commercial supplies of our product candidates;
- the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and
- the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We are parties to irrevocable standby letters of credit in connection with prior building leases for properties that are currently subleased, as well as our current building leases in Munich, Germany and Bethesda, Maryland. As of December 31, 2008, we had $3.1 million of cash and certificates of deposit relating to these letters of credit that are considered restricted cash, all of which is recorded as a non-current asset.

Contractual Obligations

We have contractual obligations related to our facility lease, research agreements and financing agreements. The following table sets forth our significant contractual obligations as of December 31, 2008 (in thousands):

		Payment Due by Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**More Than 5 Years**
Operating leases	$17,861	$5,033	$10,259	$2,569	$ —
Long-term debt – MedImmune	2,157	—	2,157	—	—
Contractual payments under licensing and research and development agreements	471	100	147	150	74
Capital leases	360	86	116	107	51
	$20,849	$5,219	$12,679	$2,826	$125

We are a party to technology transfer, licensing and research and development agreements with various universities, research organizations and other third parties under which we have received licenses to certain intellectual property, scientific know-how and technology. In consideration for the licenses received, we are required to pay license and research support fees, milestone payments upon the achievement of certain success-based objectives and/or royalties on future sales of commercialized products, if any. We may also be required to pay minimum annual royalties and the costs associated with the prosecution and maintenance of the patents covering the licensed technology.

Cautionary Note Regarding Forward-Looking Statements

Any statements in this report about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Such forward-looking statements include statements regarding our ability to draw down under the CEFF and the availability of financing generally, the efficacy, safety and intended utilization of our product candidates, the development of our BiTE antibody technology, the return of development and commercialization rights to blinatumomab in North America to us, the future development of blinatumomab by us and the future development of a new BiTE antibody under our collaboration with MedImmune, the conduct, timing and results of future clinical trials, plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. You can identify these forward-looking statements by the use of words or phrases such as "believe," "may," "could," "will," "possible," "can," "estimate," "continue," "ongoing," "consider," "anticipate," "intend," "seek," "plan," "expect," "deem," "should," "would" "assume," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, the progress, timing and success of our clinical trials; difficulties or delays in development, testing, obtaining regulatory approval for producing and marketing our product candidates; regulatory developments in the United States or in foreign countries; the risks associated with our reliance on collaborations for the development and commercialization of our product candidates; unexpected adverse side effects or inadequate therapeutic efficacy of our product candidates that could delay or prevent product development or commercialization, or that could result in recalls or product liability claims; our ability to attract and retain key scientific, management or commercial personnel; the loss of key scientific, management or commercial personnel; the size and growth potential of the potential markets for our product candidates and our ability to serve those markets; the scope and validity of patent protection for our product candidates; our ability to establish and maintain strategic collaborations or to otherwise obtain additional financing to support our operations; competition from other pharmaceutical or biotechnology companies; successful administration of our business and financial reporting capabilities; and other risks detailed in this report, including those above in Item 1A, "Risk Factors."

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

Our financial instruments consist primarily of cash and cash equivalents. These financial instruments, principally comprised of corporate obligations and U.S. and foreign government obligations, are subject to interest rate risk and will decline in value if interest rates increase. Because of the relatively short maturities of our investments, we do not expect interest rate fluctuations to materially affect the aggregate value of our financial instruments. We do not have derivative financial instruments in our investment portfolio.

Exchange Rates

A significant majority of our cash and cash equivalents are currently denominated in U.S. dollars, as are a significant amount of the potential milestone payments and royalty payments under our collaboration agreements. However, a significant portion of our operating expenses, including our research and development expenses, are incurred in Europe pursuant to arrangements that are generally denominated in Euros.

As a result, our financial results and capital resources may be affected by changes in the U.S. dollar/Euro exchange rate. As of December 31, 2008, we had U.S. dollar-denominated cash and cash equivalents of $43.7 million and Euro-denominated liabilities of approximately €12.9 million. The Euro amount as of December 31, 2008 is equivalent to approximately $18.2 million, using the exchange rate as of that date. A decrease in the value of the U.S. dollar relative to the Euro would result in an increase in our reported operating expenses due to the translation of the Euro-denominated expenses into U.S. dollars, and such changes would negatively impact the length of time that our existing capital resources would be sufficient to finance our operations. We have not engaged in foreign currency hedging transactions to manage this exchange rate exposure. The following table shows the hypothetical impact of a change to the Euro/U.S. Dollar exchange rate:

Change in Euro/$ U.S. Exchange Rate	10%	15%	20%
Increase in reported net operating loss for the year ended December 31, 2008 (in thousands)	$1,452	$2,178	$2,904

Item 8. Financial Statements and Supplementary Data

See the list of financial statements filed with this report under Item 15 below.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and we apply judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, the design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of December 31, 2008, the end of the period covered by this report. Based on the evaluation of our disclosure controls and procedures as of December 31, 2008, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, including the possibility of human error and the circumvention or overriding of controls, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have completed our evaluation and testing of our internal control over financial reporting as required by Section 404 of Sarbanes-Oxley and Item 308(a) of Regulation S-K (Internal Control Report). We assessed the effectiveness of our internal control over financial reporting for the year ended December 31, 2008. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP has audited and reported on the effectiveness of our internal control over financial reporting as of December 31, 2008. The report of our independent registered public accounting firm is contained in this annual report.

Signature	Title	Date
/s/ Christian Itin Christian Itin	Chief Executive Officer (Principal Executive Officer)	March 16, 2009
/s/ Barclay A. Phillips Barclay A. Phillips	Chief Financial Officer (Principal Financial Officer)	March 16, 2009

Changes in Internal Control Over Financial Reporting

Our principal executive officer and principal financial officer also evaluated whether any change in our internal control over financial reporting, as such term is defined under Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, occurred during our most recent fiscal quarter covered by this report that has materially affected, or is likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Micromet, Inc.

We have audited Micromet, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Micromet Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion Micromet, Inc. maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Oversight Board (United States), the 2008 consolidated financial statements of Micromet, Inc. and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
March 16, 2009

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained under the headings "Election of Directors," "Information Regarding the Board of Directors and Corporate Governance," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of our Stockholders (the "Proxy Statement"), which is expected to be filed not later than 120 days after the end of our fiscal year ended December 31, 2008, and is incorporated in this report by reference.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement under the heading "Executive Compensation" and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item will be set forth in the Proxy Statement under the headings "Certain Relationships and Related Transactions" and "Information Regarding the Board of Directors and Corporate Governance — Independence of the Board of Directors" and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth in the Proxy Statement under the heading "Ratification of Selection of Independent Auditors" and is incorporated in this report by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Exhibit Number	Description
3.1[5]	Amended and Restated Certificate of Incorporation of the Registrant
3.2[14]	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant
3.3[7]	Certificate of Designations for Series A Junior Participating Preferred Stock of the Registrant
3.4[25]	Amended and Restated Bylaws effective October 3, 2007
4.1[26]	Form of Specimen Common Stock Certificate
4.2[7]	Rights Agreement, by and between the Registrant and Mellon Investor Services LLC, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of the Registrant as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, dated as of November 3, 2004
4.3[11]	First Amendment to Rights Agreement, by and between the Registrant and Mellon Investor Services LLC, dated as of March 17, 2006
4.4[20]	Second Amended and Restated Note, in favor of MedImmune Ventures, Inc., dated as of December 27, 2006
4.5[21]	Form of Warrant to Purchase Common Stock, dated May 5, 2006
4.6[15]	Securities Purchase Agreement, by and among the Registrant and funds affiliated with NGN Capital LLC, dated as of July 21, 2006
4.7[15]	Form of Warrants to purchase an aggregate of 555,556 shares of Common Stock, in favor of funds affiliated with NGN Capital, LLC, dated July 24, 2006
4.8[23]	Securities Purchase Agreement by and among the Registrant and the Investors listed therein, dated June 19, 2007
4.9[23]	Registration Rights Agreement by and among the Registrant and the Investors listed therein, dated June 19, 2007
4.10[23]	Warrant to Purchase Common Stock, dated June 19, 2007
4.11[23]	Alternate Warrant to Purchase Common Stock, dated June 19, 2007
4.12[29]	Securities Purchase Agreement by and among the Registrant and the Investors listed therein, dated September 29, 2008
4.13[29]	Registration Rights Agreement by and among the Registrant and the Investors listed therein, dated September 29, 2008
4.14[29]	Form of Warrant to Purchase Common Stock dated October 2, 2008
4.15[29]	Alternate Form of Warrant to Purchase Common Stock dated October 2, 2008
4.16[30]	Common Stock Purchase Agreement dated December 1, 2008 between the Registrant and Kingsbridge Capital Limited
4.17[30]	Registration Rights Agreement dated December 1, 2008 between the Registrant and Kingsbridge Capital Limited
4.18[17]	Warrant to purchase 285,000 shares of Common Stock, issued to Kingsbridge Capital Limited, dated August 30, 2006
4.19[30]	Warrant to Purchase Common Stock dated December 1, 2008 and issued to Kingsbridge Capital Limited
10.1[19][#]	Executive Employment Agreement, by and between the Registrant and Christian Itin, dated June 2, 2006

Exhibit Number	Description
10.2[28][#]	Executive Employment Agreement, by and between the Registrant and Barclay Phillips, dated August 30, 2008
10.3[#]	Amendment No. 1 to Executive Employment Agreement, by and between the Registrant and Barclay Phillips, dated November 18, 2008
10.4[#]	Amendment No. 2 to Executive Employment Agreement, by and between the Registrant and Barclay Phillips, dated December 23, 2008
10.5[#]	Amended and Restated Executive Employment Agreement, by and between the Registrant and Matthias Alder, dated December 23, 2008
10.6[#]	Amended and Restated Executive Employment Agreement, by and between the Registrant and Mark Reisenauer, dated December 23, 2008
10.7[21][#]	Executive Employment Agreement, by and between the Registrant and Carsten Reinhardt, dated June 2, 2006
10.8[21][#]	Executive Employment Agreement, by and between the Registrant and Jens Hennecke, dated June 2, 2006
10.9[21][#]	Executive Employment Agreement, by and between the Registrant and Patrick Baeuerle, dated June 2, 2006
10.10[18][#]	Compensation Arrangement with David F. Hale
10.11[27][#]	2008 Management Incentive Compensation Plan
10.12[21][#]	Non-Employee Director Compensation Policy
10.13[2][#]	Third Amended and Restated 2000 Stock Incentive Plan
10.14[4][#]	Employee Stock Purchase Plan
10.15[5][#]	Amended and Restated 2003 Equity Incentive Award Plan
10.16[21][#]	2006 Equity Incentive Award Plan
10.17[2][#]	Form of Indemnification Agreement entered into by the Registrant with its directors and executive officers
10.18[21][@]	Lease Agreement between Micromet AG and GEK Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Eins KG, dated December 10, 2002, as amended
10.19[1]	Standard Industrial/Commercial Single-Tenant Lease-Net, by and between the Registrant and Blackmore Airport Centre, dated August 31, 2001
10.20[13]	Sublease Agreement, by and between the Registrant and Genoptix, Inc., dated as of April 26, 2006
10.21[1]	Lease, by and between Spieker Properties, L.P. and John Wayne Cancer Institute, made as of July 22, 1999
10.22[1]	Agreement of Lease Assignment, by and between the Registrant and John Wayne Cancer Institute, dated as of August 4, 2000
10.23[1]	First Amendment to Lease, by and between the Registrant (as successor in interest to John Wayne Cancer Institute) and EOP — Marina Business Center, L.L.C. (as successor in interest to Spieker Properties, L.P.), entered into as of October 1, 2001
10.24[1]	Second Amendment to Lease, by and between the Registrant and EOP — Marina Business Center, L.L.C., entered into as of September 4, 2002
10.25[9]	Third Amendment to Lease, by and between the Registrant and CA-Marina Business Center Limited Partnership, entered into as of November 14, 2003
10.26[10]	Fourth Amendment to Lease, by and between the Registrant and Marina Business Center, LLC, entered into as of January 18, 2005

Exhibit Number	Description
10.27[14]	Fifth Amendment to Lease, by and among the Registrant, Marina Business Center, LLC, and American Bioscience, Inc., dated as of April 18, 2006
10.28[12]	Assignment and Assumption of Lease, by and between the Registrant and American Bioscience, Inc., effective as of May 1, 2006
10.29[22]	Amendment No. 1 to Sublease Agreement dated April 24, 2007 by and between Micromet, Inc. and Genoptix, Inc.
10.30[24]	Office Building Lease Agreement dated April 1, 2007 between Micromet, Inc. and Second Rock Spring Park Limited Partnership
10.31[24](&)	Sublease Agreement, dated June 15, 2007, by and between Micromet AG and Roche Diagnostics GmBH
10.32[21](%)	Collaboration and License Agreement, by and between Micromet AG and Ares Trading S.A., dated as of December 3, 2004, as amended on November 30, 2006
10.33[21](%)	Research and License Agreement, by and between Micromet AG and Biovation Limited, dated August 14, 2001, as amended on September 26, 2002 and June 16, 2004
10.34[21](%)	Non-Exclusive Product License Agreement for MT201, by and between Micromet AG and Cambridge Antibody Technology Limited, dated September 3, 2003, as amended on March 17, 2005
10.35[21](%)	Non-Exclusive Product License Agreement for MT203, by and between Micromet AG and Cambridge Antibody Technology Limited, dated September 3, 2003, as amended on March 17, 2005
10.36[21](%)	Amended and Restated Cross-License Agreement, by and between Micromet AG and Enzon Pharmaceuticals, Inc., dated June 28, 2004, as amended on March 17, 2005
10.37[21](%)	GM-CSF License Agreement, by and between Micromet AG and Enzon Pharmaceuticals, Inc., dated November 21, 2005
10.38[21](%)	BiTE Research Collaboration Agreement, by and between Micromet AG and MedImmune, Inc., dated June 6, 2003
10.39[21](%)	Collaboration and License Agreement, by and between Micromet AG and MedImmune, Inc., dated June 6, 2003
10.40[6](%)	Amended and Restated Collaboration Agreement, by and between Cell-Matrix, Inc., a wholly owned subsidiary of the Registrant, and Applied Molecular Evolution, dated as of October 15, 2004
10.41[12](%)	First Amendment to Amended and Restated Collaboration Agreement, by and between Cell-Matrix, Inc., a wholly-owned subsidiary of the Registrant, and Applied Molecular Evolution, dated as of June 10, 2006
10.42[3](%)	License Agreement, by and between the University of Southern California and Cell-Matrix, Inc. f/k/a Bio-Management, Inc., dated September 19, 1999
10.43[21](%)	First Amendment to License Agreement, by and between the University of Southern California and Cell-Matrix, Inc., dated as of February 23, 2007
10.44[22](%)	License Agreement dated March 14, 2007 by and between Cell-Matrix, Inc. and TRACON Pharmaceuticals, Inc.
10.45[26](%)	Second Amendment to the Collaboration and License Agreement dated October 19, 2007 by and between Micromet AG and Merck Serono International SA
10.46[24](+)	Collaboration and License Agreement, dated May 24, 2007, by and between Micromet AG and Altana Pharma AG, a wholly-owned subsidiary of Nycomed A/S
11.1	Computation of Per Share Earnings (included in the notes to the audited financial statements contained in this report)

Exhibit Number	Description
21.1	List of Subsidiaries
23.1	Consent of Ernst & Young LLP
23.2	Consent of Ernst & Young AG WPG
24.1	Powers of Attorney (included on signature page)
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
32(*)	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-107993) filed with the Securities and Exchange Commission on August 14, 2003

(2) Incorporated by reference to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-107993) filed with the Securities and Exchange Commission on September 16, 2003

(3) Incorporated by reference to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-107993) filed with the Securities and Exchange Commission on October 24, 2003

(4) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration No. 333-110085) filed with the Securities and Exchange Commission on October 30, 2003

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2003

(6) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2004

(7) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2004

(8) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration No. 333-120579) filed filed with the Securities and Exchange Commission on November 17, 2004

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2004

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2005

(11) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2006.

(12) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2006

(13) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2006

(14) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2006

(15) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006

(16) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2006

(17) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2006

(18) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2006

(19) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006

(20) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2007

(21) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2007

(22) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007

(23) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2007

(24) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2007

(25) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007

(26) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2008

(27) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008

(28) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2008

(29) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2008

(30) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2008

& Indicates that the exhibit is an English translation of a foreign language document

@ Indicates that the exhibit is an English summary of a foreign language document

# Indicates management contract or compensatory plan

% The Registrant has been granted confidential treatment with respect to certain portions of this exhibit (indicated by asterisks), which have been filed separately with the Securities and Exchange Commission

+ Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission

* These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMET, INC.

Dated: March 16, 2009

By: /s/ Christian Itin
Christian Itin
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Barclay A. Phillips
Barclay A. Phillips
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Matthias Alder, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Christian Itin Christian Itin	President, Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2009
/s/ Barclay A. Phillips Barclay A. Phillips	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2009
/s/ David F. Hale David F. Hale	Chairman of the Board of Directors	March 16, 2009
/s/ Jerry C. Benjamin Jerry C. Benjamin	Director	March 16, 2009
/s/ John E. Berriman John E. Berriman	Director	March 16, 2009
/s/ Michael G. Carter Michael G. Carter	Director	March 16, 2009
/s/ Peter Johann Peter Johann	Director	March 16, 2009
/s/ Joseph P. Slattery Joseph P. Slattery	Director	March 16, 2009
/s/ Otello Stampacchia Otello Stampacchia	Director	March 16, 2009
/s/ Kapil Dhingra Kapil Dhingra	Director	March 16, 2009

MICROMET, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Micromet, Inc.

We have audited the accompanying consolidated balance sheet of Micromet, Inc. and subsidiaries as of December 31, 2008 and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Micromet, Inc. and subsidiaries at December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Micromet, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Micromet, Inc.

We have audited the accompanying consolidated balance sheet of Micromet, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Micromet, Inc. and subsidiaries at December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AG WPG

Munich, Germany
March 13, 2008

MICROMET, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In Thousands, Except Par Value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 46,168	$ 27,066
Accounts receivable	3,424	4,689
Prepaid expenses and other current assets	1,950	2,579
Total current assets	51,542	34,334
Property and equipment, net	3,322	4,390
Goodwill	6,462	6,462
Patents, net	5,250	7,680
Other long-term assets	959	196
Restricted cash	3,140	3,190
Total assets	$ 70,675	$ 56,252
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 710	$ 2,335
Accrued expenses	6,492	5,285
Common stock warrants liability	12,294	5,218
Current portion of long-term debt obligations	—	2,401
Current portion of deferred revenue	4,054	3,360
Total current liabilities	23,550	18,599
Deferred revenue, net of current portion	7,555	8,366
Other non-current liabilities	2,025	2,055
Long-term debt obligations, net of current portion	2,157	2,254
Commitments		
Stockholders' equity:		
Preferred stock, $0.00004 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.00004 par value; 150,000 shares authorized; 50,913 and 40,778 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	2	2
Additional paid-in capital	227,806	184,014
Accumulated other comprehensive income	5,749	5,895
Accumulated deficit	(198,169)	(164,933)
Total stockholders' equity	35,388	24,978
Total liabilities and stockholders' equity	$ 70,675	$ 56,252

The accompanying notes are an integral part of these financial statements.

MICROMET, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2008	2007
	(In Thousands, Except per Share Amounts)	
Revenues:		
Collaboration agreements	$ 25,870	$ 17,366
License fees and other	1,416	1,018
Total revenues	27,286	18,384
Operating expenses:		
Research and development	39,189	29,191
General and administrative	14,163	14,430
Total operating expenses	53,352	43,621
Loss from operations	(26,066)	(25,237)
Other income (expense):		
Interest expense	(222)	(509)
Interest income	740	938
Change in fair value of common stock warrants liability	(8,064)	1,750
Other income (expense), net	377	2,932
Net loss	$(33,235)	$(20,126)
Basic and diluted net loss per common share	$ (0.77)	$ (0.55)
Weighted average shares used to compute basic and diluted net loss per share	43,309	36,362

The accompanying notes are an integral part of these financial statements.

MICROMET, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Stock Subscription Receivables	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
				(In Thousands)			
Balance at December 31, 2006	31,419	$ 1	$163,482	$(27)	$5,869	$(144,807)	$ 24,518
Payments received for stock subscription receivable	—	—	—	27	—	—	27
Issuance of shares in connection with private placement, net of offering costs of $1,895	9,217	1	16,504	—	—	—	16,505
Exercise of stock options	54	—	90	—	—	—	90
Issuance of shares in connection with employee severance payment	83	—	250	—	—	—	250
Issuance of shares in connection with compensation for board of director fees	5	—	14	—	—	—	14
Stock-based compensation expense	—	—	3,674	—	—	—	3,674
Comprehensive loss:							
Net loss	—	—	—	—	—	(20,126)	(20,126)
Foreign currency translation adjustment	—	—	—	—	26	—	26
Total comprehensive loss	—	—	—	—	—	—	(20,100)
Balance at December 31, 2007	40,778	$ 2	$184,014	$ —	$5,895	$(164,933)	$ 24,978
Issuance of shares in connection with private placement, net of offering costs of $2,790	9,412	—	37,210	—	—	—	37,210
Exercise of stock options	543	—	987	—	—	—	987
Exercise of stock warrants	180		1,409				1,409
Stock-based compensation expense	—	—	3,367	—	—	—	3,367
Issuance of warrants in connection with Committed Equity Financing Facility	—	—	818	—	—	—	818
Comprehensive loss:							
Net loss	—	—	—	—	—	(33,235)	(33,235)
Foreign currency translation adjustment	—	—	—	—	(146)	—	(146)
Total comprehensive loss	—	—	—	—	—	—	(33,381)
Balance at December 31, 2008	50,913	$ 2	$227,805	$ —	$5,749	$(198,168)	$ 35,388

The accompanying notes are an integral part of these financial statements.

MICROMET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2008	2007
	(In Thousands)	
Cash flows from operating activities:		
Net loss	$(33,235)	$(20,126)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,732	3,192
Non-cash interest on long-term debt obligations	352	564
Net gain on debt restructuring	—	(270)
Non-cash change in fair value of common stock warrants liability	8,064	(1,750)
Stock-based compensation expense	3,367	3,674
Net loss on disposal of property and equipment	—	1
Changes in operating assets and liabilities:		
Accounts receivable	1,324	(2,136)
Prepaid expenses and other current assets	683	(149)
Accounts payable, accrued expenses and other liabilities	(416)	(4,924)
Deferred revenue	454	7,651
Net cash used in operating activities	(15,675)	(14,273)
Cash flows from investing activities:		
Proceeds from repayment of loans to employees	—	67
Purchases of property and equipment	(468)	(1,265)
Restricted cash used as collateral	15	(48)
Net cash used in investing activities	(453)	(1,246)
Cash flows from financing activities:		
Proceeds from issuance of common stock and common stock warrants, net	37,210	23,474
Proceeds from exercise of stock options	987	90
Proceeds from exercise of warrants	421	—
Proceeds from stock subscription receivable	—	27
Principal payments on debt obligations	(2,466)	(5,590)
Principal payments on capital lease obligations	(186)	(156)
Net cash provided by financing activities	35,966	17,845
Effect of exchange rate changes on cash and cash equivalents	(736)	439
Net increase in cash and cash equivalents	19,102	2,765
Cash and cash equivalents at beginning of period	27,066	24,301
Cash and cash equivalents at end of period	$ 46,168	$ 27,066
Supplemental disclosure of cash flow information:		
Cash paid for interest	1,137	2,160
Supplemental disclosure of noncash investing and financing activities:		
Acquisitions of equipment purchased through capital leases	$ 219	$ 294
Issuance of warrants in connection with equity transactions and Committed Equity Financing Facility	$ 818	$ 6,969
Issuance of shares in lieu of cash compensation	$ —	$ 264
Cashless exercise of warrants	$ 988	$ —

The accompanying notes are an integral part of these financial statements.

Note 1. Business Overview

We are a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Four of our antibodies are currently in clinical trials, while the remainder of our product pipeline is in earlier stages of preclinical development. To date, we have incurred significant research and development expenses and have not achieved any revenues from product sales.

Note 2. Basis of Presentation

Unless otherwise noted, all financial information is that of Micromet, Inc. and our wholly owned subsidiaries: Micromet AG; Micromet Holdings, Inc.; Tarcanta, Inc.; Tarcanta Limited; and Cell-Matrix, Inc. Substantially all of our operating activities are conducted through Micromet AG, a wholly-owned subsidiary of Micromet Holdings, Inc. and an indirect wholly-owned subsidiary of Micromet, Inc.

Unless specifically noted otherwise, as used throughout these notes to the consolidated financial statements, "Micromet," "we," "us," and "our" refers to the business of the Micromet, Inc. and its subsidiaries as a whole. The accompanying consolidated financial statements include the accounts of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the valuation of goodwill, intangibles and other long-lived assets, lease exit liabilities, asset retirement obligations and assumptions in the valuation of stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

The accompanying financial statements have been prepared assuming we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business. As of December 31, 2008, we had an accumulated deficit of $198.2 million, and we expect to continue to incur substantial, and possibly increasing, operating losses for the next several years. These conditions create substantial doubt about our ability to continue as a going concern. We are continuing our efforts in research and development, preclinical studies and clinical trials of our drug candidates. These efforts, and obtaining requisite regulatory approval prior to commercialization, will require substantial expenditures. Once requisite regulatory approval has been obtained, substantial additional financing will be required to manufacture, market and distribute our products in order to achieve a level of revenues adequate to support our cost structure. Management believes we have sufficient resources to fund our required expenditures into the second half of 2010, without considering any potential milestone payments that we may receive under current or future collaborations, any future capital raising transactions or drawdowns from the committed equity financing facility with Kingsbridge Capital Limited.

Note 3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents on the balance sheets are comprised of cash at banks, money market funds and short-term deposits with an original maturity from date of purchase of three months or less.

Restricted Cash

As of December 31, 2008 and 2007, we had a total of $3.1 million and $3.2 million, respectively, of certificates of deposit that are classified as non-current restricted cash.

Note 3. Summary of Significant Accounting Policies – (continued)

Fair Value Measurements

We include expanded disclosures about fair value measurements pursuant to Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157), which we adopted on January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal or most advantageous market for the asset or liability. Accordingly, fair value as described by SFAS 157 is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. SFAS 157 applies to existing accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

As described in detail in Note 16, SFAS 157 establishes a three-level fair value hierarchy with respect to inputs (assumptions) utilized in fair value measurements. Observable inputs such as unadjusted quoted market prices for identical assets or liabilities are given the highest priority within the hierarchy (level 1). When observable inputs are unavailable, SFAS 157 permits the use of unobservable inputs, inputs that we believe a market participant would use in pricing (level 2). Unobservable inputs are given the lowest priority within the hierarchy (level 3). The level within the hierarchy at which a fair value measurement lies is determined based on the lowest level input that is significant to the measurement. We have categorized financial assets and liabilities measured at fair value within the fair value hierarchy.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Major replacements and improvements that extend the useful life of assets are capitalized, while general repairs and maintenance are charged to expense as incurred. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease term, whichever is shorter.

Goodwill

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we review goodwill for impairment at least annually and more frequently if events or changes in circumstances indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. A reporting unit is an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. We have determined that we have only one reporting unit, the development of biopharmaceutical products. Goodwill is determined to be impaired if the fair value of the reporting unit to which the goodwill has been assigned is less than its carrying amount. We have selected October 1 as our annual goodwill impairment testing date. As of October 1, 2008 and 2007, we conducted an assessment of the goodwill carrying value and found no indication of impairment.

Patents

We hold patents for single-chain antigen binding molecule technology. Patents are being amortized over their estimated useful life of ten years through 2011 using the straight-line method. The patents are utilized in revenue-producing activities as well as in research and development activities.

Note 3. Summary of Significant Accounting Policies – (continued)

Impairment of Long-Lived and Identifiable Intangible Assets

In accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we evaluate the carrying value of long-lived assets and identifiable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value. An impairment loss would be recognized when the estimated undiscounted future cash flow is less than the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the asset exceeds the fair value of the asset.

Common Stock Warrants Liability

In June 2007, we completed a private placement of 9,216,709 shares of common stock and issued warrants to purchase an additional 4,608,356 shares of common stock. Due to certain provisions in the common stock warrant agreement, these warrants are required to be classified as a liability. Management believes that the circumstances requiring cash settlement of the award are remote. The common stock warrants liability is recorded at fair value, which is adjusted at the end of each reporting period using the Black-Scholes option-pricing model, with changes in value included in the consolidated statements of operations.

Foreign Currency Transactions and Translation

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rate in effect at the balance sheet date. Transaction gains and losses are recorded in the consolidated statements of operations in other income (expense) and amounted to $(49,000) and $96,000 for the years ended December 31, 2008 and 2007, respectively.

The accompanying consolidated financial statements are presented in U.S. dollars. The translation of assets and liabilities to U.S. dollars is made at the exchange rate in effect at the balance sheet date, while equity accounts are translated at historical rates. The translation of statement of operations data is made at the average rate in effect for the period. The translation of operating cash flow data is made at the average rate in effect for the period, and investing and financing cash flow data is translated at the rate in effect at the date of the underlying transaction. Translation gains and losses are recognized within accumulated other comprehensive income in the accompanying consolidated balance sheets.

Revenue Recognition

Our revenues consist of licensing fees, milestone payments, and fees for research services earned from license agreements or from research and development collaboration agreements. We recognize revenue in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*, upon the satisfaction of the following four criteria: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

Revenues under collaborative research agreements are recognized as the services specified in the related agreement are performed, or as expenses that are passed through to the collaborator are incurred. Milestone payments are derived from the achievement of predetermined goals under the collaboration agreements. For milestones that are deemed substantive, the related contingent revenue is not recognized until the milestone has been reached and customer acceptance has been obtained as necessary. Milestones are considered substantive if all the following criteria are met: 1) milestone payment is non-refundable and relates solely to past performance; 2) achievement of the milestone was not reasonably assured at the inception of the arrangements; 3) substantive effort is involved to achieve the milestone; and 4) the amount of the milestone payment appears reasonable in relation to the effort expended, other milestones in the arrangement and the related risk of achieving the milestone. Fees for research and development services performed under the agreements are

Note 3. Summary of Significant Accounting Policies – (continued)

generally stated at a yearly fixed fee per research scientist. We recognize revenue as the research and development services are performed. Amounts received in advance of services performed are recorded as deferred revenue until earned. We have received upfront initial license fees and annual renewal fees each year under certain license agreements. Revenue is recognized when the above noted criteria are satisfied, unless we have further obligations associated with the license granted. We recognize revenue from up front payments on a straight-line basis over the term of our obligations as specified in the agreement.

We are entitled to receive royalty payments on the sale of products under license and collaboration agreements. Royalties are based upon the volume of products sold and are recognized as revenue upon notification of sales from the collaborator or licensee that is commercializing the product. Through December 31, 2008, we have not received or recognized any royalty payments.

For arrangements that include multiple deliverables, we identify separate units of accounting based on the consensus reached on Emerging Issues Task Force Issue (EITF) No. 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF No. 00-21 provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separated units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. We recognize revenue on development and collaboration agreements, including upfront payments, where they are considered combined units of accounting, over the period specified in the related agreement or as the services are performed.

Research and Development

Except for payments made in advance of services rendered, research and development expenditures, including direct and allocated expenses, are charged to operations as incurred.

Comprehensive Income (Loss)

Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) is the result of foreign currency exchange translation adjustments. The following table sets forth the components of comprehensive income (loss) (in thousands):

	Years Ended December 31,	
	2008	2007
Net loss	$(33,235)	$(20,126)
Foreign currency exchange translation adjustments	(146)	26
Comprehensive loss	$(33,381)	$(20,100)

Stock-Based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment Awards*, utilizing the Black-Scholes option pricing method for determining the fair value of stock-based awards. The determination of the fair value of our stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding expected volatility, risk free interest rate, and expected term.

We recognize stock-based compensation expense for options granted with graded vesting over the requisite service period of the individual stock option grants, which typically equals the vesting period, using the straight-line attribution method. For share-based awards that contain a performance condition, expense is recognized using the accelerated attribution method. Compensation expense related to stock-based compensation is allocated to research and development or general and administrative based upon the department to which the associated employee reports.

Note 3. Summary of Significant Accounting Policies – (continued)

Options or stock awards issued to non-employees are recorded at their fair value in accordance with SFAS No. 123(R) and EITF Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services*, and expense is recognized upon the measurement date commensurate with the determination of when service has been completed.

Income Taxes

We account for income taxes under SFAS No. 109, *Accounting for Income Taxes* using the liability method. Deferred income taxes are recognized at the enacted tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the related tax asset will not be recovered.

We account for uncertain tax positions pursuant to FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 was adopted on January 1, 2007 with no material impact on our consolidated financial statements. Financial statement recognition of a tax position taken or expected to be taken in a tax return is determined based on a more-likely-than not threshold of that position being sustained. If the tax position meets this threshold, the benefit to be recognized is measured at the largest amount that is more likely than not to be realized upon ultimate settlement. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. It is our policy to record interest and penalties related to uncertain tax positions as a component of income tax expense.

Net Loss per Share

We calculate net loss per share in accordance with SFAS No. 128, *Earnings Per Share*. Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted average number of common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, stock options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. The outstanding anti-dilutive securities excluded from the diluted net loss per share computation consisted of common stock options in the amount of 7,709,000 and 6,049,000 and common stock warrants in the amount of 8,222,000 and 5,527,000, in each case as of December 31, 2008 and 2007, respectively.

Recent Accounting Standards and Pronouncements

In June 2008, the FASB issued EITF Issue No. 07-5, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock* ("EITF 07-5"). EITF 07-5 supersedes EITF Issue No. 01-6, *The Meaning of 'Indexed to a Company's Own Stock'*, and provides guidance in evaluating whether certain financial instruments or embedded features can be excluded from the scope of SFAS No. 133, *Accounting for Derivatives and Hedging Activities* ("SFAS 133"). EITF 07-5 sets forth a two-step approach that evaluates an instrument's contingent exercise and settlement provisions for the purpose of determining whether such instruments are indexed to an issuer's own stock (a requirement necessary to comply with the scope exception under SFAS 133). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently assessing the impact related to the adoption of EITF 07-5 on our financial instruments.

Note 3. Summary of Significant Accounting Policies – (continued)

In December 2007, the EITF reached a consensus on Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF 07-1"). The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF Issue No. 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and the terms, the nature of the entity's business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF 07-1 applies to the entire collaborative agreement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. We are currently evaluating the requirements of EITF 07-1; however, we do not believe that its adoption will have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"), which replaces SFAS No. 141, *Business Combinations*, and requires an acquirer to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquired company at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS 141(R) also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquired company, at the full amounts of their fair values. SFAS 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or conform the guidance in that literature to that provided in SFAS 141(R). SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The potential impact of adopting SFAS 141(R) will depend on the magnitude and frequency of our future acquisitions.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"), which amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. SFAS 160 also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of operations. Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. SFAS 160 also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not believe that its adoption will have a significant impact on our consolidated financial statements.

Note 4. Property and Equipment

Property and equipment consists of the following (in thousands):

	Estimated Useful Life	December 31, 2008	December 31, 2007
Laboratory equipment	5 years	$ 7,419	$ 7,435
Computer equipment and software	3 years	2,013	2,055
Furniture	10 years	946	916
Leasehold improvements	10 years	4,636	4,820
		15,014	15,226
Less: accumulated depreciation and amortization		(11,692)	(10,836)
Property and equipment, net		$ 3,322	$ 4,390

Included above are laboratory and computer equipment acquired under capital lease arrangements with a cost of $963,000 and $767,000 at December 31, 2008 and 2007, respectively. The accumulated depreciation related to assets under capital lease arrangements was approximately $718,000 and $551,000 as of December 31, 2008 and 2007, respectively. The capital lease equipment is amortized over the useful life of the equipment or the lease term, whichever is less, and such amortization expenses are included within depreciation expense.

Note 5. Patents

Patents consists of the following (in thousands):

	December 31, 2008	December 31, 2007
Patents	$ 20,999	$ 21,941
Less: accumulated amortization	(15,749)	(14,261)
Patents, net	$ 5,250	$ 7,680

Amortization expense on patents for the years ended December 31, 2008 and 2007 amounted to $2.2 million and $2.0 million, respectively and is included in research and development expenses.

Future amortization for the patents is projected to be as follows as of December 31, 2008 (in thousands):

2009	$2,099
2010	2,099
2011	1,052
	$5,250

Note 6. Accrued Expenses

Accrued expenses consists of the following (in thousands):

	December 31, 2008	December 31, 2007
Accrued employee benefits	$2,318	$2,083
Accrued research and development expenses	2,407	1,596
Accrued severance obligations	21	151
Accrued facility lease exit liability, current portion	217	156
Other accrued liabilities and expenses	1,529	1,299
	$6,492	$5,285

Note 7. Income Taxes

As a result of the net operating losses we have incurred since inception, no provision for income taxes has been recorded. As of December 31, 2008 we had accumulated tax net operating loss carryforwards in Germany of approximately $166 million. Losses before income taxes are as follows (in millions):

	U.S.	Germany	Total
Losses before income taxes for the year ended December 31, 2008	$18.7	$14.5	$33.2
Losses before income taxes for the year ended December 31, 2007	$ 7.0	$13.1	$20.1

Prior to 2006, losses before income taxes were generated in Germany. Under prior German tax laws, the German loss carryforwards have an indefinite life and may be used to offset our future taxable income. Effective January 2004, the German tax authorities changed the rules concerning deduction of loss carryforwards. This loss carryforward deduction is now limited to €1 million per year, and the deduction of the exceeding amount is limited to 60% of the net taxable income. Net operating loss carryforwards are subject to review and possible adjustment by the German tax authorities. Furthermore, under current German tax laws, certain substantial changes in our ownership may limit the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income.

Under U.S. federal and state tax laws, Micromet's net operating losses and income tax credits accumulated prior to the merger between Micromet AG and CancerVax Corporation in 2006 are substantially limited under Internal Revenue Code Sections 382 and 383. The federal and state gross net operating losses of $167.2 million and $203.2 million, respectively, as of December 31, 2008 are limited to $83.8 million and $80.9 million, respectively, under Section 382. Federal income tax credits of $40.4 million are completely limited under Section 383. The federal and state net operating loss carryforwards expire beginning in 2025 and 2015, respectively, unless previously utilized. Additionally, Section 382 limits the availability to accelerate the utilization of the entire amount of net operating losses. State income tax credits of $3.2 million do not expire.

The following table displays the difference between our effective tax rates and the statutory tax rates for the years ended December 31, 2008 and 2007, respectively (in thousands):

	Years Ended December 31,	
	2008	2007
Federal tax at statutory rate	$(11,632)	$ (7,044)
State taxes	(1,004)	(390)
Stock options	1,359	1,297
Book stock warrant income	3,255	(713)
Change in valuation allowance	7,079	(5,779)
Foreign tax rate differential	443	12,762
Other	500	(133)
Total tax expense	$ —	$ —

In fiscal year 2008, the German income tax rate was calculated at 32.98% of the taxable income. That rate consists of 15.00% corporate tax, 5.50% solidarity surcharge on corporate tax and 17.15% trade tax. In fiscal year 2007, the German income tax rate was calculated at 40.86% of the taxable income. That rate consists of 25.00% corporate tax, 5.50% solidarity surcharge on corporate tax and 19.68% trade tax. In fiscal years 2008 and 2007, the United States federal and state income tax rate was calculated at 40.4% of taxable income. The rate consists of 35% federal income tax and 5.4% state income tax. The state income tax rate is net of the federal benefit for state income tax expense.

The difference between taxes computed at the U.S. federal and German statutory rates and the actual income tax provision in 2008 and 2007 is due primarily to the increase in the valuation allowance and other permanent items.

Note 7. Income Taxes – (continued)

The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,	
	2008	2007
Deferred tax assets		
Net operating loss carry forwards – Germany	$ 53,160	$ 50,831
Net operating loss carryforwards – United States federal and state	33,688	31,084
Prepaid expenses and other current assets	201	133
Patents and other intangibles	827	1,031
Stock-based compensation	2,007	2,026
Accrued expenses and other liabilities	995	1,034
Other non-current liabilities	62	9
Other	8,407	7,657
State tax credits	3,152	3,152
Deferred tax liabilities		
Property and equipment, net	(75)	(26)
Deferred revenue	(5,154)	(4,243)
	97,270	92,688
Valuation allowance	(97,270)	(92,688)
Net deferred tax assets	$ —	$ —

At December 31, 2008 and 2007, we had approximately $56 million and $54 million, respectively, of net deferred tax assets, before valuation allowance, located in Germany.

Due to the degree of uncertainty related to the ultimate utilization and recoverability of the loss carryforwards and other deferred tax assets, no income tax benefit has been recorded in the statements of operations for the years ended December 31, 2008 and 2007, as any losses available for carryforward are eliminated through increases in the valuation allowance recorded. The increase in the valuation allowance for 2008 is due to the increase in net operating loss carryforwards from operations during the year and other temporary differences. No income taxes were paid in the years ended December 31, 2008 and 2007.

Note 8. Deferred Revenue

Deferred revenues were derived from research and development agreements with Nycomed, TRACON Pharmaceuticals, Inc. and Merck Serono as follows (in thousands):

	December 31,	
	2008	2007
Nycomed	$ 7,260	$ 7,205
TRACON	1,321	1,421
Merck Serono	2,523	2,722
Other	505	378
Subtotal	11,609	11,726
Current portion	(4,054)	(3,360)
Long term portion	$ 7,555	$ 8,366

Note 8. Deferred Revenue – (continued)

The deferred revenue for Nycomed and TRACON consists mainly of the upfront license fees that are being recognized over the period that we are required to participate on joint steering committees of 20 years and 15 years, respectively.

The upfront license fees and research and development service reimbursements in the collaboration agreement with Merck Serono are considered to be a combined unit of accounting and, accordingly, the related amounts are recognized ratably over the expected period of the research and development program, which continues through 2011.

Note 9. Other Non-Current Liabilities

Other non-current liabilities consists of the following (in thousands):

	December 31,	
	2008	2007
Facility lease exit liability, net of current portion	$1,215	$1,381
GEK subsidy, net of current portion	135	198
Asset retirement obligation	471	415
Capital lease obligations, net of current portion (see Note 11)	187	47
Other	17	14
	$2,025	$2,055

Facility Lease Exit Liability and Restructuring Provision

We assumed a facility lease exit liability as of May 2006, the date of our merger with CancerVax Corporation. As of April 2007, we fully subleased our former corporate headquarters in Carlsbad, California. In the fourth quarter of 2007, we recorded an adjustment to the lease exit liability that had been incorrectly recorded at the date of the May 2006 merger. To correct this error, we reduced the lease exit liability by $250,000, with a corresponding decrease to goodwill of $455,000 in the consolidated balance sheet as of December 31, 2007. In addition, accretion expense was increased by $205,000 in our consolidated statement of operations for the year ended December 31, 2007 to adjust for the cumulative error in accretion expense from the May 2006 merger through September 30, 2007. The correction was recorded in the fourth quarter of 2007, and management concluded that the impact on the consolidated balance sheets and statements of operations for the prior year and quarters was not material. We review the adequacy of our estimated exit accruals on an ongoing basis.

Note 9. Other Non-Current Liabilities – (continued)

The following table summarizes the facility lease activity for these obligations for the years ended December 31, 2008 and 2007 (in thousands):

	2008	2007
Balance January 1,	$1,537	$1,470
Amounts paid in period	(374)	(691)
Accretion expense	269	453
Adjustment to the liability	—	305
Balance December 31,	$1,432	$1,537

Of the $1,432,000 lease exit liability as of December 31, 2008, $217,000 is current and $1,215,000 is non-current.

Asset Retirement Obligation

In February 2001, we entered into a building lease agreement with GEK. Under the terms of the agreement, GEK agreed to lease laboratory and office space to us for a period of 10 years beginning on July 1, 2002. Upon termination of the agreement, we may, under certain conditions, be obligated to remove those leasehold improvements that will not be assumed by GEK. The fair value of the asset retirement obligation will increase due to accretion through the term of the lease agreement. In connection with our sublease with Roche in 2007, certain leasehold improvements were made to our facility which we will be required to remove at the end of our lease, and which increased the liability. The following table summarizes the activity for the years ended December 31, 2008 and 2007, respectively (in thousands):

	2008	2007
Balance January 1,	$415	$271
Additional asset retirement obligation	—	50
Accretion expense	77	55
Currency translation adjustment	(21)	39
Balance December 31,	$471	$415

GEK Subsidy

In December 2002, we entered into a subsidy agreement with GEK Grundstücksverwaltungsgesellschaft GmbH & Co. Objekt Eins KG ("GEK"), the landlord under our Munich building lease, whereby GEK provided €365,000, or $345,000 at the exchange rate in effect at that time, in lease incentives to us in conjunction with the operating lease agreement for our Munich facilities. The subsidy is restricted to purchases of property and equipment for research and development activities. The subsidy has been recorded as deferred rent and allocated between current and other non-current liabilities and amortized on a straight-line basis over the term of the building lease of 10 years. In the event that we terminate the building lease agreement prior to December 2010, we would be obligated to repay certain portions of the subsidy to GEK as specified in the agreement.

Note 10. Long-Term Debt

Long-term debt obligations consist of the following (in thousands):

	December 31,	
	2008	2007
TBG borrowings due December 31, 2008; interest payable semi-annually at 7%	$ —	$ 2,401
MedImmune borrowings due June 6, 2010; unsecured with interest payable monthly at 4.5%	2,157	2,254
Total long-term debt obligations	2,157	4,655
Less: current portion	—	(2,401)
Long-term debt obligations, net of current portion	$2,157	$ 2,254

Scheduled repayment of principal for the debt agreements is as follows as of December 31, 2008 (in thousands):

2009	—
2010	2,157
Total	$2,157

We believe the carrying value of the MedImmune debt approximates fair value.

TBG Silent Partnership Agreements

Silent partnerships are a common form of investment in German business practice. These types of lenders were created to support the development of technology-oriented companies in the start-up phase. We entered into a silent partnership agreement with tbg Technologie-Beteiligungs-Gesellschaft mbH ("TBG"), and based on the amount loaned, they became a "stiller Gesellschafter" (silent partner) in our subsidiary Micromet AG. Silent partners are not involved in our management, but significant business decisions such as changes in the articles of incorporation, mergers and acquisitions or significant contractual matters are subject to their approval.

The TBG silent partner borrowings bore interest at a rate of 7%, payable semi-annually. In accordance with the agreement, we notified TBG of our election to terminate the obligation six months early, and the remaining amounts due to TBG were repaid in full on July 1, 2008.

Interest expense related to the silent partnership agreements amounted to $63,000 and $394,000 for the years ended December 31, 2008 and 2007, respectively.

Note 11. Commitments and Contingencies

Leases

In April 2007, we amended a sublease agreement for our former corporate headquarters in Carlsbad, California to increase the subleased space by 15,091 square feet. The facility is now fully subleased.

Operating lease expenses amounted to approximately $2.7 million and $3.3 million, net of sublease income in the years ended December 31, 2008 and 2007, respectively.

Note 11. Commitments and Contingencies – (continued)

Capital Lease Obligations

During the years ended December 31, 2008 and 2007, we entered into equipment financing agreements in the amount of $219,000 and $294,000, respectively, for the purpose of buying information technology equipment. The amounts are repayable in monthly installments, the last of which is due in December 2014. The agreements provide for interest ranging from 0.9% to 17.0% per annum. Future minimum lease payments under non-cancelable operating and capital leases as of December 31, 2008, offset by estimated sublease income under operating leases, are as follows (in thousands):

	Capital Leases	Operating Leases	Sublease Income	Net Operating Leases
2009	$ 86	$ 5,033	$(2,418)	$ 2,615
2010	58	5,098	(2,005)	3,093
2011	58	5,161	(1,414)	3,747
2012	56	2,569	(717)	1,852
2013	51	—	—	—
Thereafter	51	—	—	—
Total minimum lease payments	360	$17,861	$(6,554)	$11,307
Less: amount representing imputed interest	109			
Present value of minimum lease payments	251			
Less: current portion	64			
Capital lease obligation, less current portion	$187			

The sublease income is from sublease agreements related to our former corporate headquarters in Carlsbad, California and our Munich, Germany facility.

License and Research and Development Agreements

We license certain of our technology from third parties. In exchange for the right to use licensed technology in our research and development efforts, we have entered into various license agreements. These agreements generally require that we pay license fees and royalties on future product sales. In addition, many of the agreements obligate us to make contractually defined payments upon the achievement of certain development and commercial milestones.

License expenses and milestone payments amounted to approximately $1.0 million and $0.8 million for the years ended December 31, 2008 and 2007, respectively.

Our fixed commitments under license and research and development agreements are as follows (in thousands):

2009	$100
2010	74
2011	73
2012	75
2013	75
Thereafter	74
Total minimum payments	$471

Note 12. Stockholders' Equity

Committed Equity Financing Facility

In December 2008, we entered into a Committed Equity Financing Facility (CEFF) with Kingsbridge Capital Limited (Kingsbridge) which entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, up to 10,104,919 shares of our common stock for cash consideration of up to $75.0 million, subject to certain conditions and restrictions. We are not eligible to draw down any funds under the CEFF at any time when our stock price is below $2.00 per share. In connection with the December 2008 CEFF, we terminated a prior CEFF with Kingsbridge that had been in place since August 2006. The December 2008 CEFF expanded the amount available to draw from $25.0 million under the August 2006 CEFF to $75.0 million. We did not draw down on the August 2006 CEFF.

In connection with the December 2008 CEFF, we entered into a common stock purchase agreement and registration rights agreement and issued a warrant to Kingsbridge to purchase 135,000 shares of our common stock at a price of $4.44 per share. The warrant is exercisable beginning on the six-month anniversary of the date of grant, and for a period of five years thereafter. In connection with the August 2006 CEFF, we issued to Kingsbridge a warrant to purchase up to 285,000 shares of common stock at an exercise price of $3.2145 per share, which warrant was not affected by the new CEFF or the issuance of the new warrant to Kingsbridge. The fair value of the warrants issued approximates $0.8 million and is categorized as deferred financing costs included in other long term assets as of December 31, 2008. As of December 31, 2008, we have not sold any common stock to Kingsbridge under the December 2008 CEFF.

Private Placements of Common Stock

On October 2, 2008, we completed a private placement with various institutional and individual accredited investors to which we issued an aggregate of 9,411,948 shares of common stock and warrants to purchase an additional 2,823,584 shares of common stock in return for aggregate gross proceeds, before expenses, of $40.0 million (excluding any proceeds that might be received upon exercise of the warrants). We incurred investment banking fees, legal fees, and other financing costs of approximately $2.8 million, resulting in net proceeds of approximately $37.2 million. The purchase price of each share of common stock sold in the financing was $4.21, the closing price of our common stock on the Nasdaq Global Market on September 29, 2008, the date we entered into the securities purchase agreement with the investors, and the purchase price for the warrants was approximately $0.125 for each share of common stock underlying the warrants. The warrants are exercisable for five years from the date of issuance and have an exercise price of $4.63 per share.

On June 22, 2007, we completed a private placement with various institutional and individual accredited investors to which we issued an aggregate of 9,216,709 shares of common stock and warrants to purchase an additional 4,608,356 shares of common stock in return for aggregate gross proceeds, before expenses, of $25.4 million (excluding any proceeds that might be received upon exercise of the warrants). We incurred investment banking fees, legal fees, and other financing costs of approximately $1.9 million resulting in net proceeds of approximately $23.5 million. The purchase price of each share of common stock sold in the financing was $2.69, the closing price of our common stock on the Nasdaq Global Market on June 19, 2007, the date we entered into the securities purchase agreement with the investors, and the purchase price for the warrants was $0.125 for each share of common stock underlying the warrants. The warrants are exercisable beginning 180 days after issuance through December 19, 2012 and have an exercise price of $3.09 per share.

Under the terms of the warrants issued in the 2007 private placement, if a "Fundamental Transaction" (as defined in the warrant) occurs, we (or the successor entity) are required to purchase any unexercised warrants from the holder thereof for cash in an amount equal to its value computed using the Black-Scholes option-pricing model with prescribed guidelines.

Note 12. Stockholders' Equity – (continued)

Since the Fundamental Transaction terms provide the warrant holders with a benefit in the form of a cash payment equal to the fair value of the unexercised warrants calculated using the Black-Scholes option-pricing model formula in certain qualifying events described above, the warrants have been classified as a liability until the earlier of the date the warrants are exercised in full or expire. In accordance with EITF 00-19, *"Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Stock"* (EITF 00-19), the warrants were valued on the date of grant using the Black-Scholes option-pricing model and using the following assumptions: a risk-free rate of 4.78%, a volatility factor of 75.2%, a life of 5.5 years, and a dividend rate of zero. The estimated fair value of the warrants on the date of grant was approximately $7.0 million. EITF 00-19 also requires that the warrants be revalued as derivative instruments at each reporting period end. We will adjust the instruments to their current fair value using the Black-Scholes option pricing model at each reporting period end, with the change in value recorded as other income/expense. Fluctuations in the market price of our common stock between measurement periods will have an impact on the revaluations, the results of which are highly unpredictable and may have a significant impact on our results of operations.

In connection with the October 2, 2008 and the June 22, 2007 private placements, we also agreed to file registration statements under the Securities Act of 1933, as amended, registering for resale the shares of common stock sold in the private placements, including the shares of common stock underlying the warrants. We may be liable for liquidated damages to holders of the common shares if we do not maintain the effectiveness of the registration statements. The amount of the liquidated damages is, in aggregate, up to 1.5% of the purchase price of the common stock per month, subject to an aggregate maximum of up to 12% of the aggregate purchase price of the shares. We are not liable for liquidated damages with respect to the warrants or the common shares issuable upon exercise of the warrants.

We account for the registration payment arrangement under the provisions of EITF 00-19-2, "*Accounting for Registration Payment Arrangements.*" As of December 31, 2008 and 2007, management determined that it is not probable that we will be obligated to pay any liquidated damages in connection with the private placements. Accordingly, no accrual for contingent obligation is required or recorded as of December 31, 2008 and 2007.

Additional Issuances of Warrants to Purchase Common Stock

We have additional outstanding, fully-exercisable warrants that would, upon a cash payment exercise, result in the issuance of approximately 23,000 shares of our common stock. The exercise prices of the warrants range from $32.34 to $35.24 per share, and the warrants expire between February 2010 and June 2013. The warrant holders have the option to exercise the warrants in one of the following ways: (i) cash payment; (ii) cancellation of our indebtedness, if any, to the holder; or (iii) net issuance exercise in the event the fair market value of our common stock exceeds the exercise price on the date of exercise.

During 2002 and 2003, in connection with equipment financings we issued warrants to purchase an aggregate of 55,316 shares of our common stock with an exercise price of $12.07 per share. The warrants expire between 2012 and 2013.

Note 12. Stockholders' Equity – (continued)

The following table summarizes our warrant activity for the periods presented:

	Number of Warrants Outstanding	Weighted Average Exercise Price
Balance January 1, 2007	918,726	$5.59
Issuance of warrants in connection with private placement of common stock	4,608,356	3.09
Balance December 31, 2007	5,527,082	3.51
Issuance of warrants in connection with private placement of common stock	2,823,585	4.63
Issuance of warrants in connection with CEFF	135,000	4.44
Exercises of warrants	(263,397)	3.09
Balance December 31, 2008	8,222,270	$3.92

Note 13. Equity Incentive Award and Employee Stock Purchase Plans

2000 Stock Option Plan

In December 2000, Micromet AG adopted the 2000 Stock Option Plan ("2000 Plan"). The 2000 Plan provides for the granting of incentive stock options to selected employees, executives of Micromet AG and its affiliates. The 2000 Plan authorized the grant of options to purchase up to 612,237 shares of our common stock. Options granted under the 2000 Plan were exercisable after two years and in general vested ratably over a three-year period commencing with the grant date and expired no later than eight years from the date of grant. During the second quarter of 2006, all outstanding options under the 2000 Plan were cancelled and were partially replaced with options granted under the 2006 Equity Incentive Award Plan described below. As of December 31, 2008 and 2007, we were not authorized to issue any additional options under the 2000 Plan. There has been no activity under this plan in the years ended December 31, 2008 and 2007, and as of December 31, 2008, no options are outstanding under this plan.

2000 and 2003 Equity Incentive Award Plans

In connection with the merger with CancerVax Corporation, we assumed CancerVax's Third Amended and Restated 2000 Stock Incentive Plan ("2000 Stock Incentive Plan") and CancerVax's 2003 Amended and Restated Equity Incentive Award Plan ("2003 Plan"). The 2000 Stock Incentive Plan was effectively terminated on June 10, 2004 by the approval of the 2003 Plan. Prior to its termination, the 2000 Stock Incentive Plan allowed for the grant of options and restricted stock to employees, outside directors and consultants. Options granted under the 2000 Stock Incentive Plan generally expire no later than ten years from date of grant and vest over a period of four years.

Under the 2003 Plan, stock options, stock appreciation rights, restricted or deferred stock awards and other awards may be granted to employees, outside directors and consultants. Incentive stock options issued under the 2003 Plan may be issued to purchase a fixed number of shares of our common stock at prices not less than 100% of the fair market value at the date of grant, as defined in the 2003 Plan. Options granted to new employees generally become exercisable one-fourth annually beginning one year after the grant date with monthly vesting thereafter and expire ten years from the grant date. Options granted to existing employees generally vest on a monthly basis over a three-year period from the date of grant. The initial options granted to our non-employee directors under the 2003 Plan have a three-year vesting period. Subsequent grants of options to our non-employee directors have a one-year vesting period. Options granted to non-employee consultants generally have a one-year vesting period. At December 31, 2008, options to purchase approximately 6,755,000 shares of our common stock were outstanding, and there were approximately 155,000 additional shares remaining available for future option grants, under these plans.

Note 13. Equity Incentive Award and Employee Stock Purchase Plans – (continued)

2006 Equity Incentive Award Plan

In April 2006, Micromet AG adopted a 2006 Equity Incentive Award Plan ("2006 Plan") that provides for the granting of stock options to certain officers, directors, founders, employees and consultants to acquire up to approximately 1,923,000 shares of common stock. The 2006 Plan was assumed by us in connection with the closing of the merger between Micromet AG and CancerVax Corporation. Approximately 1,762,000 options were granted under the 2006 Plan in anticipation of the merger, in part, to replace the options issued under the 2000 Plan described above. One-half of these options vested in May 2006, with the remainder vesting ratably on a monthly basis through May 2008. The effective exercise price for the options granted prior to the merger was approximately 25% of the closing price of a share of CancerVax common stock on the date immediately preceding the date of grant of the option (as adjusted for the exchange ratio in the merger). At December 31, 2008, options to purchase approximately 954,000 shares of our common stock were outstanding under this plan and there were approximately 444,000 shares remaining available for future option grants under this plan.

Stock Option Plan Activity Under 2003 and 2006 Plans

During the year ended December 31, 2008, we granted options to purchase 2,615,000 shares of our common stock. Approximately 400,000 shares under these stock options vest upon the attainment of specific performance targets. The measurement date of stock options containing performance-based vesting is the date the stock option grant is authorized and the specific performance goals are communicated. Compensation expense is recognized based on the probability that the performance criteria will be met. The recognition of compensation expense associated with performance-based vesting requires judgment in assessing the probability of meeting the performance goals, as well as defined criteria for assessing achievement of the performance-related goals. The continued assessment of probability may result in additional expense recognition or expense reversal depending on the level of achievement of the performance goals. No expense has been recognized for the years ended December 31, 2008 and 2007 related to these performance-based options. The weighted-average grant-date fair value of options granted during the year ended December 31, 2008 was $1.38.

The following is a summary of stock option activity under the 2003 and 2006 Plans for the year ended December 31, 2008 (options and intrinsic value in thousands):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	6,049	$3.41		
Granted	2,615	$2.51		
Exercised	(543)	$1.81		
Forfeited	(85)	$2.75		
Expired	(327)	$2.00		
Outstanding at December 31, 2008	7,709	$3.28	8.1	$13,778
Exercisable at December 31, 2008	3,987	$3.91	7.4	$ 6,630
Vested and expected to vest at December 31, 2008	7,442	$3.31	8.1	$13,266

Note 13. Equity Incentive Award and Employee Stock Purchase Plans – (continued)

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2008 is calculated as the difference between the exercise price of the underlying options and the market price of our common stock for the shares that had exercise prices that were lower than the $4.36 closing price of our common stock on December 31, 2008. The total intrinsic value of options exercised in the years ended December 31, 2008 and 2007 was approximately $1,124,090 and $16,300 respectively, determined as of the date of exercise. We received approximately $986,900 and $90,100 in cash from options exercised in the years ended December 31, 2008 and 2007, respectively.

Stock-Based Compensation

For the years ended December 31, 2008 and 2007, stock-based compensation expense related to stock options granted to employees was $3.4 million and $3.7 million, respectively. As of December 31, 2008 and 2007, the fair value of unamortized compensation cost related to unvested stock option awards was $4.6 million and $5.4 million, respectively. Unamortized compensation cost as of December 31, 2008 is expected to be recognized over a remaining weighted-average vesting period of 2.0 years.

Reported stock-based compensation is classified, in the consolidated financial statements, as follows (in thousands):

	Years Ended December 31,	
	2008	2007
Research and development	$1,393	$1,562
General and administrative	1,974	2,112
	$3,367	$3,674

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2008 and 2007 was $1.38 and $1.76 per share, respectively, using the Black-Scholes model with the following assumptions:

	Years Ended December 31,	
	2008	2007
Expected volatility	74.2% to 76.7%	74.1% to 76.7%
Risk-free interest rate	2.4% to 3.3%	3.9% to 4.8%
Dividend yield	0%	0%
Expected term	5.3 to 6.1 years	5.3 to 6.1 years

Expected volatility is based on our historical volatility and the historical volatilities of the common stock of comparable publicly traded companies. The risk-free interest rate is based on the U.S. Treasury rates in effect at the time of grant for periods within the expected term of the award. Expected dividend yield is projected at zero, as we have not paid any dividends on our common stock since our inception and we do not anticipate paying dividends on our common stock in the foreseeable future. The expected term of at-the-money options granted is derived from the average midpoint between vesting and the contractual term, as described in SEC SAB Nos. 107 and 110. As stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The pre-vesting forfeiture rates for the years ended December 31, 2008 and 2007 were based on historical forfeiture experience for similar levels of employees to whom the options were granted.

Note 13. Equity Incentive Award and Employee Stock Purchase Plans – (continued)

Employee Stock Purchase Plan

We also have an Employee Stock Purchase Plan (ESPP), which initially allowed for the issuance of up to 100,000 shares of our common stock, increasing annually on December 31 by the lesser of (i) 30,000 shares, (ii) 1% of the outstanding shares of our common stock on such date, or (iii) a lesser amount determined by our board of directors. We do not currently offer participation in the ESPP to any of our employees. Under the terms of the ESPP, employees can elect to have up to 20% of their annual compensation withheld to purchase shares of our common stock. The purchase price of the common stock would be equal to 85% of the lower of the fair market value per share of our common stock on the commencement date of the applicable offering period or the purchase date. There were no shares purchased under the ESPP during 2008, and at December 31, 2008, approximately 204,000 shares were available for future purchase under this plan.

Note 14. Related Parties

Compensation Arrangement

We pay for a portion of the salary of a director's executive assistant. During each of the years ended December 31, 2008 and 2007, $38,000 was included in general and administrative expenses related to this arrangement.

Note 15. Financial Risk Management Objectives and Policies

Our principal financial instruments are comprised of short-term and long-term debt, convertible notes, capital leases and cash. We have various other financial instruments such as accounts receivable and accounts payable.

Foreign Currency Risk

We have transactional currency exposure. Such exposure arises from revenues generated in currencies other than our measurement currency. Approximately 5% and 17% of our revenue was denominated in U.S. dollars in 2008 and 2007, respectively. Although we have significant customers with the U.S. dollar as their functional currency, the majority of our transactions are contracted in, and a majority of our operations and expenses are denominated in, Euros (€). Rendered services contracted in U.S. dollars are exposed to movements in the U.S. $ to € exchange rates. Certain license fees and milestone payments are denominated in U.S. dollars. We have not engaged in foreign currency hedging transactions to manage this exchange rate exposure.

Concentration of Credit Risk

Financial instruments that potentially subject us to credit and liquidity risk consist primarily of cash, cash equivalents and accounts receivable.

Note 15. Financial Risk Management Objectives and Policies – (continued)

It is our policy to place all of our cash equivalents and deposits with high-credit quality issuers. In the event of a default by the institution holding the cash, cash equivalents and restricted cash, we are exposed to credit risk to the extent of the amounts recorded on the balance sheets. We continually monitor the credit quality of the financial institutions which are counterparts to our financial instruments. Our accounts receivable are subject to credit risk as a result of customer concentrations. Customers comprising greater than 10% of total revenues presented as a percentage of total revenues are as follows:

	December 31, 2008	December 31, 2007
Merck Serono	11%	22%
MedImmune	25%	32%
Nycomed	57%	26%
TRACON	1%	12%

We had unbilled accounts receivable of approximately $2,430,000 and $1,927,000 as of December 31, 2008 and 2007, respectively. The amounts are included in accounts receivable.

Note 16. Fair Value Measurements

We adopted the provisions of SFAS 157 as of January 1, 2008 for financial instruments. Although the adoption of SFAS 157 did not impact our financial condition, results of operations, or cash flows, we are now required to provide additional disclosures as part of our financial statements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008 (in thousands):

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash and cash equivalents	$46,168	$46,168	$—	$ —
Restricted cash	3,140	3,140	—	—
Total assets	$49,308	$49,308	$—	$ —
Liabilities:				
Common stock warrant liability	$12,294	$ —	$—	$12,294

The following table presents information about our common stock warrant liability, which was our only financial instrument measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in SFAS 157 at December 31, 2008:

	Fair Value
Balance at January 1, 2008	$ 5,218
Transfers to (from) Level 3	—
Total gains/(losses) realized/unrealized included in earnings	8,064
Purchases/issuances/settlements, net	(988)
Balance December 31, 2008	$12,294

Note 16. Fair Value Measurements – (continued)

The carrying value of the common stock warrant liability is calculated using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the award. Expected dividend yield is projected at 0%, as we have not paid any dividends on our common stock since our inception and we do not anticipate paying dividends on our common stock in the foreseeable future. Expected volatility is based on our historical volatility and the historical volatilities of the common stock of comparable publicly traded companies.

Note 17. Exclusive IP Marketing Agreement With Enzon

In April 2002, we entered into an Exclusive IP Marketing Agreement with Enzon, which was amended and restated by the parties in June 2004. Under the 2004 agreement, we serve as the exclusive marketing partner for both parties' consolidated portfolio of patents relating to single-chain antibody technology. Licensing revenues are shared equally with Enzon, as are associated marketing and legal costs.

The term of the Exclusive IP Marketing Agreement continues until expiration of the last valid claim in the consolidated patent portfolio. Either party may terminate the agreement upon determination by a court of competent jurisdiction that the other party has committed a material breach of the agreement. In addition, the Exclusive IP Marketing Agreement terminates automatically upon termination of a cross-license agreement between us and Enzon. Either party also has the right to terminate the agreement unilaterally.

Since April 2002, we have entered into several license agreements with third parties under the Enzon IP Marketing Agreement, and we have received license fees and milestone payments under several of these agreements. We recognized $1.3 million and $0.9 million in revenues related to these license agreements for the years ended December 31, 2008 and 2007, respectively.

Note 18. Research and Development Agreements

We have been party to the following significant research and development agreements related to our research and development strategy:

Merck Serono

In December 2004, we entered into a collaboration agreement with Ares Trading S.A., a wholly-owned subsidiary of Serono International S.A., a leading Swiss biotechnology firm that was acquired by Merck KGaA and that is now called Merck Serono Biopharmaceuticals S.A. Pursuant to the agreement, we granted Merck Serono a worldwide license under our relevant patents and know-how to develop, manufacture, commercialize and use adecatumumab for the prevention and treatment of any human disease. Merck Serono paid an initial license fee of $10.0 million and has made three milestone payments in the total amount of $12.0 million to date. Overall, the agreement provides for Merck Serono to pay up to $138.0 million in milestone payments (of which the $12.0 million above has been paid to date) if adecatumumab is successfully developed and registered worldwide in at least three indications.

Under the terms of the agreement, Merck Serono bears all costs of product development and manufacturing, subject to our participation right as described below. The original agreement provided that upon the completion of both phase 2 clinical studies in September 2006, Merck Serono would assume the leading role in the management of any further clinical trials with adecatumumab, and at that time, we would have to decide whether or not to exercise our co-development option and participate in the costs and expenses of developing and selling adecatumumab in the United States or Europe. In November 2006, we and Merck Serono amended the agreement to extend our leading role in the management of the clinical trials with adecatumumab until completion of the phase 1b clinical trial currently being conducted to evaluate the combination of adecatumumab and docetaxel in patients with metastatic breast cancer and the completion of an additional phase 1 clinical trial. In October 2007, we and Merck Serono further amended the agreement and reallocated

Note 18. Research and Development Agreements – (continued)

certain of our respective development responsibilities with respect to adecatumumab. As part of the revised responsibilities, we now have all decision-making authority and operational responsibility for the ongoing phase 1b clinical trial, as well as an additional phase 2 clinical trial to be conducted by us. Merck Serono will continue to bear the development expenses associated with the collaboration in accordance with the agreed upon budget. Further, under the amended agreement we can exercise our co-development option and participate in the costs and expenses of developing and selling adecatumumab in the United States or Europe after the end of both the ongoing phase 1 clinical trial and the additional clinical trial. If we exercise our option, we will then share up to 50% of the development costs, as well as certain other expenses, depending on the territory for which we exercise our co-development option. The parties will co-promote and share the profits from sales of adecatumumab in the territories for which the parties shared the development costs. In the other territories, Merck Serono will pay a royalty on net sales of adecatumumab.

Merck Serono may not terminate the agreement until receipt by Merck Serono of the study reports for the ongoing phase 1 clinical trial and the additional clinical trial, and thereafter for convenience with prior notice. Either party may terminate for material breach or bankruptcy of the other. In the event of a termination of the agreement, all product rights will revert to us.

We recognized revenues of approximately $3.0 million and $4.1 million associated with this license and collaboration agreement in the years ended December 31, 2008 and 2007, respectively.

MedImmune

On June 6, 2003, we entered into the following agreements with MedImmune:

Collaboration and License Agreement

In June 2003, we entered into a collaboration and license agreement with MedImmune to jointly develop blinatumomab. Under the terms of the collaboration and license agreement, MedImmune had the rights and the obligation to develop and commercialize blinatumomab in North America, while we retained all rights to blinatumomab outside of North America. Under the agreement, MedImmune also has the right to develop other BiTE antibodies binding to specific antigens relevant for hematological cancers in addition to or instead of blinatumomab. In March 2009, MedImmune elected to commence the development of a new BiTE antibody for the treatment of hematological cancers as a substitute for blinatumomab. Under the terms of the 2003 collaboration and license agreement, we will be responsible for generating the new BiTE antibody and for certain early preclinical development activities pursuant to a research plan to be agreed upon by the parties. MedImmune will bear all of the costs incurred by us in conducting the research plan for this BiTE antibody, and will be responsible for all of the development costs of this BiTE antibody in North America. In addition, MedImmune will be required to make milestone payments upon the achievement of certain development milestone events related to the new antibody, and, if it receives marketing approval, to pay a royalty on net sales of this BiTE antibody in North America. We have retained all rights to this new BiTE antibody outside of North America, and have the right, at no cost to us, to use the data generated by MedImmune in the course of the development in North America for obtaining marketing approvals outside of North America.

MedImmune will be developing the new BiTE antibody in North America and we will be assuming responsibility for the worldwide development and commercialization of blinatumomab. However, under the terms of the 2003 collaboration and license agreement, MedImmune will remain obligated to develop the commercial scale manufacturing process for blinatumomab at its cost. Also, MedImmune will remain obligated to supply our requirements of blinatumomab for clinical trials inside and outside of North America. Further, upon the first marketing approval of blinatumomab in the United States, MedImmune will have a one-time option to reacquire the commercialization rights to blinatumomab in North America. If MedImmune were to exercise this option, it would be required to pay us all of the milestone payments that would have become due if MedImmune had developed blinatumomab in the United States, the global development costs

Note 18. Research and Development Agreements – (continued)

incurred by us after the return of the rights to blinatumomab to us, and an additional payment calculated as a percentage of these development costs. In addition, MedImmune would then pay a royalty on net sales of blinatumomab in North America.

We recognized revenue of approximately $4.0 million and $3.0 million associated with this agreement in the years ended December 31, 2008 and 2007, respectively.

BiTE Research Collaboration Agreement

In June 2003, we entered in a BiTE research collaboration agreement with MedImmune pursuant to which we have generated MT111, a BiTE antibody binding to carcinoembryonic antigen (CEA). MedImmune is obligated to make milestone payments and pay royalties to us on net sales of the product candidates developed pursuant to this agreement. Furthermore, we have retained the exclusive right to commercialize MT111 in Europe. MedImmune is obligated to reimburse any development costs incurred by us for MT111 up to the completion of phase 1 clinical trials.

We recorded revenue of approximately $2.9 million and $3.0 million associated with this agreement in the years ended December 31, 2008 and 2007, respectively.

Nycomed

In May 2007, we entered into a Collaboration and License Agreement with Nycomed A/S under which we and Nycomed will collaborate exclusively with each other on the development of MT203 and other antibodies that neutralize granulocyte macrophage colony-stimulating factor (GM-CSF) and that may be useful for the treatment of inflammatory and autoimmune diseases. Under the terms of the agreement, we received an upfront license fee of $6.7 million as of the payment date, and we are eligible to receive research and development reimbursements and payments upon the achievement of development milestones of more than €120 million in the aggregate. We are also eligible to receive royalties on worldwide sales of MT203 and other products that may be developed under the agreement. We are responsible for performing preclinical development, process development and manufacturing of MT203 for early clinical trials, and Nycomed will be responsible for clinical development and commercialization of the product candidate on a worldwide basis. Nycomed will bear the cost of development activities and reimburse us for our expenses incurred in connection with the development program. The term of the agreement expires upon the satisfaction of all payment obligations of each party under the agreement. After completion of certain preclinical development steps, Nycomed may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

During the years ended December 31, 2008 and 2007, we recognized revenues, including milestone payments, of approximately $15.5 million and $4.8 million, respectively, under this agreement.

TRACON

In March 2007, we entered into an agreement with TRACON Pharmaceuticals, Inc., under which we granted TRACON an exclusive, worldwide license to develop and commercialize MT293. Under the agreement, TRACON also has an option to expand the license to include one specific additional antibody, and upon the exercise of the option, the financial and other terms applicable to MT293 would become applicable to such other antibody. Under the terms of the agreement, TRACON will be responsible for the development and commercialization of MT293 on a worldwide basis, as well as the costs and expenses associated with such activities. We transferred to TRACON certain materials, including the stock of MT293 clinical trial materials, stored at our contract manufacturer. TRACON paid us an upfront license fee and is obligated to make development and sales milestone payments and to pay a royalty on worldwide net sales of MT293. In addition, TRACON made certain payments for the delivery of the materials and has an obligation to pay us a portion of sublicensing revenues, which portion decreases based on the timepoint in the development of MT293 when

Note 18. Research and Development Agreements – (continued)

TRACON enters into the sublicense agreement. If MT293 is successfully developed and commercialized in three indications in three major markets, we would be entitled to receive total payments, exclusive of royalties on net sales, of more than $100 million. TRACON may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

During the years ended December 31, 2008 and 2007, we recognized revenues of approximately $0.3 million and $2.2 million, respectively, under this agreement.

Other Licensing and Research and Development Agreements

We also have licensing and research and development agreements with various universities, research organizations and other third parties under which we have received licenses to certain intellectual property, scientific know-how and technology. In consideration for the licenses received, we are required to pay license and research support fees, milestone payments upon the achievement of certain success-based objectives or royalties on future sales of commercialized products, if any. We may also be required to pay minimum annual royalties and the costs associated with the prosecution and maintenance of the patents covering the licensed technology.

Note 19. Legal Proceedings

We are involved in certain claims and inquiries that are routine to our business. Legal proceedings tend to be unpredictable and costly. Based on currently available information, we believe that the resolution of pending claims, regulatory inquiries and legal proceedings will not have a material effect on our operating results, financial position or liquidity position.

Note 20. Segment Disclosures

We operate in only one segment, which primarily focuses on the discovery and development of antibody-based drug candidates using proprietary technologies.

Revenues:

The geographic composition of revenues for each of the years ended December 31, 2008 and 2007 was as follows (in thousands):

	2008	2007
United States	$ 8,042	$ 8,678
Germany	15,529	4,936
Switzerland	3,212	4,282
All others	503	488
	$27,286	$18,384

Long-Lived Assets:

All long-lived assets for the years ended December 31, 2008 and 2007 were located in Germany, except for $146,000 and $133,000 located in the U.S. as of December 31, 2008 and 2007, respectively.

Note 21. Subsequent Events

In January 2009, we entered into an option, collaboration and license agreement with Bayer Schering Pharma AG, under which Bayer Schering Pharma has the exclusive option to obtain a license to one of our preclinical BiTE antibodies against an undisclosed oncology target. Under the terms of the agreement, Bayer Schering Pharma paid us a €4.5 million, or $6.3 million at the exchange rate in effect on December 31, 2008, fee to secure a one-year option on a specific BiTE antibody. Bayer Schering Pharma may exercise this option prior to January 5, 2010 through the additional payment of an option exercise fee. The exercise of the option would trigger a formal collaboration between us and Bayer Schering Pharma on the development of the BiTE antibody through the completion of phase 1 clinical trials, at which point Bayer Schering Pharma would assume full control of the further development and commercialization of the BiTE antibody. We would also be eligible to receive an option exercise fee and milestone payments of up to $402 million, or approximately €286 million at the exchange rate in effect on December 31, 2008, in total and royalties, based on tiered net sales of the product. In addition, Bayer Schering Pharma would reimburse us for our research and development expenses incurred in connection with the development of the BiTE antibody in the collaboration.

In March 2009, MedImmune elected to commence the development of a new BiTE antibody for the treatment of hematological cancers as a substitute for blinatumomab under the terms of a collaboration and license agreement we had entered into with MedImmune in June 2003. We will be responsible for generating the new BiTE antibody and for certain early preclinical development activities pursuant to a research plan to be agreed upon by the parties. MedImmune will bear all of the costs incurred by us in conducting the research plan for this BiTE antibody, and will be responsible for all of the development costs of this BiTE antibody in North America. In addition, MedImmune will be required to make milestone payments upon the achievement of certain development milestone events related to the new antibody, and, if it receives marketing approval, to pay a royalty on net sales of this BiTE antibody in North America. We have retained all rights to this new BiTE antibody outside of North America, and have the right, at no cost to us, to use the data generated by MedImmune in the course of the development in North America for obtaining marketing approvals outside of North America.

MedImmune will be developing the new BiTE antibody in North America and we will be assuming responsibility for the worldwide development and commercialization of blinatumomab. However, under the terms of the 2003 collaboration and license agreement, MedImmune will remain obligated to develop the commercial scale manufacturing process for blinatumomab at its cost. Also, MedImmune will remain obligated to supply our requirements of blinatumomab for clinical trials inside and outside of North America. Further, upon the first marketing approval of blinatumomab in the United States, MedImmune will have a one-time option to reacquire the commercialization rights to blinatumomab in North America. If MedImmune were to exercise this option, it would be required to pay us all of the milestone payments that would have become due if MedImmune had developed blinatumomab in the United States, the global development costs incurred by us after the return of the rights to blinatumomab to us, and an additional payment calculated as a percentage of these development costs. In addition, MedImmune would then pay a royalty on net sales of blinatumomab in North America.

Note 22. Quarterly Financial Data (Unaudited)

The following quarterly financial data, in the opinion of management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results for the periods presented (in thousands, except per share amounts):

	Year Ended December 31, 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 5,924	$ 8,452	$ 7,038	$ 5,872
Total operating expenses	13,254	14,375	13,372	12,351
Loss from operations	(7,330)	(5,923)	(6,334)	(6,479)
Net loss[(1)]	(5,866)	(8,627)	(12,891)	(5,851)
Basic and diluted net loss per common share	(0.14)	(0.21)	(0.31)	(0.12)

	Year Ended December 31, 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 2,770	$ 3,066	$ 5,563	$ 6,985
Total operating expenses	10,272	11,084	9,204	13,061
Loss from operations	(7,502)	(8,018)	(3,641)	(6,076)
Net loss	(7,590)	(6,469)	(2,268)	(3,799)
Basic and diluted net loss per common share	(0.24)	(0.20)	(0.06)	(0.09)

(1) The significant change in net loss in the third quarter of 2008 results primarily from the non-cash expense for the change in the fair value of common stock warrants liability for which we recorded expense of $6.8 million.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-120302) of Micromet, Inc.,

(2) Registration Statement (Form S-4 No. 333-131817) of Micromet, Inc.,

(3) Registration Statement (Form S-3 No. 333-136802) of Micromet, Inc.,

(4) Registration Statement (Form S-8 No. 333-120579) pertaining to the CancerVax Corporation Amended and Restated 2003 Equity Incentive Award Plan,

(5) Registration Statement (Form S-8 No. 333-110085) pertaining to CancerVax Corporation Third Amended and Restated 2000 Stock Incentive Plan, CancerVax Corporation 2003 Equity Incentive Award Plan and CancerVax Corporation Employee Stock Purchase Plan,

(6) Registration Statement (Form S-3 No. 333-144695) of Micromet, Inc.,

(7) Registration Statement (Form S-3 No. 333-154732) of Micromet, Inc., and

(8) Registration Statement (Form S-3 No. 333-155996) of Micromet, Inc.

of our report dated March 16, 2009, with respect to the consolidated financial statements of Micromet, Inc. and subsidiaries and our report dated March 16, 2009, with respect to the effectiveness of internal control over financial reporting of Micromet, Inc., included in this Annual Report (Form 10-K) of Micromet, Inc. for the year ended December 31, 2008.

/s/ Ernst & Young LLP

McLean, Virginia
March 16, 2009

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-120302),
(2) Registration Statement (Form S-4 No. 333-131817),
(3) Registration Statement (Form S-3 No. 333-136802),
(4) Registration Statement (Form S-8 No. 333-120579),
(5) Registration Statement (Form S-8 No. 333-110085),
(6) Registration Statement (Form S-3 No. 333-144695),
(7) Registration Statement (Form S-3 No. 333-154732), and
(8) Registration Statement (Form S-3 No. 333-155996),

of our report dated March 13, 2008, with respect to the consolidated financial statements of Micromet, Inc. as of December 31, 2007 and for the year then ended, included in this Annual Report (Form 10-K) of Micromet, Inc. for the year ended December 31, 2008.

/s/ Ernst & Young AG WPG

Munich, Germany
March 16, 2009

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christian Itin, certify that:

1. I have reviewed this annual report on Form 10-K of Micromet, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ Christian Itin

Christian Itin
President and Chief Executive Officer
(principal executive officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Barclay A. Phillips, certify that:

1. I have reviewed this annual report on Form 10-K of Micromet, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ Barclay A. Phillips
Barclay A. Phillips
Senior Vice President and Chief Financial Officer
(principal financial officer)

Exhibit 32

CERTIFICATIONS OF
PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Micromet, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christian Itin, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Report and results of operations of the Company for the period covered by the Report.

Date: March 16, 2009

/s/ Christian Itin
Christian Itin
President and Chief Executive Officer
(principal executive officer)

This certification accompanies the Report and shall not be deemed "filed" by the Company with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Report), irrespective of any general incorporation language contained in such filing.

In connection with the Annual Report of Micromet, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Barclay A. Phillips, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Report and results of operations of the Company for the period covered by the Report.

Date: March 16, 2009

/s/ Barclay A. Phillips
Barclay A. Phillips
Senior Vice President and Chief Financial Officer
(principal financial officer)

This certification accompanies the Report and shall not be deemed "filed" by the Company with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Report), irrespective of any general incorporation language contained in such filing.

micromet

Corporate Headquarters

6707 Democracy Boulevard, Suite 505
Bethesda, MD 20817 USA
240-752-1420

R&D Facility

Staffelseestrasse 2
81477 Munich Germany
+49 (89) 89 5277 0

www.micromet-inc.com